File Nos.   333-
                                                                       811-05618
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Initial Filing
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No.                                   ( )
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 195                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ LIFE VARIABLE ACCOUNT B
     ------------------------------------
        (Exact Name of Registrant)

     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
     ----------------------------------------------------
        (Name of Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                         55416
     -------------------------------------------                     --------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code               (763)  765-2913

     Name and Address of Agent for Service
     -------------------------------------
          Stewart D. Gregg, Senior Securities Counsel
          Allianz Life Insurance Company of North America
          5701 Golden Hills Drive
          Minneapolis,  MN    55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                PART A PROSPECTUS

                 THE ALLIANZ VISION VARIABLE ANNUITY (SM) CONTRACT
                                    ISSUED BY
                       ALLIANZ LIFE(R) VARIABLE ACCOUNT B
                                       AND
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THE ALLIANZ VISION VARIABLE ANNUITY UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THIS VARIABLE ANNUITY IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THIS CONTRACT AND IS NOT SOLICITING AN OFFER TO BUY THE CONTRACT IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

FOR YOUR CONVENIENCE WE HAVE PROVIDED A GLOSSARY (SEE SECTION 14) THAT DEFINES KEY, CAPITALIZED TERMS THAT ARE USED IN THIS PROSPECTUS.

This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of North America (Allianz Life, we, us, our).

The Contract is a "flexible purchase payment" contract because you (the Owner) can make more than one Purchase Payment, subject to certain restrictions. The Contract is "variable" because the Contract Value and any variable Annuity Payments you receive will increase or decrease depending on the performance of the Investment Options you select (in this prospectus, the term "Investment Options" refers only to the variable Investment Options listed on the following page, and not to any fixed investment choices). The Contract is "deferred" because you do not have to elect to begin receiving Annuity Payments immediately.

The basic Contract offers a variety of standard features including a number of different Investment Options, multiple annuitization options, a free withdrawal privilege, and a death benefit (Base Contract). The Contract also offers optional features (subject to certain restrictions) that are each available for an additional charge. These optional features include the Lifetime Income Plus Benefit; an Enhanced Death Benefit; a 6% Bonus Option; and a Short Withdrawal Charge Option. (You cannot select both the Bonus and the Short Withdrawal Charge Options.) The following is a brief synopsis of the principal features and charges of the Contract and the optional features.

                                                                         MORTALITY AND
                                                                          EXPENSE RISK
                                              WITHDRAWAL CHARGE         (M&E) CHARGE(1)              BONUS
                                        --------------------------      ---------------              ----------------------------
Base Contract                           8.5% reducing to 0 after 7            1.40%                  NA
                                        years
Lifetime Income Plus Benefit(2)                                               0.70% to
                                                                              1.65%((3))
Enhanced Death Benefit                                                        0.30%
Bonus Option                            8.5% reducing to 0 after 9            0.30%                  6% of Purchase Payments((4))
                                        years
Short Withdrawal Charge Option          8.5% reducing to 0 after 4            0.25%                  NA
                                        years

(1) We may assess additional charges such as a contract maintenance charge and premium taxes. See the Fee Tables and section 6, Expenses for details.

(2) The Lifetime Income Plus Benefit is the only optional feature that you can add to your Contract after issue, and later remove it if you choose. HOWEVER, ONCE YOU REMOVE THE LIFETIME INCOME PLUS BENEFIT FROM A CONTRACT, IT WILL NO LONGER BE AVAILABLE FOR FUTURE SELECTION. THE LIFETIME INCOME PLUS BENEFIT CAN ONLY BE EXERCISED AT CERTAIN AGES. SEE SECTION 11, LIFETIME INCOME PLUS BENEFIT.

(3) The charge varies depending upon when the benefit is added to the Contract, type of payout you select, and whether you reset the 5% Annual Increase. See the Fee Tables, section 6, Expenses and section 11, Lifetime Income Plus Benefit.

(4) The Bonus applies to Purchase Payments received before age 91 and is subject to vesting. ANNUITY CONTRACTS THAT CREDIT A BONUS GENERALLY HAVE HIGHER FEES AND CHARGES THAN CONTRACTS THAT DO NOT CREDIT A BONUS. THEREFORE, THE BONUS MAY BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THE BONUS.

We currently offer the Investment Options listed on the following page. You can invest in up to 15 Investment Options at any one time. One or more of the Investment Options may not be available in your state. WE DO NOT CURRENTLY OFFER A FIXED ACCOUNT OR ANY FIXED INVESTMENT OPTIONS. CONTRACTS WITH THE LIFETIME INCOME PLUS BENEFIT ARE SUBJECT TO RESTRICTIONS ON ALLOCATIONS AND TRANSFERS INTO CERTAIN INVESTMENT OPTIONS.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

AIM
AZL AIM Basic Value Fund
AZL AIM International Equity Fund

AZL FUSION
AZL Fusion Balanced Fund
AZL Fusion Growth Fund
AZL Fusion Moderate Fund

CLEARBRIDGE
AZL LMP Large Cap Growth Fund
AZL LMP Small Cap Growth Fund

COLUMBIA
AZL Columbia Technology Fund

DAVIS
AZL Davis NY Venture Fund
Davis VA Financial Portfolio

DREYFUS
AZL Dreyfus Founders Equity Growth Fund
AZL Dreyfus Premier Small Cap Value Fund
Dreyfus IP Small Cap Stock Index Portfolio
Dreyfus Stock Index Fund, Inc.

FRANKLIN TEMPLETON
AZL Franklin Small Cap Value Fund
Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Securities Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund

JENNISON
AZL Jennison 20/20 Focus Fund
AZL Jennison Growth Fund

LEGG MASON
AZL Legg Mason Growth Fund
AZL Legg Mason Value Fund

NEUBERGER BERMAN
AZL Neuberger Berman Regency Fund

OPPENHEIMER CAPITAL
AZL OCC Opportunity Fund
AZL OCC Renaissance Fund
AZL OCC Value Fund
OpCap Mid Cap Portfolio

OPPENHEIMER FUNDS
AZL Oppenheimer Developing Markets Fund
AZL Oppenheimer Global Fund
AZL Oppenheimer International Growth Fund
AZL Oppenheimer Main Street Fund

PIMCO
AZL PIMCO Fundamental IndexPLUS Total Return Fund
PIMCO VIT All Asset Portfolio
PIMCO VIT CommodityRealReturn Strategy Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio

PRUDENTIAL
AZL Money Market Fund

VAN KAMPEN
AZL Van Kampen Aggressive Growth Fund
AZL Van Kampen Comstock Fund
AZL Van Kampen Equity and Income Fund
AZL Van Kampen Global Franchise Fund
AZL Van Kampen Global Real Estate Fund
AZL Van Kampen Growth and Income Fund
AZL Van Kampen Mid Cap Growth Fund
AZL Van Kampen Strategic Growth Fund

Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge. A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed at the back of this prospectus. The table of contents of the SAI appears before the Privacy Notice in this prospectus. The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's website.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

VARIABLE ANNUITY CONTRACTS ARE COMPLEX INSURANCE AND INVESTMENT VEHICLES. BEFORE YOU INVEST, BE SURE TO ASK YOUR REGISTERED REPRESENTATIVE ABOUT THE CONTRACT'S FEATURES, BENEFITS, RISKS AND FEES, AND WHETHER THE CONTRACT IS APPROPRIATE FOR YOU BASED UPON YOUR FINANCIAL SITUATION AND OBJECTIVES.

STATE SPECIFIC CONTRACT RESTRICTIONS
If you purchase a Contract, it will be subject to the law of the state in which it is issued. Some of the terms of the Contract may differ from the terms of a Contract delivered in another state because of state-specific legal requirements. Areas in which there may be state-specific Contract provisions may include the following.

o    The withdrawal charge schedule.
o Availability of the Bonus Option, Short Withdrawal Charge Option, Enhanced Death Benefit, Lifetime Income Plus Benefit, Investment Options, Annuity Options, DCA programs, endorsements, and/or riders.
o    Free look rights.
o    Selection of certain Income Dates.
o    Restrictions on your ability to make additional Purchase Payments.
o    Deductions we make to reimburse ourselves for premium taxes.
o    Selection of certain assumed investment rates for variable Annuity
     Payments.
o    Transfer rights.

If you would like information regarding state-specific Contract provisions, you should contact your registered representative or contact our Service Center at the toll free number listed at the back of this prospectus.

Dated: _________, 2007

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

TABLE OF CONTENTS

FEE TABLES............................................6
----------
    CONTRACT OWNER TRANSACTION EXPENSES...............6
    -----------------------------------
    CONTRACT OWNER PERIODIC EXPENSES..................6
    --------------------------------
    ANNUAL OPERATING EXPENSES OF THE INVESTMENT
    OPTIONS...........................................8
    ---------------------------------------------------
    EXAMPLES..........................................8
    --------
1.  THE VARIABLE ANNUITY CONTRACT....................10
--  -----------------------------
    OWNERSHIP........................................10
    ---------
2.  PURCHASE.........................................12
    PURCHASE PAYMENTS................................12
    AUTOMATIC INVESTMENT PLAN (AIP)..................12
    ALLOCATION OF PURCHASE PAYMENTS..................12
    TAX-FREE SECTION 1035 EXCHANGES..................13
    FAXED APPLICATIONS...............................13
    FREE LOOK/RIGHT TO EXAMINE.......................13
    ACCUMULATION UNITS/COMPUTING THE CONTRACT VALUE..14
3.  THE ANNUITY PHASE................................15
--  -----------------
    INCOME DATE......................................15
    -----------
    PARTIAL ANNUITIZATION............................15
    ---------------------
    ANNUITY OPTIONS..................................16
    ---------------
    ANNUITY PAYMENTS.................................17
    ----------------
4.  INVESTMENT OPTIONS...............................18
--  ------------------
    SUBSTITUTION AND LIMITATION ON FURTHER
    INVESTMENTS......................................26
    --------------------------------------------------
    TRANSFERS........................................26
    ---------
    EXCESSIVE TRADING AND MARKET TIMING..............27
    -----------------------------------
    DOLLAR COST AVERAGING (DCA) PROGRAM..............29
    -----------------------------------
    FLEXIBLE REBALANCING.............................29
    --------------------
    FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS...30
    ----------------------------------------------
    VOTING PRIVILEGES................................30
    -----------------
5.  OUR GENERAL ACCOUNT..............................31
--  -------------------
6.  EXPENSES.........................................31
--  --------
    MORTALITY AND EXPENSE RISK (M&E) CHARGES.........31
    ----------------------------------------
    CONTRACT MAINTENANCE CHARGE......................32
    ---------------------------
    WITHDRAWAL CHARGE................................32
    -----------------
    TRANSFER FEE.....................................33
    ------------
    PREMIUM TAXES....................................34
    -------------
    INCOME TAXES.....................................34
    ------------
    INVESTMENT OPTION EXPENSES.......................34
    --------------------------
7.  TAXES............................................34
    ANNUITY CONTRACTS IN GENERAL.....................34
    QUALIFIED CONTRACTS..............................35
    MULTIPLE CONTRACTS...............................36
    PARTIAL 1035 EXCHANGES...........................36
    DISTRIBUTIONS - NON-QUALIFIED CONTRACTS..........36
    DISTRIBUTIONS - QUALIFIED CONTRACTS..............37
    ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS....38
    DEATH BENEFITS...................................38
    WITHHOLDING......................................38
    FEDERAL ESTATE TAXES.............................39
    GENERATION-SKIPPING TRANSFER TAX.................39
    FOREIGN TAX CREDITS..............................39
    ANNUITY PURCHASES BY NONRESIDENT ALIENS AND
        FOREIGN CORPORATIONS.........................39
        --------------------
    POSSIBLE TAX LAW CHANGES.........................39
    ------------------------
    DIVERSIFICATION..................................39
    ---------------
    REQUIRED DISTRIBUTIONS...........................40
    ----------------------
8.  ACCESS TO YOUR MONEY.............................40
    FREE WITHDRAWAL PRIVILEGE........................41
    WAIVER OF WITHDRAWAL CHARGE BENEFIT..............42
    SYSTEMATIC WITHDRAWAL PROGRAM....................42
    THE MINIMUM DISTRIBUTION PROGRAM AND
        REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS.42
        --------------------------------------------
    SUSPENSION OF PAYMENTS OR TRANSFERS..............43
    -----------------------------------
9.  ILLUSTRATIONS....................................43
--  -------------
10. DEATH BENEFIT....................................43
--- -------------
    TRADITIONAL DEATH BENEFIT........................43
    -------------------------
    DEATH OF THE OWNER UNDER INHERITED IRA CONTRACTS.44
    DEATH OF THE OWNER AND/OR ANNUITANT UNDER ALL
        OTHER CONTRACTS..............................44
        ---------------
    DEATH BENEFIT PAYMENT OPTIONS....................48
    -----------------------------
11. LIFETIME INCOME PLUS BENEFIT.....................49
    ADDING THE LIFETIME INCOME PLUS BENEFIT TO
        YOUR CONTRACT................................50
        -------------
    REMOVING THE LIFETIME INCOME PLUS BENEFIT FROM
    -----------------------------------------------
        YOUR CONTRACT................................50
        -------------
    WHO IS CONSIDERED A COVERED PERSON(S)?...........51
    --------------------------------------
    IF YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT.52
    LIFETIME PLUS PAYMENTS UNDER THE
        LIFETIME INCOME PLUS BENEFIT.................52
        ----------------------------
    THE BENEFIT BASE.................................54
    ----------------
    THE QUARTERLY ANNIVERSARY VALUE..................54
    -------------------------------
    THE 5% ANNUAL INCREASE AND THE
    -------------------------------
        5% ANNUAL INCREASE CAP.......................54
        ----------------------
    RESETTING THE 5% ANNUAL INCREASE.................55
    --------------------------------
    AUTOMATIC ANNUAL PAYMENT INCREASES TO THE
    ------------------------------------------
        LIFETIME PLUS PAYMENTS.......................56
        ----------------------
    INVESTMENT OPTION ALLOCATION, TRANSFER AND
    -------------------------------------------
        WITHDRAWAL RESTRICTIONS......................57
        -----------------------
    TAXATION OF LIFETIME PLUS PAYMENTS...............58
    ----------------------------------
    TERMINATION OF THE LIFETIME INCOME PLUS BENEFIT..58
    -----------------------------------------------
12. OTHER OPTIONAL BENEFITS..........................59
--- -----------------------
    ENHANCED DEATH BENEFIT...........................59
    ----------------------
    BONUS OPTION.....................................60
    ------------
    SHORT WITHDRAWAL CHARGE OPTION...................61
    ------------------------------
13. OTHER INFORMATION................................61
--- -----------------
    ALLIANZ LIFE.....................................61
    ------------
    THE SEPARATE ACCOUNT.............................61
    --------------------
    DISTRIBUTION.....................................61
    ------------
    ADDITIONAL CREDITS FOR CERTAIN GROUPS............63
    -------------------------------------
    ADMINISTRATION/ALLIANZ SERVICE CENTER............63
    -------------------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

    LEGAL PROCEEDINGS................................63
    -----------------
    FINANCIAL STATEMENTS.............................63
    --------------------
14. GLOSSARY.........................................64
    --------
15. TABLE OF CONTENTS OF
    THE STATEMENT OF
    ADDITIONAL INFORMATION...........................67
    ----------------------
16. PRIVACY NOTICE...................................68
    APPENDIX A - ANNUAL OPERATING EXPENSES FOR
    EACH  INVESTMENT OPTION..........................69
    -----------------------
APPENDIX B - QUARTERLY ANNIVERSARY VALUE CALCULATION
             AND EXAMPLES............................73
    CALCULATING THE QUARTERLY ANNIVERSARY VALUE UNDER
    --------------------------------------------------
        THE LIFETIME INCOME PLUS BENEFIT.............73
        --------------------------------
    CALCULATING THE QUARTERLY ANNIVERSARY VALUE UNDER
    --------------------------------------------------
        THE ENHANCED DEATH BENEFIT...................73
        --------------------------
    EXAMPLES OF THE QUARTERLY ANNIVERSARY VALUE
    --------------------------------------------
        CALCULATIONS.................................74
        ------------
    EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON
    -------------------------------------------------
        THE QUARTERLY ANNIVERSARY VALUE..............74
        -------------------------------
APPENDIX C - 5% ANNUAL INCREASE AND 5% ANNUAL
INCREASE CAP CALCULATIONS AND EXAMPLES................75
--------------------------------------
    CALCULATING THE 5% ANNUAL INCREASE UNDER
    ----------------------------------------
        THE LIFETIME INCOME PLUS BENEFIT.............75
        --------------------------------
    CALCULATING THE 5% ANNUAL INCREASE CAP UNDER
    ---------------------------------------------
        THE LIFETIME INCOME PLUS BENEFIT.............76
        --------------------------------
    EXAMPLES OF THE 5% ANNUAL INCREASE AND
        THE 5% ANNUAL INCREASE CAP CALCULATION.......77
    EXAMPLES OF THE EFFECT OF A LARGE ADDITIONAL
    PURCHASE PAYMENT ON THE 5% ANNUAL INCREASE CAP...78

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

FEE TABLES
The following tables describe the fees and expenses that you will pay when purchasing, owning and taking a withdrawal from the Contract. Taxes, including deductions we make from the Contract to reimburse ourselves for premium taxes, also may apply, although they do not appear in these tables. It is our current practice not to make deductions from the Contract to reimburse ourselves for premium taxes until the earliest of: the Income Date that you take a Full Annuitization, the date of full withdrawal, or death. For more information, see section 6, Expenses.

The first tables describe the fees and expenses that you will pay if you take a withdrawal from the Contract during the Accumulation Phase, or if you make transfers.

CONTRACT OWNER TRANSACTION EXPENSES WITHDRAWAL CHARGE DURING THE ACCUMULATION PHASE(1) (as a percentage of each Purchase Payment withdrawn)

          BASE CONTRACTS                         BONUS CONTRACTS(2)         SHORT WITHDRAWAL CHARGE CONTRACTS(2)
---------------------------------          ------------------------------ --------------------------------------
  NUMBER OF COMPLETE                       NUMBER OF COMPLETE                      NUMBER OF COMPLETE
    YEARS SINCE WE                           YEARS SINCE WE                          YEARS SINCE WE
RECEIVED YOUR PURCHASE                       RECEIVED YOUR                           RECEIVED YOUR
        PAYMENT           CHARGE            PURCHASE PAYMENT      CHARGE            PURCHASE PAYMENT      CHARGE
----------------------    ------            ------------------    ------  ------------------------------- ------
           0               8.5%                    0               8.5%                    0               8.5%
           1               8.5%                    1               8.5%                    1               7.5%
           2               7.5%                    2               8.5%                    2               5.5%
           3               6.5%                    3                8%                     3                3%
           4                5%                     4                7%              4 years or more         0%
           5                4%                     5                6%
           6                3%                     6                5%
    7 years or more         0%                     7                4%
                                                   8                3%
                                            9 years or more         0%

TRANSFER FEE(3)............................First 12 transfers in a Contract Year are free. Thereafter, the fee is $25.

(1) During each Contract Year of the Accumulation Phase, you can take multiple withdrawals that when added together do not exceed 12% of total Purchase Payments. We will not deduct a withdrawal charge from this amount (the free withdrawal privilege). Because the free withdrawal privilege is non-cumulative, if you do not use all of your 12% privilege in a Contract Year, you may not carry over the remainder to the next year. The free withdrawal privilege is not available to you if you exercise the Lifetime Income Plus Benefit. For more details and additional information on other penalty-free withdrawal options, please see the discussion of the free withdrawal privilege and other information that appears in section 8, Access to Your Money; and section 11, Lifetime Income Plus Benefit.
(2) The optional features may not be available to you, check with your registered representative. If the optional features are available, you can select either the Bonus or the Short Withdrawal Charge Option at issue for an additional M&E charge. You cannot select both of these optional benefits. For more information, see Separate Account Annual Expenses in this section and section 12, Other Optional Benefits.
(3) We do not count any transfers made under the dollar cost averaging program, flexible rebalancing program, or the allocation and transfer restrictions for the Lifetime Income Plus Benefit against any free transfers we allow. Currently, we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct this fee during the Annuity Phase. For more information, please see section 6, Expenses - Transfer Fee.


CONTRACT OWNER PERIODIC EXPENSES
The next tables describe the fees and expenses that you will pay periodically during the time that you own your Contract, not including the Investment Options' fees and expenses.

DURING THE ACCUMULATION PHASE:
CONTRACT MAINTENANCE CHARGE(4)........................$50 per Contract per year.

(4) We waive this charge if the Contract Value (or Bonus Value, if applicable) is at least $100,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total Contract Value (or Bonus Value) for all your Contracts is at least $100,000, we waive the charge on all of your Contracts. For more information, please see section 6, Expenses - Contract Maintenance Charge.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as a percentage of average daily assets invested in a subaccount on an annual basis)

                                                                                                           MAXIMUM M&E
                                                                                                           CHARGE FOR
                                                                                                            CONTRACT
                                                                                                              WITH
                                                   CURRENT                                                  MULTIPLE
                                                     M&E       MAXIMUM                                     OPTIONAL
                                                    CHARGE    M&E CHARGE                                    FEATURES
                                                    ------    ----------                                    ----------

                                                                               BONUS CONTRACT WITH THE
                                                                               ENHANCED DEATH BENEFIT
                                                                               AND JOINT LIFETIME PLUS
                                                                               PAYMENTS UNDER THE
                                                                               LIFETIME INCOME PLUS
BASE CONTRACTS                                       1.40%       1.40%         BENEFIT

ADDITIONAL M&E CHARGE FOR OPTIONAL FEATURES:
    SINGLE LIFETIME PLUS PAYMENTS UNDER THE
        LIFETIME INCOME PLUS BENEFIT((6))          0.70%(7)   1.50%((8))                                      3.65%
    JOINT LIFETIME PLUS PAYMENTS UNDER THE                    1.65%((8))
        LIFETIME INCOME PLUS BENEFIT ((6))         0.85%(7)
    ENHANCED DEATH BENEFIT                           0.30%       0.30%
    BONUS OPTION                                     0.30%       0.30%
    SHORT WITHDRAWAL CHARGE OPTION                   0.25%       0.25%

If you exercise the Lifetime Income Plus Benefit, the additional expenses associated with the Lifetime Income Plus Benefit will continue until the earlier of the termination of the Lifetime Income Plus Benefit, or your Contract Value is fully depleted. (See section 11, Lifetime Income Plus Benefit for details about when the Lifetime Income Plus Benefit will terminate.) The additional expenses associated with the Enhanced Death Benefit (if applicable) will continue as long as the Enhanced Death Benefit value is greater than zero.

(5) The Bonus Option, Short Withdrawal Charge Option, Enhanced Death Benefit and/or Lifetime Income Plus Benefit may not be available to you, check with your registered representative. You cannot select both the Bonus Option and the Short Withdrawal Charge Option.
(6) You can add the Lifetime Income Plus Benefit to your Contract once before age 81. You select either single or joint Lifetime Plus Payments when you add the Lifetime Income Plus Benefit to your Contract. However, you can later change joint Lifetime Plus Payments to a single Lifetime Plus Payment by removing a Covered Person. You can make this change only once. If we approve your request, we will change the M&E charge for this option to equal the M&E charge for single Lifetime Plus Payments that is in effect for a newly issued Contract as of the Contract Anniversary after your request is received in good order at our Service Center, only if that amount differs from the current additional M&E charge on your Contract.
(7) These charges currently apply if you add the Lifetime Income Plus Benefit at issue, after issue, or if you reset the 5% Annual Increase.
(8) This is the maximum charge we could impose if you add the Lifetime Income Plus Benefit to your Contract at issue, after issue, or if you reset the 5% Annual Increase. (See section 11, Lifetime Income Plus Benefit.)

DURING THE ANNUITY PHASE:
CONTRACT MAINTENANCE CHARGE(9)........................$50 per Contract per year.

SEPARATE ACCOUNT ANNUAL EXPENSES - IF YOU REQUEST VARIABLE ANNUITY PAYMENTS (as a percentage of average daily assets invested in a subaccount on an annual basis)

M&E CHARGE.................................................................1.40%

Because the Contract allows Partial Annuitization, it is possible for different portions of the Contract to be in both the Accumulation and Annuity Phases at the same time. It is also possible to have different M&E charges on different portions of the Contract at the same time if you request variable Annuity Payments under a Partial Annuitization.

(9) We waive the charge during the Annuity Phase if your Contract Value on the Income Date is at least $100,000. For more information, please see section 6, Expenses - Contract Maintenance Charge.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS
This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses for the period ended December 31, 2006, charged by any of the Investment Options before the effect of any contractual expense reimbursement or fee waiver. Current and future total annual operating expenses could be higher or lower than those shown in the table. These expenses are deducted from the Investment Options' assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals and Annuity Payments. They may also negatively impact the death benefit proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent calendar year. The investment advisers for the Investment Options provided the fee and expense information and we did not independently verify it. Please see the Investment Options' prospectuses for more information regarding the fees and expenses of the Investment Options.

[TO BE UPDATED UPON AMENDMENT]                                                                 MINIMUM         MAXIMUM
Total annual Investment Option
operating expenses* (including management fees, distribution or 12b-1 fees,
and other expenses) before fee waivers and expense reimbursements                               [_]%           [_]%

* Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option. The maximum current fee is [_]%. The amount of these fees, if deducted from Investment Option assets, is reflected in the above table and is disclosed in Appendix A.

Appendix A contains more details regarding the annual operating expenses for each of the Investment Options, including the amount and effect of any waivers and/or reimbursements.

EXAMPLES
The expenses for your Contract may be different from those shown in the examples below depending upon which Investment Option(s) you select and the benefits that apply.

These examples are intended to help you compare the cost of investing in a Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Owner periodic expenses, and the annual operating expenses of the Investment Options before the effect of reimbursements and waivers.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The $50 contract maintenance charge is included in the examples as a charge of [0.__%] of the average daily assets invested in a subaccount based on assumed average Contract size of $[__]. Please note that this is an assumed average and some Owners may pay more or less than the assumed average. [TO BE UPDATED UPON AMENDMENT]

Transfer fees and deductions we make to reimburse ourselves for premium taxes may apply but are not reflected in these examples.

For additional information, see section 6, Expenses.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

If you take a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay expenses as follows.
    (a) Maximum charges* for a Bonus Contract with the Enhanced Death Benefit and joint Lifetime Plus Payments (which carries the highest M&E charge of 3.65%).
    (b) Current charges for a Bonus Contract with the Enhanced Death Benefit and joint Lifetime Plus Payments (which carries an M&E charge of 2.85%).
    (c) The Base Contract (which carries the lowest M&E charge of 1.40%).

    [TO BE UPDATED UPON AMENDMENT]

TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES
BEFORE ANY FEE WAIVERS OR EXPENSE REIMBURSEMENTS OF:             1 YEAR       3 YEARS        5 YEARS       10 YEARS
                                                              ------------- ------------- -------------- -------------
                                                              ------------- ------------- -------------- -------------
[_]% (the maximum)                                                  a) $          a) $           a) $          a) $
                                                                    b) $          b) $           b) $          b) $
                                                                    c) $          c) $           c) $          c) $
------------------------------------------------------------- ------------- ------------- -------------- -------------
------------------------------------------------------------- ------------- ------------- -------------- -------------
[_]% (the minimum)                                                  a) $          a) $           a) $          a) $
                                                                    b) $          b) $           b) $          b) $
                                                                    c) $          c) $           c) $          c) $
------------------------------------------------------------- ------------- ------------- -------------- -------------

If you do not take a full withdrawal or if you take a Full Annuitization** of the Contract at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay expenses as follows.
    (a) Maximum charges* for a Bonus Contract with the Enhanced Death Benefit and joint Lifetime Plus Payments (which carries the highest M&E charge of 3.65%).
    (b) Current charges for a Bonus Contract with the Enhanced Death Benefit and joint Lifetime Plus Payments (which carries an M&E charge of 2.85%).
    (c) The Base Contract (which carries the lowest M&E charge of 1.40%).

    [TO BE UPDATED UPON AMENDMENT]

TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES                1 YEAR       3 YEARS        5 YEARS       10 YEARS
BEFORE ANY FEE WAIVERS OR EXPENSE REIMBURSEMENTS OF:
                                                              ------------- ------------- -------------- -------------
                                                              ------------- ------------- -------------- -------------
[_]% (the maximum)                                                  a) $          a) $           a) $          a) $
                                                                    b) $          b) $           b) $          b) $
                                                                    c) $          c) $           c) $          c) $
------------------------------------------------------------- ------------- ------------- -------------- -------------
------------------------------------------------------------- ------------- ------------- -------------- -------------
[_]% (the minimum)                                                  a) $          a) $           a) $          a) $
                                                                    b) $          b) $           b) $          b) $
                                                                    c) $          c) $           c) $          c) $
------------------------------------------------------------- ------------- ------------- -------------- -------------

* If you add the Lifetime Income Plus Benefit to your Contract after the Issue Date, or if you reset the 5% Annual Increase, your M&E charge may be less than this amount, but it cannot be greater than this amount.
** Annuity Payments are generally not available until after the second Contract Anniversary in most states.



As of _____________, no Contracts offered by this prospectus had been sold. Therefore, we have not provided any condensed financial information.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

1.   THE VARIABLE ANNUITY CONTRACT

An annuity is a contract between you (the Owner), and an insurance company (in this case Allianz Life), where you make payments to us and, in turn, we promise to make regular periodic income payments (Annuity Payments) to the Payee.

The Contract is tax deferred. You generally are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract. However, the Contract may offer other features that meet your needs. Accordingly, if you are purchasing a Qualified Contract, you should consider purchasing this Contract for its death benefit, annuity benefits and other non-tax deferral related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether a Qualified Contract is an appropriate investment for you.

The Contract has an Accumulation Phase and an Annuity Phase. You can take withdrawals from the Contract during the Accumulation Phase and, subject to certain restrictions, you can make additional Purchase Payments.

The Accumulation Phase begins on the Issue Date and ends upon the earliest of the following.

o    The Business Day before the Income Date if you take a Full Annuitization.
o    The Business Day we process your request for a full withdrawal.
o Upon the death of any Owner, it will terminate on the Business day we receive in good order at our Service Center, both due proof of death and an election of the death benefit payment option, unless the deceased Owner's spouse continues the Contract.

The Annuity Phase is the period during which we will make Annuity Payments from the Contract. Annuity Payments must begin on a designated date (the Income Date) that is at least two years after your Issue Date. If you apply the entire Contract Value to Annuity Payments, we call that a Full Annuitization, and if you apply only part of the Contract Value to Annuity Payments, we call that a Partial Annuitization. The maximum number of annuitizations you can have at any one time is five. Because the Contract allows Partial Annuitization, it is possible for different portions of the Contract to be in both the Accumulation and Annuity Phases at the same time. The Annuity Phase begins on the Income Date (or the first Income Date if you take any Partial Annuitizations) and ends when all portion(s) of the Contract that you apply to Annuity Payments have terminated, as indicated in section 3, The Annuity Phase - Annuity Payments.

The amount of Contract Value you are able to accumulate in your Contract during the Accumulation Phase and the amount of any variable Annuity Payments we make during the Annuity Phase depends in large part upon the investment performance of any Investment Options you select. You cannot invest in more than 15 Investment Options at any one time. Contracts with the Lifetime Income Plus Benefit will be subject to restrictions on allocations and transfers into certain Investment Options (see the Investment Option Allocation and Transfer Restrictions discussion in section 11, Lifetime Income Plus Benefit). Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the Investment Options.

We will not make any changes to your Contract without your permission except as may be required by law.

THE CONTRACT WILL TERMINATE WHEN:
o   the Accumulation Phase has terminated,
o   the Annuity Phase has terminated,
o   all applicable death benefit payments have been made.

OWNERSHIP
OWNER
You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. You can change Owners at any time subject to our approval. However, Qualified Contracts can only have one Owner and there may be IRS or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

JOINT OWNER
A Non-Qualified Contract can be owned by up to two Owners. HOWEVER, WE DO NOT ALLOW JOINT OWNERS TO TAKE PARTIAL ANNUITIZATIONS. You can change Joint Owners under the same conditions as described for an Owner. If a Contract has Joint Owners, we require the signature of both Owners on any forms that are submitted to our placePlaceNameService PlaceTypeCenter, unless we allow otherwise.

ANNUITANT
The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant and you can add a joint Annuitant for the Annuity Phase if you take a Full Annuitization. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You cannot change the Annuitant if the Contract is owned by a non-individual, but you can add a joint Annuitant (subject to our approval) for the Annuity Phase if you take a Full Annuitization. For Qualified Contracts, the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement.

NOTE FOR PARTIAL ANNUITIZATIONS: There can be only one Owner, the Owner must be the Annuitant, and we will not allow the Owner to add a joint Annuitant. Partial Annuitizations are not available to Joint Owners.

DESIGNATING DIFFERENT PERSONS AS OWNER(S) AND ANNUITANT(S) CAN HAVE IMPORTANT IMPACTS ON WHETHER A DEATH BENEFIT IS PAID, AND ON WHO WOULD RECEIVE IT. USE CARE WHEN DESIGNATING OWNERS AND ANNUITANTS, AND CONSULT YOUR REGISTERED REPRESENTATIVE IF YOU HAVE QUESTIONS.

PAYEE
The Payee is the person or entity you designate (subject to our approval) to receive Annuity Payments during the Annuity Phase. The Owner will receive tax reporting on those payments. For Non-Qualified Contracts, an Owner or Annuitant can be the Payee, but it is not required. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee. For all other Qualified Contracts, the Owner is not required to be the Payee, but the Owner cannot transfer or assign his or her rights under the Contract to someone else. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Owner unless the Contract is a Qualified Contract owned by a qualified plan. The Owner can change the Payee at any time, subject to our approval, provided that designation of a Payee is consistent with federal and state laws and regulations.

BENEFICIARY
The Beneficiary is the person(s) or entity you designate at Contract issue to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not designate a Beneficiary, any death benefit will be paid to your estate.

NOTE FOR JOINT OWNERS: For jointly owned Contracts, the sole primary Beneficiary will be the surviving Joint Owner. Spousal Joint Owners may also appoint contingent and secondary contingent Beneficiaries. If both spousal Joint Owners die before we pay the death benefit, we will pay the death benefit to the named contingent Beneficiaries, or to the estate of the Joint Owner who died last if there are no contingent Beneficiaries. However, for tax reasons, Joint Owners who are not spouses may not appoint any contingent Beneficiaries. If both Joint Owners who are not spouses die before we pay the death benefit, we will pay the death benefit to the estate of the Joint Owner who died last.

ASSIGNMENT OF A CONTRACT
An authorized request specifying the terms of an assignment of a Contract must be provided to our Service Center and approved by us. We will not be liable for any payment made or action taken before we record the assignment. An assignment may be a taxable event. We will not be responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record. Qualified Contracts generally cannot be assigned.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

2.   PURCHASE

PURCHASE PAYMENTS
A Purchase Payment is the money you put into the Contract. To purchase this Contract, all Owners and Annuitant(s) must be age 80 or younger on the Issue Date. The initial Purchase Payment is due on the Issue Date. The Purchase Payment requirements for this Contract are as follows.
o If you select the Lifetime Income Plus Benefit, the minimum initial payment we will accept is $25,000. For all other Contracts, the minimum initial payment we will accept is $10,000.
o You can make additional Purchase Payments of $250 or more (or as low as $100 if you have selected the automatic investment plan) during the Accumulation Phase before you exercise the Lifetime Income Plus Benefit, if applicable.
o YOU CANNOT MAKE ANY ADDITIONAL PURCHASE PAYMENTS TO THE CONTRACT AFTER THE INCOME DATE THAT YOU TAKE A FULL ANNUITIZATION OR AFTER YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT. IN CERTAIN STATES, ADDITIONAL PURCHASE PAYMENTS CAN ONLY BE MADE DURING THE FIRST CONTRACT YEAR OR MAY BE OTHERWISE RESTRICTED.
o The maximum total amount we will accept without our prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).
o If we make this Contract available as an Inherited IRA, the death benefit proceeds of the previous tax-qualified investment must be directly transferred into this Contract (see section 8, Access to Your Money - The Minimum Distribution Program and Required Minimum Distribution (RMD) Payments). A beneficiary can apply the death benefit proceeds from multiple tax-qualified investments that were owned by the same owner to the purchase of an Inherited IRA Contract. We will not accept any other forms of Purchase Payment on an Inherited IRA Contract. The death benefit proceeds cannot be received by the beneficiary and then applied to an Inherited IRA Contract. For more information on Inherited IRA Contracts, see section 7, Taxes - Qualified Contracts - Inherited IRA.

PURCHASE PAYMENTS TO QUALIFIED CONTRACTS MUST NOT BE GREATER THAN WHAT IS ALLOWED UNDER FEDERAL LAW AND MUST BE FROM EARNED INCOME OR A QUALIFIED TRANSFER. PURCHASE PAYMENTS TO QUALIFIED CONTRACTS OTHER THAN FROM A QUALIFIED TRANSFER MAY BE RESTRICTED AFTER THE OWNER REACHES AGE 70.

We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment.

This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

AUTOMATIC INVESTMENT PLAN (AIP)
The AIP is a program that allows you to make additional Purchase Payments to your Contract during the Accumulation Phase on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. Our Service Center must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month or the next Business Day if the 20th is not a Business Day. The minimum investment that you can make by AIP is $100. You may stop or change the AIP at any time you want. We must be notified by the first of the month in order to stop or change the AIP that month. If the AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions. The AIP is not available if the Qualified Contract is funding a plan that is tax qualified under Sections 401 or 403(b) of the Internal Revenue Code.

ALLOCATION OF PURCHASE PAYMENTS
When you purchase a Contract, we will allocate your Purchase Payment and any Bonus (if you select the Bonus Option) to the Investment Options you selected according to your instructions. We ask that you allocate your money in whole percentages. Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional Purchase Payments and any Bonuses (if applicable). If you do not instruct us, we will allocate them according to your most recent Purchase Payment instructions to us. We will allocate the Bonus in the same way as the corresponding Purchase Payment. You may change the allocation of future Purchase Payments and Bonuses without fee, penalty or other charge upon written notice or telephone instructions to our Service Center. A change will be effective for Purchase Payments and Bonuses received on or after the Business Day we receive your notice or instructions in

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
good order at our Service Center. We do not currently accept future allocation instructions from you via email, website, or other electronic communications. This service may be available to you in the future.

We reserve the right to limit the number of Investment Options that you can invest in at any one time. Currently, you can invest in up to 15 of the Investment Options at any one time. We may change this in the future. However, we will always allow you to invest in at least five Investment Options. Contracts with the Lifetime Income Plus Benefit are subject to restrictions on allocations and transfers into certain Investment Options (see section 11, Lifetime Income Plus Benefit).

Once we receive your initial Purchase Payment and the necessary information, we will issue the Contract and allocate your initial Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to the Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time. If you submit a Purchase Payment and/or application to your registered representative, we will not begin processing the Purchase Payment until it is received at our placePlaceNameService PlaceTypeCenter. We consider a Purchase Payment to be "received" when it is received at our Service Center regardless of how or when you made the payment.

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about you or your Contract to government regulators. In addition, we may be required to block an Owner's Contract and thereby refuse to pay any request for transfers, withdrawals (including Lifetime Plus Payments), surrenders, or death benefits until instructions are received from the appropriate regulator.

TAX-FREE SECTION 1035 EXCHANGES
Subject to certain restrictions, you can exchange all or a portion of one annuity contract for another or a life insurance policy for an annuity contract in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:
o you might have to pay a withdrawal charge on your previous contract, o there will be a new withdrawal charge period for this Contract, o other charges under this Contract may be higher (or lower), and o the benefits may be different.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible federal penalty tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine that the exchange is in your best interest and not just better for the person trying to sell you the Contract (that person will generally earn a commission on each contract sale). IF YOU CONTEMPLATE SUCH AN EXCHANGE, YOU SHOULD CONSULT A TAX ADVISER TO DISCUSS THE POTENTIAL TAX EFFECTS OF SUCH A TRANSACTION.

FAXED APPLICATIONS
We will accept Contract applications delivered in writing and, in most states, we will accept applications via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to our Service Center. We reserve the right to discontinue or modify the faxed application privilege at any time and for any reason. We do not currently accept applications delivered via email or our website. This may be available in the future.

FREE LOOK/RIGHT TO EXAMINE
If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive your Contract Value as of the day we receive your request. This may be more or less than your initial Purchase Payment. If you elect the Bonus Option and cancel your Contract during the free look/right to examine period,

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
you will forfeit your entire Bonus. (See section 12, Other Optional Benefits - Bonus Option.) In certain states or if you purchased this Contract as an IRA, we will refund your Purchase Payment less withdrawals if you decide to cancel your Contract within the free look period. In cases where we are required to refund the Purchase Payment, we reserve the right to allocate your initial Purchase Payment (and any Bonus if you select the Bonus Option) to the AZL Money Market Fund until the expiration of the free look period. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Options according to the selections you made at Contract issue, except in California if you are age 60 or older. For Owners in PlaceNameStateCalifornia age 60 or older, we will allocate your money to the AZL Money Market Fund during the free look period unless you specify otherwise on the appropriate form. The free look provision under the Contract is also called the right to examine.

ACCUMULATION UNITS/COMPUTING THE CONTRACT VALUE
The Contract Value (or Bonus Value, if you select the Bonus Option) in the subaccounts will go up or down based upon the investment performance of the Investment Option(s) you choose. Your Contract Value (or Bonus Value) will also be affected by the charges of the Contract. In order to keep track of the total value of your Contract in the Separate Account, we use a measurement called an Accumulation Unit. If you request variable Annuity Payments during the Annuity Phase of the Contract, we call this measurement an Annuity Unit.

When we receive a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment (and any Bonus, if applicable) allocated to an Investment Option at the daily price next determined after receipt of the Purchase Payment at our placePlaceNameService PlaceTypeCenter. The daily purchase price is normally determined as of 4:00 p.m. Eastern Time each Business Day, and any Purchase Payment received at or after 4:00 p.m. Eastern Time will receive the next Business Day's price. The Purchase Payments and Bonus you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit to your Contract by dividing the amount of the Purchase Payment and Bonus allocated to a subaccount by the value of the corresponding Accumulation Unit.

Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous Business Day by the net investment factor for the current Business Day. We determine the net investment factor by:
o dividing the net asset value of a subaccount at the end of the current Business Day by the net asset value of the subaccount for the previous Business Day,
o    adding any applicable dividends or capital gains, and
o multiplying this result by one minus the amount of the M&E charge for the current Business Day and any charges for taxes.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day. The value of an Accumulation Unit may go up or down from Business Day to Business Day. We calculate the total value of your Contract in the Separate Account by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.*

* For example, the Contract Value on any Contract Anniversary will reflect the number and value of the Accumulation Units as of 4:00 p.m. Eastern Time on the previous Business Day.

EXAMPLE

o On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before 4:00 p.m. Eastern Time.
o When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on the Investment Option you chose is $13.25.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with
226.41509 subaccount Accumulation Units for the Investment Option you chose. If the $3,000 payment had been received at or after 4:00 p.m. Eastern Time, it would have received the next Business Day's price.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

3.   THE ANNUITY PHASE

You can apply your Contract Value to regular periodic income payments (Annuity Payments). A Full Annuitization occurs when you apply the entire Contract Value to Annuity Payments. A Partial Annuitization occurs when you apply only part of your Contract Value to Annuity Payments. The Payee will receive the Annuity Payments. You will receive tax reporting on those payments, however, whether or not you are the Payee. We may require proof of the Annuitant(s)'age before making any life contingent Annuity Payment. If the age or sex of the Annuitant(s) have been misstated, the amount payable will be the amount that would have been provided at the true age or sex.

INCOME DATE
The Income Date is the date Annuity Payments will begin. Your Income Date is specified in your Contract as the latest date allowed for your Contract, which is the first day of the calendar month following the later of: a) the Annuitant's 90th birthday, or b) ten years from the Issue Date. This limitation may not apply when the Contract is issued to a charitable remainder trust. You can make an authorized request for a different Income Date after the Issue Date, however, any such request is subject to our approval. Your Income Date must be the first day of a calendar month and must be at least two years after the Issue Date. The Income Date will never be later than what is permitted under applicable law. An earlier Income Date may be required to satisfy minimum required distribution rules under certain Qualified Contracts.

PARTIAL ANNUITIZATION
PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO EVERYONE. UNDER A PARTIAL ANNUITIZATION THERE CAN BE ONLY ONE OWNER; THE OWNER MUST BE THE ANNUITANT, AND WE WILL NOT ALLOW THE OWNER TO ADD A JOINT ANNUITANT. PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO JOINT OWNERS.

You can take Partial Annuitizations after the second Contract Anniversary. However, if your Contract includes the Lifetime Income Plus Benefit, you cannot take a Partial Annuitization after you exercise the Lifetime Income Plus Benefit. Partial Annuitizations are also not available after you take a Full Annuitization. If you take a Full Annuitization, the Accumulation Phase of the Contract will end.

You can take one Partial Annuitization every 12 months. THE MAXIMUM NUMBER OF ANNUITIZATIONS WE ALLOW AT ANY ONE TIME IS FIVE. We do not allow you to allocate additional Contract Value to an existing stream of Annuity Payments. You also cannot transfer any amounts allocated to a stream of Annuity Payments to any other portion of the Contract. If you have four Partial Annuitizations and you would like to take a fifth, you must take a Full Annuitization and apply the entire remaining Contract Value to Annuity Payments, and the Accumulation Phase of the Contract will end. The amounts you apply to a Partial Annuitization and Annuity Payments we make under a Partial Annuitization are not subject to the withdrawal charge.

A Partial Annuitization will decrease the Contract Value, the death benefit, and for Contracts with a Lifetime Income Plus Benefit, it will also decrease the benefit base. This will decrease the amounts available for withdrawals (including Lifetime Plus Payments), additional Annuity Payments, and payment of the death benefit. For more information, see section 11, Lifetime Income Plus Benefit; and see the discussion of the death benefit that applies to your Contract in section 10, Death Benefit or section 12, Other Optional Benefits - Enhanced Death Benefit.

ANNUITY PAYMENTS WE MAKE UNDER A PARTIAL ANNUITIZATION WILL BE TREATED AS PARTIAL WITHDRAWALS AND NOT AS ANNUITY PAYMENTS FOR TAX PURPOSES. However, once the entire Contract Value has been applied to Annuity Payments, we intend to treat all Annuity Payments we make after that as annuity payments (and not withdrawals) for tax purposes. If you take a Partial Annuitization(s) and subsequently take a full withdrawal of the entire remaining Contract Value, all Annuity Payments we make on or after the Business Day you take the full withdrawal, should be treated as annuity payments (and not withdrawals) for tax purposes.

If the Annuity Payments we make are treated as withdrawals (and not annuity payments) for tax purposes, under Non-Qualified Contracts, any gains in the entire Contract will be considered to be distributed before Purchase Payments and will be subject to ordinary income tax. For Qualified Contracts, in most cases, the entire Annuity Payment we make under a Partial Annuitization will be subject to ordinary income taxes. If any Owner is younger than age 59 1/2, the taxable portion of the Annuity Payments we make under a Partial Annuitization may also be subject to a 10% federal penalty tax. Partial Annuitizations may also affect the tax treatment of any future Annuity Payments. We may make deductions to

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
reimburse ourselves for premium taxes from partially annuitized amounts. YOU SHOULD CONSULT A TAX ADVISER BEFORE REQUESTING A PARTIAL ANNUITIZATION.

IF ANY OWNER DIES AFTER TAKING A PARTIAL ANNUITIZATION, AND ANY PORTION OF THE CONTRACT IS IN THE ACCUMULATION PHASE, AND THERE IS A DEATH BENEFIT AVAILABLE UNDER THE CONTRACT, DEATH BENEFIT PAYMENT OPTION C WILL NOT BE AVAILABLE. FEDERAL LAW REQUIRES THAT, ONCE A PARTIAL ANNUITIZATION HAS BEEN TAKEN, WE MUST DISTRIBUTE ANY DEATH BENEFIT WITHIN FIVE YEARS OF THE DATE OF DEATH. THEREFORE, SINCE DEATH BENEFIT PAYMENT OPTION C ALLOWS FOR PAYMENT OF THE DEATH BENEFIT AS AN ANNUITY PAYMENT OVER THE LIFETIME OF THE BENEFICIARY, IT IS NOT AVAILABLE IN THIS SITUATION.

ANNUITY OPTIONS
You can choose one of the income plans (Annuity Options) described below or any other payment option to which we agree. Before the Income Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After Annuity Payments begin, you cannot change the Annuity Option.

Annuity Payments will usually be lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. For example, the guaranteed initial monthly fixed payout rates under Annuity Option 4 with a guarantee period of 20 years or more are the lowest fixed rates we offer, and the guaranteed initial monthly fixed payout rates under Annuity Option 1 are the highest fixed rates we offer. Annuity Payments will also be lower if you request Annuity Payments at an early age (for example when the Annuitant is age 50) as opposed to waiting until the Annuitant is older (for example, when the Annuitant is age 70).

OPTION 1. LIFE ANNUITY. We will make Annuity Payments during the life of the Annuitant, and the last payment will be the one that is due before the Annuitant's death. If the Annuitant dies shortly after the Income Date, the Payee may receive less than your investment in the Contract.

OPTION 2. LIFE ANNUITY WITH PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make Annuity Payments during the life of the Annuitant. If you take one single Full Annuitization and the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to the Payee for the rest of the guaranteed period. Alternatively, the Owner may elect to receive a lump sum payment. Under a Partial Annuitization, if the Annuitant dies before the end of the selected guaranteed period, we will make a lump sum payment to the Beneficiary. The lump sum payment is equal to the present value of the remaining guaranteed Annuity Payments, as of the date we receive proof of the Annuitant's death and a payment election form at our placePlaceNameService PlaceTypeCenter. For variable Annuity Payments, we base the remaining guaranteed Annuity Payments on the current value of the Annuity Units and we use the assumed investment rate to calculate the present value in most states. For fixed payouts, we calculate the present value of the lump sum using the Statutory Calendar Year Interest Rate based on the NAIC Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date in most states. However, some states require us to use different interest rates for variable and fixed payouts for the present value calculation. We require proof of the Annuitant's death and return of the Contract before we will make any lump sum payment. There are no additional costs associated with a lump sum payment.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. This Annuity Option is not available to you under a Partial Annuitization. We will make Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee will continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% of the previous amount, as selected by the Owner. Annuity Payments will stop with the last payment that is due before the last surviving joint Annuitant's death. If both Annuitants die shortly after the Income Date, the Payee may receive less than your investment in the Contract.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. This Annuity Option is not available to you under a Partial Annuitization. We will make Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if both joint Annuitants die before the end of the selected guaranteed period, we will continue to make Annuity Payments to the Payee for the rest of the guaranteed period. Alternatively, the Owner may elect to receive a lump sum payment equal to the present value of the remaining guaranteed Annuity Payments as of the date we receive proof of the last surviving joint Annuitant's death and a payment election form at our Service Center. For variable Annuity Payments, we base the remaining guaranteed Annuity Payments on the current value of the Annuity Units and we use the assumed investment rate to calculate the present value in most states. For fixed payouts, we calculate the present value

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
of the lump sum using the Statutory Calendar Year Interest Rate based on the NAIC Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date in most states. However, some states require us to use different interest rates for variable and fixed payouts for the present value calculation. We require proof of death of both joint Annuitants and return of the Contract before we will make any lump sum payment. There are no additional costs associated with a lump sum payment.

OPTION 5. REFUND LIFE ANNUITY. We will make Annuity Payments during the lifetime of the Annuitant, and the last payment will be the one that is due before the Annuitant's death. After the Annuitant's death, the Payee may receive a lump sum refund. For a fixed payout, the amount of the refund will equal the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.

For variable Annuity Payments, the amount of the refund will depend on the current Investment Option allocation and will be the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula.

(A) x {[(B) x (C) x (D)/(E)] - [(D) x (F)]}
 where:
    (A) = Annuity Unit value of the subaccount for that given Investment
          Option when due proof of the Annuitant's death is received at our Service Center.
    (B) = The amount applied to variable Annuity Payments on the Income Date.
    (C) = Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant's death is received at our Service Center.
    (D) = The number of Annuity Units used in determining each variable Annuity Payment attributable to that given subaccount when due proof of the Annuitant's death is received at our Service Center.
    (E) = Dollar value of first variable Annuity Payment.
    (F) = Number of variable Annuity Payments made since the Income Date.

We will base this calculation upon the allocation of Annuity Units actually in force at the time due proof of the Annuitant's death is received at our Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.

OPTION 6. SPECIFIED PERIOD CERTAIN ANNUITY. This Annuity Option is not available to you under a Partial Annuitization. THIS OPTION IS ONLY AVAILABLE FOR FIXED ANNUITY PAYMENTS IN THE STATE OF FLORIDA. Under this option, we will make Annuity Payments for a specified period of time. You select the specified period, which must be a whole number of years from ten to 30. If the last Annuitant dies before the end of specified period certain, then we will continue to make Annuity Payments to the Payee for the rest of the period certain.

ANNUITY PAYMENTS
Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.

You can request Annuity Payments under Annuity Options 1-5 as:

o    a variable payout,
o    a fixed payout, or
o    a combination of both.

If you do not choose an Annuity Option before the Income Date, we will make variable Annuity Payments to the Payee under Annuity Option 2 with ten years of guaranteed monthly payments.

Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments) except as provided under Annuity Option 3. If you choose a variable payout, you can continue to invest in up to 15 of the available Investment Options. We may change this in the future, but we will always allow you to invest in at least five Investment Options. If you do not tell us otherwise, we will base variable Annuity Payments on the investment allocations that were in place on the Income Date. Currently, it is our business practice that the initial Annuity Payment exceed $50. We will contact you to discuss alternate payment arrangements if the initial Annuity Payment would be $50 or less. Guaranteed fixed Annuity Payments are based on an interest rate and mortality table specified in your Contract. The payout rates for

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
fixed Annuity Payments provided by your Contract are guaranteed and in no event will we use lower fixed payout rates to calculate your fixed Annuity Payments. However, we may use higher fixed payout rates to calculate fixed Annuity Payments than the guaranteed rates provided by your Contract.

If you choose to have any portion of the Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of the payments will depend upon the following factors. o The Contract Value (less any deduction we make to reimburse ourselves for premium tax) on the Income Date. o The age of the Annuitant and any joint Annuitant on the Income Date.
o The sex of the Annuitant and any Joint Annuitant, where permitted. o The Annuity Option you select. o The assumed investment rate (AIR) you select. o The mortality table specified in the Contract. o The future performance of the Investment Option(s) you select.

You can choose a 3%, 5% or 7% AIR. The 7% AIR is not available in all states. Using a higher AIR results in a higher initial variable Annuity Payment, but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance of your Investment Options exceeds the AIR you selected, the variable Annuity Payments will increase. Similarly, if the actual performance is less than the AIR you selected, the variable Annuity Payments will decrease.

EACH PORTION OF THE CONTRACT THAT YOU APPLY TO ANNUITY PAYMENTS WILL TERMINATE UPON THE EARLIEST OF THE FOLLOWING. o Under Annuity Options 1 and 3, the death of the last surviving Annuitant. o Under Annuity Options 2 and 4, the death of the last surviving Annuitant and expiration of the guaranteed period*.

o Under Annuity Option 5, the death of the Annuitant and payment of any lump sum refund.
o    Under Annuity Option 6, the expiration of the specified period certain.
o    Contract termination.

* If we make a lump sum payment of the remaining guaranteed Annuity Payments at the death of the last surviving Annuitant, this portion of the Contract will terminate upon payment of the lump sum.

4.   INVESTMENT OPTIONS

The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future, we may add, eliminate or substitute Investment Options. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

YOU SHOULD READ THE INVESTMENT OPTIONS' PROSPECTUSES CAREFULLY. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Options' prospectuses. TO OBTAIN A CURRENT PROSPECTUS FOR ANY OF THE INVESTMENT OPTIONS, CONTACT YOUR REGISTERED REPRESENTATIVE OR CALL US AT THE TOLL FREE PHONE NUMBER LISTED AT THE BACK OF THIS PROSPECTUS. We will send copies of the Investment Options' prospectuses to you when we issue the Contract.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the table of annual operating expenses for each Investment Option that appears in Appendix A. For more information about share classes, see the Investment Options' prospectuses.

Currently, the Investment Options are not publicly traded mutual funds. They are available only as investment options in variable annuity or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. The names, investment objectives and policies of certain

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

Investment Options may be similar to the names, investment objectives and policies of other portfolios that the same investment advisers manage. Although the names, objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same names, investment advisers, objectives and policies.

The AZL FusionPortfolios are offered by the Allianz Variable Insurance Products Fund of Funds Trust. Each of the AZL FusionPortfolios is a "fund of funds" and diversifies its assets by investing in the shares of several other affiliated mutual funds.

The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the AZL FusionPortfolios, and the AZL FusionPortfolios do not pay service fees or 12b-1 fees. Pursuant to the funds' 12b-1 plans, the underlying funds of the AZL FusionPortfolios or their advisers may pay service fees to us and our affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.

The following advisers and subadvisers are affiliated with us: Allianz Life Advisers, LLC, Oppenheimer Capital LLC and Pacific Investment Management Company LLC. The following is a list of the Investment Options available under the Contract, the investment advisers and subadvisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option.



---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------

Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
AIM                    AZL AIM Basic                                     X            Long-term      At least 65% of total assets
                       Value Fund                                                     growth of      in equity securities of U.S.
                                                                                      capital        issuers that have market
Managed by Allianz                                                                                   capitalizations of greater
Life Advisers, LLC/                                                                                  than $500 million and that
A I M Capital                                                                                        the subadviser believes to
Management, Inc.                                                                                     be undervalued.

                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL AIM                                    X                   Long-term      At least 80% of its assets
                       International                                                  growth of      in a diversified portfolio
                       Equity Fund                                                    capital        of international equity
                                                                                                     securities whose issuers
                                                                                                     are considered by the
                                                                                                     fund's subadviser to
                                                                                                     have strong earnings
                                                                                                     momentum.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- ----------------------------
AZL Fusion             AZL Fusion                                                     Long-term      Allocation among the
                       Balanced Fund                                                  capital        underlying investments, to
Managed by Allianz                                                                    appreciation   achieve a range generally
Life Advisers, LLC                                                                    with           from 45% to 55% of assets in
                                                                                      preservation   equity funds with the
                                                                                      of capital     remaining balance invested
                                               X  X  X   X  X  X   X  X  X  X   X     as an          in fixed income funds.
                                                                                      important
                                                                                      consideration
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Fusion              X   X  X   X   X   X   X  X  X  X  X   Long-term      Allocation among the
                       Growth Fund                                                    capital        underlying investments, to
                                                                                      appreciation   achieve a range generally
                                                                                                     from 75% to 85% of assets
                                                                                                     in equity funds with the
                                                                                                     remaining balance invested
                                                                                                     infixed income funds.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       20

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------
Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l

                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Fusion              X  X   X   X   X   X   X  X  X  X  X   Long-term      Allocation among the
                       Moderate Fund                                                  capital        underlying investments, to
                                                                                      appreciation   achieve arange generally
                                                                                                     from 60% to 70% of assets
                                                                                                     in equity funds with the
                                                                                                     remaining balance invested
                                                                                                     in fixed income funds.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
ClearBridge            AZL LMP Large Cap                                    X         Long-term      At least 80% of its net assets
Managed by Allianz     Growth Fund                                                    growth of      in equity securities of
Life Advisers, LLC/                                                                   capital        companies with large market
ClearBridge Advisors,                                                                                capitalizations, similar to
LLC                                                                                                  companies in the Russell 1000
                                                                                                     Index. Also may invest in
                                                                                                     preferred stocks, warrents and
                                                                                                     convertible securities and up
                                                                                                     to 15% of its assets in
                                                                                                     securities of foreign issuers.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL LMP Small Cap                                       X      Long-term      At least 80% of its net assets
                       Growth Fund                                                    growth of      in equity securities of
                                                                                      capital        companies with small market
                                                                                                     capitalization values, at the
                                                                                                     time of purchase not exceeding
                                                                                                     the greater of $3 billion or
                                                                                                     the highest month-end market
                                                                                                     capitalization value of any
                                                                                                     stock in the Russell 2000 Index
                                                                                                     for the previous 12 months.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Columbia               AZL Columbia                X                                  Capital        At least 80% of its total net
Managed by Allianz     Technology Fund                                                Appreciation   assets in common stocks of U.S.
Life Advisers, LLC/                                                                                  and foreign technology
Columbia Management                                                                                  companies that may benefit
Advisors, LLC                                                                                        from technological improvements
                                                                                                     , advancements or developments.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Davis                  AZL Davis NY                                      X            Long-term      Invests the majority of
                       Venture Fund                                                   growth of      assets in equity securities
Managed by Allianz                                                                    capital        issued by large companies
Life Advisers, LLC/                                                                                  with market capitalizations
Davis Selected                                                                                       of at least $10 billion.
Advisers, L.P.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Davis       Davis VA                    X                                  Long-term      At least 80% in common stock
Advisors               Financial                                                      growth of      of companies "principally
                       Portfolio                                                      capital        engaged" in financial
                                                                                                     services.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Dreyfus                AZL Dreyfus                                          X         Long-term      Primarily invests in common
Managed by Allianz     Founders                                                       growth of      stocks of large,
Life Advisers, LLC/    Equity Growth                                                  capital and    well-established and mature
Founders Asset         Fund                                                           income         companies. Normally invests
Management LLC                                                                                       at least 80% of its net
                                                                                                     assets in stocks that are
                                                                                                     included in a widely
                                                                                                     recognized index of stock
                                                                                                     market performance. May
                                                                                                     invest in non-dividend
                                                                                                     paying companies if they
                                                                                                     offer better prospects for
                                                                                                     capital appreciation. May
                                                                                                     invest up to 30% of its
                                                                                                     total assets in foreign
                                                                                                     securities.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Allianz     AZL Dreyfus                                             X      Seeks          Normally invests at least
Life Advisers, LLC/    Premier Small                                                  long-term      80% of its net assets in
The Dreyfus            Cap Value Fund                                                 growth of      stocks of small U.S.
Corporation                                                                           capital        companies.

---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       21

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------
Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l

Managed by The         Dreyfus IP                                              X      Match          Invests in a representative
Dreyfus Corporation    Small Cap                                                      performance    sample of stocks included in
                       Stock Index                                                    of the         the S&P Small Cap 600 Index,
                       Portfolio                                                      Standard &     and in futures whose
                                                                                      Poor's Small   performance is related to
                                                                                      Cap 600 Index  the index, rather than
                                                                                                     attempt to replicate the
                                                                                                     index.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Dreyfus Stock                                  X               Match total    Invests in all 500 stocks in
                       Index Fund,                                                    return of      the S&P 500 in proportion to
                       Inc.                                                           the S&P 500    their weighting in the index.
                                                                                      Composite
                                                                                      Stock Price
                                                                                      Index
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Franklin Templeton     AZL Franklin                                            X      Long-term      At least 80% of its net
                       Small Cap                                                      total return   assets in investments of
                       Value Fund                                                                    small capitalization
Managed by Allianz                                                                                   companies with market
Life Advisers, LLC/                                                                                  capitalizations similar to
Franklin Advisory                                                                                    those that comprise the
Services, LLC                                                                                        Russell 2500 index at the
                                                                                                     time of purchase.


---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Franklin    Franklin                    X                                  Capital        At least 80% of net assets
Advisers, Inc.         Global                                                         appreciation   in investments of
                       Communications                                                 and current    communications companies
                       Securities Fund                                                income         anywhere in the world and
                                                                                                     normally invests primarily
                                                                                                     to predominantly in equity
                                                                                                     securities.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin                                          X            Capital        Invests predominantly in a
                       Growth and                                                     appreciation,  broadly diversified
                       Income                                                         with current   portfolio of equity
                       Securities Fund                                                income as a    securities that the Fund's
                                                                                      secondary      manager considers to be
                                                                                      goal           financially strong but
                                                                                                     undervalued by the market.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin High                           X                      High current   Invests primarily to
                       Income Securities                                              income with    predominantly in high yield,
                       Fund                                                           capital        lower quality debt
                                                                                      appreciation   securities.
                                                                                      as a
                                                                                      secondary
                                                                                      goal
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin                    X                                  Maximize       Normally invests in debt and
                       Income                                                         income while   equity securities, including
                       Securities Fund                                                maintaining    corporate, foreign and U.S.
                                                                                      prospects      Treasury bonds and stocks
                                                                                      for capital    with dividend yields the
                                                                                      appreciation   manager believes are
                                                                                                     attractive.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin Large                                 X               Capital        At least 80% of net assets
                       Cap Growth                                                     appreciation   in investments of large
                       Securities Fund                                                               capitalization companies,
                                                                                                     predominantly in equity
                                                                                                     securities. For this Fund,
                                                                                                     large cap companies are
                                                                                                     with market cap values
                                                                                                     within those of the top
                                                                                                     50% of companies in the
                                                                                                     Russell 1000 Index, at the
                                                                                                     time of purchase.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Managed by Franklin    Franklin U.S.            X                                     Income         At least 80% of its net
Advisers, Inc.         Government Fund                                                               assets in U.S. government
                                                                                                     securities, primarily fixed
                                                                                                     and variable rate
                                                                                                     mortgage-backed securities,
                                                                                                     a substantial portion of
                                                                                                     which are Ginnie Maes.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       22

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------
Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l

                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       Franklin Zero                       X                          As high an     At least 80% of net assets
                       Coupon Fund                                                    investment     in zero coupon debt
                       2010                                                           return as is   securities and normally
                                                                                      consistent     invests primarily to
                                                                                      with capital   predominantly in U.S.
                                                                                      preservation   Treasury issue stripped
                                                                                                     securities and stripped
                                                                                                     securities issued by the
                                                                                                     U.S. government or its
                                                                                                     agencies and authorities.
                                                                                                     The fund will mature in
                                                                                                     December of 2010 and will then
                                                                                                     no longer be available as an
                                                                                                     Investment Option under the
                                                                                                     Contract. For additional
                                                                                                     information regarding the
                                                                                                     maturity of the fund, please
                                                                                                     see the Franklin Zero Coupon
                                                                                                     Fund prospectus.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Franklin    Mutual                                      X                  Capital        Invests mainly in U.S. and
Mutual Advisers, LLC   Discovery                                                      appreciation   foreign equity securities,
                       Securities Fund                                                               and substantially in
                                                                                                     undervalued stocks and  to
                                                                                                     a lesser extent in risk
                                                                                                     arbitrage securities and
                                                                                                     distressed companies.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
                       Mutual Shares                                     X            Capital        Invests mainly in equity
                       Securities Fund                                                appreciation,  securities, and
                                                                                      with income    substantially in undervalued
                                                                                      as a           stocks and to a lesser
                                                                                      secondary      extent in risk arbitrage
                                                                                      goal           securities and distressed
                                                                                                     companies.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Managed by Templeton   Templeton                                   X                  Long-term      At least 80% of net assets
Investment Counsel,    Foreign                                                        capital        in investments of issuers
LLC                    Securities                                                     growth         located outside the U.S.,
                       Fund                                                                          including those in emerging
                                                                                                     markets,  and  normally
                                                                                                     invests predominantly in
                                                                                                     equity securities.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Managed by Templeton   Templeton                                   X                  Long-term      Invests primarily in equity
Global Advisors        Growth                                                         capital        securities of companies
Limited                Securities Fund                                                growth         located anywhere in the
                                                                                                     world, including those in
                                                                                                     the U.S. and in emerging
                                                                                                     markets.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
Jennison               AZL Jennison                                   X               Long-term      At least 80% of its total
                       20/20 Focus                                                    growth of      assets in up to 40
                       Fund                                                           capital        equity-related securities of
                                                                                                     U.S. companies that the
Managed by Allianz                                                                                   subadviser believes have
Life Advisers,                                                                                       strong capital appreciation
LLC/Jennison                                                                                         potential.
Associates LLC
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- -------------- ------------------------------
                       AZL Jennison                                      X            Long-term      At least 65% of its total
                       Growth Fund                                                    growth of      assets in equity-related
                                                                                                     capital securities of companies
                                                                                                     that exceed $1 billion in
                                                                                                     market capitalization at the
                                                                                                     time of investment and that
                                                                                                     the subadviser believes have
                                                                                                     above-average growth prospects.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Legg Mason             AZL Legg Mason                                       X         Maximum        Invests primarily in common
                       Growth Fund                                                    long-term      stocks or securities
                                                                                      capital        convertible into or
Managed by Allianz                                                                    appreciation   exchangeable for common
Life Advisers,                                                                        with minimum   stock. May invest up to 25%
LLC/Legg Mason                                                                        long-term      of total assets in foreign
Capital Management,                                                                   risk to        securities.
Inc.                                                                                  principal
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Legg Mason                                 X               Long-term      Invests primarily in equity
                       Value Fund                                                     growth of      securities that, in the
                                                                                      capital        subadviser's opinion, offer
                                                                                                     the potential for capital
                                                                                                     growth.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       23

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------
Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l

Neuberger Berman       AZL Neuberger                                              X   Long-term      Invests mainly in common
                       Berman Regency                                                 growth of      stocks of mid-cap companies,
Managed by Allianz     Fund                                                           capital        with a total market
Life Advisers,                                                                                       capitalization within the
LLC/Neuberger Berman                                                                                 range of the Russell Midcap
Management Inc.                                                                                      Index.

---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Oppenheimer Capital    AZL OCC                                                 X      Capital       At least 65% of total assets
Managed by Allianz     Opportunity                                                    appreciation  in common stocks of "growth"
Life Advisers,         Fund                                                                         companies with market
LLC/Oppenheimer                                                                                     capitalizations of less than $2
Capital LLC                                                                                         billion at the time of
                                                                                                    investment.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL OCC                                                    X   Long-term      At least 65% of total assets
                       Renaissance                                                    growth of      in common stocks of
                       Fund                                                           capital and    companies with below-average
                                                                                      income         valuations whose business
                                                                                                     fundamentals are expected to
                                                                                                     improve.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL OCC Value                                     X            Long-term      At least 65% of its total
                       Fund                                                           growth of      assets in common stocks of
                                                                                      capital and    companies with market
                                                                                      income         capitalizations of more than
                                                                                                     $5 billion at the time of
                                                                                                     investment.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by             OpCap Mid Cap                                              X   Long-term      Invests at least 80% of its
Oppenheimer Capital    Portfolio                                                      capital        net assets in equity
LLC                                                                                   appreciation   securities of companies with
                                                                                                     market capitalizations
                                                                                                     between $500 million and $8
                                                                                                     billion at the time of
                                                                                                     purchase that the adviser
                                                                                                     believes are undervalued.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Oppenheimer Funds      AZL                         X                                  Aggressive     Invests at least 80% of its
Managed by Allianz     Oppenheimer                                                    capital        net assets in equity
Life Advisers, LLC/    Developing                                                     appreciation   securities of issuers
OppenheimerFunds,      Markets Fund                                                                  throughout the world whose
Inc.                                                                                                 principal activities are in
                                                                                                     at least three developing
                                                                                                     markets.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL                                        X                   Capital        Invests mainly in common
                       Oppenheimer                                                    appreciation   stocks of companies in the
                       Global Fund                                                                   U.S. and foreign countries,
                                                                                                     including countries with
                                                                                                     developed or emerging
                                                                                                     markets.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL                                        X                   Long-term      Common stocks of growth
                       Oppenheimer                                                    capital        companies that are domiciled
                       International                                                  appreciation   outside the U.S. or have
                       Growth Fund                                                                   their primary operations
                                                                                                     outside the U.S.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL                                            X               High total     Common stocks of U.S.
                       Oppenheimer                                                    return         companies of different
                       Main Street                                                                   capitalization ranges,
                       Fund                                                                          currently focusing on
                                                                                                     large-capitalization
                                                                                                     issuers.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
PIMCO                  AZL PIMCO                   X                                  Exceed the     Invests substantially in
                       Fundamental                                                    total return   Research Affiliates
                       IndexPLUS                                                      of the S&P     Fundamental 1000 Index
                       Total Return                                                   500            derivateves, backed by a
                       Fund                                                                          portfolio of short and
Managed by by                                                                                        intermediate term fixed
Allianz Life                                                                                         income instruments.
Advisers,
LLC/Pacific
Investment
Management Company
LLC
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Managed by Pacific     PIMCO VIT All               X                                  Maximum real   Invests in institutional
Investment             Asset Portfolio                                                return         class shares of the PIMCO
Management Company                                                                    consistent     Funds and does not invest
LLC                                                                                   with           directly in stocks or bonds
                                                                                      preservation   of other issuers.
                                                                                      of real
                                                                                      capital and
                                                                                      prudent
                                                                                      investment
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       24

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------
Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l

                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                   X                                  Maximum real   Invests in commodity-linked
                       CommodityReal                                                  return         derivative instruments
                       Return                                                         consistent     backed by a portfolio of
                       Strategy                                                       with prudent   inflation-indexed securities
                       Portfolio                                                      investment     and other fixed income
                                                                                      management     instruments.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                          X                           Maximum        At least 80% of its assets
                       Emerging                                                       total          in fixed income instruments
                       Markets Bond                                                   return,        of issuers that economically
                       Portfolio                                                      consistent     are tied to countries with
                                                                                      with           emerging securities markets.
                                                                                      preservation
                                                                                      of capital
                                                                                      and prudent
                                                                                      investment
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                          X                           Maximum        At least 80% of its assets
                       Global Bond                                                    total          in fixed income instruments
                       Portfolio                                                      return,        in at least 3 countries (one
                       (Unhedged)                                                     consistent     of which may be the U.S.),
                                                                                      with           which may be represented by
                                                                                      preservation   futures contracts. Invests
                                                                                      of capital     primarily in securities of
                                                                                      and prudent    issuers located in
                                                                                      investment     economically developed
                                                                                      management     countries.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT High                         X                       Maximum        At least 80% of assets in
                       Yield Portfolio                                                total          high-yield securities ("junk
                                                                                      return,        bonds") rated below
                                                                                      consistent     investment grade, but at
                                                                                      with           least Caa by Moody's or CCC
                                                                                      preservation   by S&P. May invest up to 20%
                                                                                      of capital     of total asets in securities
                                                                                      and prudent    denominated in foreign
                                                                                      investment     currencies.
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT Real                     X                           Maximum real   At least 80% of its net
                       Return                                                         return,        assets in inflation-indexed
                       Portfolio                                                      consistent     bonds of varying maturities
                                                                                      with           issued by the U.S. and
                                                                                      preservation   non-U.S. governments, their
                                                                                      of real        agencies or
                                                                                      capital and    government-sponsored
                                                                                      prudent        enterprises, and
                                                                                      investment     corporations.
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       PIMCO VIT                          X                           Maximum        At least 65% of total assets
                       Total Return                                                   total          in a diversified portfolio
                       Portfolio                                                      return,        of fixed income instruments
                                                                                      consistent     of varying maturities.
                                                                                      with
                                                                                      preservation
                                                                                      of capital
                                                                                      and prudent
                                                                                      investment
                                                                                      management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Prudential             AZL Money                      X                               Current        At least 80% of total assets
                       Market Fund                                                    income         in portfolio of high
                                                                                      consistent     quality, money market
                                                                                      with           investments. During extended
                                                                                      stability of   periods of low interest
                                                                                      principal      rates, and due in part to
Managed by Allianz                                                                                   Contract fees and expenses,
Life Advisers, LLC/                                                                                  the yield of the AZL Money
Prudential                                                                                           Market Fund may also become
Investment                                                                                           extremely low and possibly
Management, Inc.                                                                                     negative.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
Van Kampen             AZL Van Kampen                                             X   Capital        At least 65% of total assets
                       Aggressive                                                     growth         in common stocks and other
                       Growth Fund                                                                   equity securities the
Managed by Allianz                                                                                   adviser believes have an
Life Advisers,                                                                                       above-average potential for
LLC/Van Kampen Asset                                                                                 capital growth.
Management
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       25

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------
Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l

                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                    X            Capital        Invests at least 80% of net
                       Comstock Fund                                                  growth and     assets in common stocks with
                                                                                      income         the potential for capital
                                                                                                     growth and income. May
                                                                                                     invest  up to 25% of total
                                                                                                     assets in foreign
                                                                                                     securities.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen              X                                  Highest        Invests at least 65% of its
                       Equity and                                                     possible       total assets in
                       Income Fund                                                    income         income-producing equity
                                                                                      consistent     securities. May invest  up
                                                                                      with safety    to 25% ot total assets in
                                                                                      of principal   foreign securities.
                                                                                      with
                                                                                      long-term
                                                                                      growth of
                                                                                      capital as
                                                                                      an important
                                                                                      secondary
                                                                                      objective
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- ----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                         X                       Long term      Invests primarily in a
                       Global                                                         capital        portfolio of publicly traded
                       Franchise Fund                                                 appreciation   equity securities of issuers
                                                                                                     located throughout the world
                                                                                                     that it believes have, among
                                                                                                     other things, resilient
                                                                                                     business franchises and growth
                                                                                                     potential.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen              X                                  Income and     Invests primarily in equity
                       Global Real                                                    capital        securities of companies in
                       Estate Fund                                                    appreciation   the real estate industry,
                                                                                                     including real estate
                                                                                                     investment trusts and real
                                                                                                     estate operating companies
                                                                                                     located  throughout the
                                                                                                     world.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                    X            Income and     Invests at least 65% of
                       Growth and                                                     long-term      total assets in
                       Income Fund                                                    growth of      income-producing equity
                                                                                      capital        securities, including common
                                                                                                     stocks and convertible
                                                                                                     securities; also in
                                                                                                     non-convertible preferred
                                                                                                     stocks and debt securities
                                                                                                     rated "investment grade."
                                                                                                     May invest  up to 25% ot
                                                                                                     total assets in foreign
                                                                                                     securities.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                             X   Capital        At least 80% of net assets
                       Mid Cap Growth                                                 growth         in common stocks and other
                       Fund                                                                          equity securities of mid
                                                                                                     capitalization growth
                                                                                                     companies.
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       ---------------------- --- -- --- --- --- --- -- -- -- -- -- --------------- -----------------------------
                       AZL Van Kampen                                       X         Long-term      Invests at least 65% of
                       Strategic                                                      capital        total assets in common
                       Growth Fund                                                    appreciation   stocks of emerging growth
                                                                                                     companies. May invest up to 25%
                                                                                                     of total assets in foreign
                                                                                                     securities.
---------------------- ---------------------- --- -- --- --- --- --- -- -- -- -- -- ---------------------------------------------


Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies that may or may not be affiliated with us. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.

We may enter into certain arrangements under which we, or our affiliate Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits that we provide to the Investment Options. The amount of the compensation

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
usually is based on the aggregate assets of the Investment Options or other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others, however, the maximum fee that we currently receive is at the annual rate of 0.25% of the average aggregate amount invested by us in the Investment Options on a monthly basis. In addition, our affiliate Allianz Life Financial Services, LLC, may receive Rule 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.


SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS
We may substitute another Investment Option for one of the Investment Options you selected for any reason in our sole discretion. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in, or transfers to, an Investment Option if marketing or tax considerations or investment considerations warrant, or for any reason in our sole discretion. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The fund companies which sell shares of the Investment Options to us, pursuant to participation agreements, may terminate those agreements and discontinue offering their shares to us. To the extent required by the Investment Company Act of 1940 or other applicable law, we will not substitute any shares without notice to you and prior approval of the SEC.

TRANSFERS

CONTRACTS WITH THE LIFETIME INCOME PLUS BENEFIT WILL BE SUBJECT TO RESTRICTIONS ON TRANSFERS INTO CERTAIN INVESTMENT OPTIONS. For more information see section 11, Lifetime Income Plus Benefit.

You can make transfers among the Investment Options, subject to certain restrictions. Transfers may be subject to a transfer fee. For more information, see section 6, Expenses - Transfer Fee. We currently allow you to make as many transfers each Contract Year as you wish. We may change this practice in the future. This product is not designed for professional market timing organizations, other entities or persons using programmed, large, or frequent transfers, and excessive or inappropriate transfer activity may be restricted.

The following applies to any transfer.

o The minimum amount that you can transfer is $1,000 or the entire amount in the Investment Option, if less. We waive this requirement if the transfer is made under the dollar cost averaging or flexible rebalancing programs or the allocation and transfer restrictions for the Lifetime Income Plus Benefit.
o We may choose not to allow you to make transfers during the free look/right to examine period.
o    Your request for a transfer must clearly state:
     -    which Investment Options are involved in the transfer; and
     -    how much you wish to transfer.
o After the Income Date, you cannot make a transfer from a fixed Annuity Payment stream to a variable Annuity Payment stream.
o After the Income Date, you can transfer from a variable Annuity Payment stream to a fixed Annuity Payment stream.
o Your right to make transfers is subject to modification if we determine, in our sole discretion, that exercise of the right by one or more Owners is, or may be, to the disadvantage of other Owners. For more information, see Excessive Trading and Market Timing in this section.

Transfer instructions apply equally to the accumulation and annuitization portions of the Contract. You cannot make transfers selectively within different portions of the Contract.

If we reject a transfer request, we will require alternate instructions. We will call your registered representative and if we are unable to contact your registered representative, we will contact you directly.

When you make a transfer request, we will process the request based on the Accumulation Unit values and/or Annuity Unit values next determined after receipt of the request in good order at our Service Center. The Accumulation Unit values and Annuity Unit values are normally determined as of 4:00 p.m. Eastern Time each Business Day and any

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
transfer request received at or after 4:00 p.m. Eastern Time will receive the next Business Day's Accumulation Unit values and/or Annuity Unit values.

We reserve the right to modify the transfer provisions subject to applicable state law at any time without prior notice to any party.

The Investment Options may, in the future, add policies or change existing policies designed to restrict market timing activities. For example, Investment Options may impose restrictions on transfers between Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In addition, an Investment Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Investment Options' prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of Investment Option restrictions and actions taken by the managers of the Investment Options.

TELEPHONE AND OTHER ELECTRONIC TRANSFERS
You can request transfers by telephone, website or by fax. We may allow you to authorize someone else to request transfers by telephone, website or fax on your behalf. We will accept instructions from either you or a Joint Owner unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given to us by telephone or by website are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions and log all website instructions. We reserve the right to deny any transfer request submitted by telephone, website, or by fax, and to discontinue or modify the telephone, website and/or fax transfer privileges at any time and for any reason.

We do not currently accept transfer instructions from you via email or via electronic communications other than by telephone, website or by fax. This service may be available to you in the future.

When you make a transfer request by telephone, we will process the request based on the Accumulation Unit values next determined after receipt of the request at our Service Center. If you or your authorized representative have not given instructions to a Service Center representative before 4:00 p.m. Eastern Time, even if due to our delay in answering your call, we will consider the request to be received at or after 4:00 p.m. Eastern Time and the request will receive the next Business Day's Accumulation Unit values.

Please note that telephone, fax and/or the website may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

By authorizing transfers by telephone or website, you authorize us to accept and act upon such instructions for transfers involving your Contract. There are risks associated with telephone and website transactions that do not occur if a written request is submitted. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone who provides your password; we will not be able to verify that the person providing electronic transfer instructions via the website is you or is authorized by you.

EXCESSIVE TRADING AND MARKET TIMING
Your ability to make transfers under the Contract is subject to modification if we determine, in our sole opinion, that the exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Owners.

Frequent transfers, programmed transfers, transfers into and then out of an Investment Option in a short period of time, and transfers of large amounts at one time (collectively referred to as "potentially disruptive trading") may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include:
o dilution of the interests of long-term investors in an Investment Option, if market timers or others transfer into the Investment Option at prices that are below their true value or transfer out of the Investment Option at prices that are higher than their true value;
o an adverse effect on portfolio management, such as causing the Investment Option to maintain a higher level of cash than would otherwise be the case, or causing the Investment Option to liquidate investments prematurely; and

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
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                                       28


o   increased brokerage and administrative expenses.

In order to attempt to protect our Owners and the Investment Options from potentially disruptive trading, we have adopted certain market timing policies and procedures. Under our market timing policy, we could modify your transfer privileges for some or all of the Investment Options. Unless prohibited by the terms of the Contract or applicable state law, the modifications we may apply include (but are not limited to):

o limiting the frequency of transfers (for example, prohibit more than one transfer a week, or more than two a month, etc.),
o restricting the method of making a transfer (for example, requiring that all transfers be sent by first class U.S. mail and rescinding the telephone, fax or website transfer privileges),
o requiring a minimum time period between each transfer into or out of a particular Investment Option (our current policy, which is subject to change without notice, prohibits "round trips"* with Investment Options, other than the AZL Money Market Fund and the AZL FusionPortfolios, within 14 calendar days),
o not accepting transfer requests made on your behalf by an asset allocation and/or market timing service,
o limiting the dollar amount of any Purchase Payment or transfer request that an Owner may apply to the purchase of shares of any Investment Option at any one time,
o imposing redemption fees on short-term trading (or implementing and administering redemption fees imposed by one or more of the Investment Options),
o    prohibiting transfers into specific Investment Options, or
o    imposing other limitations or restrictions.

* Round trips are transfers into and out of a particular Investment Option, or transfers out of and back into a particular Investment Option.

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser's, subadviser's or our judgment, an Investment Option may be unable to invest effectively in accordance with its investment objectives and policies.

Currently, we attempt to DETER disruptive trading as follows. If the Owner's transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send the Owner a warning letter. If the conduct continues and we determine that it constitutes disruptive trading, we will also impose transfer restrictions. Transfer restrictions may include refusing to take orders by fax, telephone or website and requiring the Owner to submit all transfer requests via first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions on a Contract if we determine, in our sole opinion, that the transfers are disadvantageous to other Owners. We will notify the Owner in writing if we impose transfer restrictions on the Owner.

We do not include automatic transfers made under any programs we provide, or automatic transfers made under any of the Contract features, when applying our market timing policy.

We have adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by the Owners' legitimate interest in diversifying their investment and making periodic asset re-allocations based upon their personal situations or overall market conditions. We attempt to protect the Owners' interests in making legitimate transfers by providing reasonable and convenient methods of making transfers that do not harm other Owners.

We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures that are discussed above. In determining whether a transfer is appropriate, we may, but are not required to, take into consideration the relative size of a transaction, whether the transaction was purely a defensive transfer into the AZL Money Market Fund, and whether the transaction involved an error or similar event. We may also reinstate telephone, fax or website transfer privileges after we have revoked them, but we will not reinstate these privileges if we have reason to believe that they might be used for disruptive trading purposes in the future.

We cannot guarantee that:

o our monitoring will be 100% successful in detecting all potentially disruptive trading activity, and
o revoking the Owner's telephone, fax or website transfer privileges will successfully deter all potentially disruptive trading.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

In addition, certain of the Investment Options are available to insurance companies other than us and we do not know whether those other insurance companies have adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be.

As a result of the fact that we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the Investment Options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.

We may, without prior notice to any party, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of fund shares are subject to acceptance by the relevant Investment Option. We reserve the right to reject, without prior notice, any transfer request into an Investment Option if the purchase of shares in the corresponding Investment Option portfolio is not accepted for any reason. In addition, you should be aware that we expect the Investment Options will require us to prohibit transfers among the Investment Options by those Owners whom the Investment Options have identified as potential market timers. The Investment Options may also require us to provide them with Owner transaction data.

Allianz Life retains some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and in what form trading restrictions may be applied, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine an Owner is engaging in disruptive trading, we may revoke that Owner's fax transfer privileges. In the alternative, if the disruptive trading affects only a single Investment Option, we may prohibit the Owner from transferring into that Investment Option.

The retention of some level of discretion by Allianz Life may result in disparate treatment among market timers and it is possible that other Owners could experience adverse consequences if some Owners are able to engage in practices that may constitute market timing that result in negative effects.

DOLLAR COST AVERAGING (DCA) PROGRAM
The DCA program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option to other Investment Options. The Investment Option you transfer from may not be the Investment Option you transfer to in this program. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase. Generally, the DCA program requires a $1,500 minimum allocation and participation for at least six months.

All DCA transfers will be made on the tenth day of the month or the next Business Day if the tenth is not a Business Day. You can elect this program by properly completing the DCA form provided by us.

Your participation in the program will end when any of the following occurs:
o   the number of desired transfers has been made;
o you do not have enough money in the Investment Options to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);
o you request to terminate the program (your request must be received at our Service Center by the first of the month to terminate that month); or
o   the Contract is terminated.

If you participate in the DCA program, there are no fees for the transfers made under this program, we do not currently count these transfers against the free transfers that we allow, and you will not be charged additional fees for participating in or terminating from this program. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

FLEXIBLE REBALANCING
You can choose to have us rebalance your account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. You can direct us to automatically readjust your balance in the Investment Options on a quarterly, semi-annual or annual basis to return to your selected Investment

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

Option allocations. Flexible rebalancing transfers will be made on the 20th day of the month or the previous Business Day if the 20th is not a Business Day. If you participate in the flexible rebalancing program, there are no fees for the transfers made under this program, we do not currently count these transfers against any free transfers that we allow, and you will not be charged additional fees for participating in or terminating from this program. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To participate in this program your request must be received in good order at our Service Center by the eighth of the month so that we may rebalance your account on the 20th of the month. To terminate your participation in this program, your request must also be received at our Service Center by the eighth of the month to terminate that month.

FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS
If you have or establish a relationship with a personal financial adviser and the advisory agreement provides that you will pay all or a portion of your adviser's fees out of the Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal of the Contract Value to pay for the services of the financial adviser. We will treat any fee that is withdrawn as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution; it may be included in your gross income for federal tax purposes and, if any Owner is under age 59 1/2, it may be subject to a 10% federal penalty tax. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.

We do not set the amount of the fees charged or receive any portion of the fees from your adviser. Any fee that is charged by your adviser is in addition to the fees and expenses that apply under your Contract. We are not party to the agreement you have with your adviser. You should ask your adviser for any details about the compensation he or she receives in connection with your Contract.

Please note that the adviser you engage to provide advice and/or to make transfers for you is not acting on our behalf, but is acting on your behalf. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.

VOTING PRIVILEGES
We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote that affects your investment, we will obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own including any shares that we own on our own behalf, in proportion to those instructions. Because of proportional voting, therefore, a small number of Owners may determine the outcome of the vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. Only Owners have voting privileges under the Contract. Annuitants, Beneficiaries and other persons have no voting privileges unless they are also Owners.

We determine your voting interest in the Investment Options as follows.

o You are permitted to cast votes based on the dollar amount of Investment Option shares that you hold through the subaccount Accumulation/Annuity Units in your Contract on the record date. We count fractional votes.
o    We will determine the number of shares that you can vote.
o You will receive any proxy materials and a form to give us voting instructions as well as periodic reports relating to the Investment Options in which you have an interest.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

5.   OUR GENERAL ACCOUNT

Our general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of our general account.

We have not registered our general account as an investment company under the Investment Company Act of 1940, nor have we registered interests in our general account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to our general account.

We do not currently offer any investment choices under our general account during the Accumulation Phase. Any amounts that you allocate to fixed Annuity Payments during the Annuity Phase become part of our general account.


6.   EXPENSES

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are described in detail in this section.

MORTALITY AND EXPENSE RISK (M&E) CHARGES
Each Business Day during the Accumulation and Annuity Phases, we make a deduction from your Separate Account assets for the M&E charges. We do this as part of our calculation of the value of the Accumulation and Annuity Units. We calculate the M&E charges as a percentage of the average daily assets invested in a subaccount on an annual basis. The amount of the current M&E charges during the Accumulation Phase is as follows.

                                                                              CURRENT M&E
                                                                                CHARGE
BASE CONTRACTS                                                                   1.40%
ADDITIONAL M&E CHARGE FOR OPTIONAL FEATURES:*
    SINGLE LIFETIME PLUS PAYMENTS UNDER THE LIFETIME INCOME PLUS BENEFIT**       0.70%
    JOINT LIFETIME PLUS PAYMENTS UNDER THE LIFETIME INCOME PLUS BENEFIT**        0.85%
    ENHANCED DEATH BENEFIT                                                       0.30%
    BONUS OPTION                                                                 0.30%
    SHORT WITHDRAWAL CHARGE OPTION                                               0.25%

* The Bonus Option, Short Withdrawal Charge Option, Enhanced Death Benefit and/or Lifetime Income Plus Benefit may not be available to you, check with your registered representative. You cannot select both the Bonus Option and the Short Withdrawal Charge Option.

** You select either single or joint Lifetime Plus Payments when you add the Lifetime Income Plus Benefit to your Contract. However, you can later change joint Lifetime Plus Payments to a single Lifetime Plus Payment by removing a Covered Person. You can make this change only once. If we approve your request, we will decrease the M&E charge for this option to equal the M&E charge for single Lifetime Plus Payments that is in effect for a newly issued Contract as of the Contract Anniversary after your request is received in good order at our Service Center, only if that amount differs from the current additional M&E charge on you Contract.

You can add the Lifetime Income Plus Benefit to your Contract once before age
81. If you exercise the Lifetime Income Plus Benefit, the additional expenses associated with the Lifetime Income Plus Benefit will continue until the earlier of the termination of the Lifetime Income Plus Benefit, or your Contract Value is fully depleted. The additional expenses associated with the Enhanced Death Benefit (if applicable) will continue as long as the Enhanced Death Benefit value is greater than zero.

During the Annuity Phase, if you request variable Annuity Payments, the M&E charge is equal, on an annual basis, to 1.40%. Because the Contract allows Partial Annuitization, it is possible for different portions of the Contract to be in both the Accumulation and Annuity Phases at the same time. It is also possible to have different M&E charges on different portions of the Contract at the same time if you take a variable Partial Annuitization.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

These charges compensate us for all the insurance benefits provided by your Contract, for example:
o    our contractual obligation to make Annuity Payments,
o    the death, income, and withdrawal benefits under the Contract,
o    certain expenses related to the Contract, and
o for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

CONTRACT MAINTENANCE CHARGE
We deduct $50 from the Contract annually as a contract maintenance charge during the Accumulation and Annuity Phases. We deduct this charge on the last day of each Contract Year and we deduct it proportionately from the Investment Options as set out in your Contract. During the Annuity Phase, we will collect a portion of the charge out of each Annuity Payment.

During the Accumulation Phase, we will not deduct this charge if the Contract Value (or Bonus Value if you select the Bonus Option) is at least $100,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus, we will determine the total value of all your Contracts. If the total Contract Value (or Bonus Value) of all Contracts registered under the same social security number is at least $100,000, we will not assess the contract maintenance charge. We also waive this charge during the Annuity Phase if the Contract Value on the Income Date is at least $100,000. If the Contract is owned by a non-individual (for example, a qualified plan or trust), we will look to the Annuitant to determine if we will assess the charge.

If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we will deduct the full contract maintenance charge. This charge is for the expenses associated with the administration and maintenance of the Contract.

In some states, we are not permitted to assess the contract maintenance charge against the general account, during the Annuity Phase, or both.

WITHDRAWAL CHARGE
The Base Contract provides a seven-year withdrawal charge schedule. If you select the Bonus Option or Short Withdrawal Charge Option you will have a different withdrawal charge schedule. THE BONUS OPTION AND THE SHORT WITHDRAWAL CHARGE OPTION EACH CARRY AN ADDITIONAL M&E CHARGE. ONCE YOU SELECT EITHER THE BONUS OPTION OR SHORT WITHDRAWAL CHARGE OPTION YOU CANNOT CANCEL IT. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY OF THE OPTIONAL FEATURES AND BE SURE TO DISCUSS WHETHER THE FEATURE IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE WITHDRAWAL CHARGE.

You can take withdrawals from the portion of the Contract that is in the Accumulation Phase. A withdrawal charge applies if all or part of the amount withdrawn is from Purchase Payments we received within the withdrawal charge period. The withdrawal charge compensates us for expenses associated with selling the Contract. We do not assess the withdrawal charge for amounts paid out as Annuity Payments, as death benefits, under the waiver of withdrawal charge benefit, or as part of the minimum distribution program. We also do not assess the withdrawal charge on Lifetime Plus Payments. (For more information, see section 11, Lifetime Income Plus Benefit; and the discussions in section 8, Access to Your Money - Waiver of Withdrawal Charge Benefit and The Minimum Distribution Program and Required Minimum Distribution (RMD) Payments.)

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis and we make withdrawals from your Contract in the following order.

1. First, we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (for example, if you have a Base Contract, Purchase Payments that we have had for seven or more complete years). We do not assess a withdrawal charge on these Purchase Payments.
2. Then, we withdraw any Purchase Payments that are under the free withdrawal privilege and we do not assess a withdrawal charge. For more information, see section 8, Access to Your Money - Free Withdrawal Privilege.
3. Next, on a FIFO basis, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these Purchase Payments. However, we withdraw payments on a FIFO basis, which may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

4. Finally, we withdraw any Contract earnings. Bonuses (if applicable) and any earnings thereon are treated as earnings under the Contract for purposes of the withdrawal charge. We do not assess a withdrawal charge on Contract earnings.

We keep track of each Purchase Payment we receive. The amount of the withdrawal charge depends upon the length of time since we received your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is as follows.

            BASE CONTRACTS                          BONUS CONTRACTS                SHORT WITHDRAWAL CHARGE CONTRACTS
--------------------------------           ------------------------------          ---------------------------------
  NUMBER OF COMPLETE                       NUMBER OF COMPLETE                      NUMBER OF COMPLETE
    YEARS SINCE WE                           YEARS SINCE WE                          YEARS SINCE WE
RECEIVED YOUR PURCHASE                       RECEIVED YOUR                           RECEIVED YOUR
        PAYMENT           CHARGE            PURCHASE PAYMENT      CHARGE            PURCHASE PAYMENT      CHARGE
----------------------    ------           ------------------     ------           ------------------     ------
           0               8.5%                    0               8.5%                    0               8.5%
           1               8.5%                    1               8.5%                    1               7.5%
           2               7.5%                    2               8.5%                    2               5.5%
           3               6.5%                    3                8%                     3                3%
           4                5%                     4                7%              4 years or more         0%
           5                4%                     5                6%
           6                3%                     6                5%
    7 years or more         0%                     7                4%
                                                   8                3%
                                            9 years or more         0%

There is no charge when you withdraw a Purchase Payment that we have had for seven complete years if you have a Base Contract, nine complete years if you have a Bonus Contract, or four complete years if you have a Short Withdrawal Charge Contract.

For a full withdrawal, we will deduct the withdrawal charge as a percentage of the amount withdrawn. For a partial withdrawal that is subject to a withdrawal charge, the amount we deduct from your Contract will be the amount you request, plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount and we pay you the amount you requested. For partial withdrawals, we deduct the charge from the remaining Contract Value (or Bonus Value if you select the Bonus Option) and we deduct it proportionately from the Investment Options.

EXAMPLE: Assume you request a withdrawal of $1,000. There is a 7.5% withdrawal charge. The total amount we deduct from your Contract is $1,081.08 and we pay you $1,000. We determine this amount as follows:

           AMOUNT REQUESTED      OR    $1,000   =   $1,081.08
       -------------------------       --------
        1 - WITHDRAWAL CHARGE           0.925

NOTE: WITHDRAWALS MAY HAVE TAX CONSEQUENCES AND, IF TAKEN BEFORE AGE 59 1/2, MAY BE SUBJECT TO A 10% FEDERAL PENALTY TAX. FOR TAX PURPOSES, UNDER NON-QUALIFIED CONTRACTS, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY YOU PUT INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS ARE CONSIDERED TO COME OUT FIRST.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if there is a large group of individuals that will be purchasing the Contract or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family, and the commission is waived. We require our prior approval for any reduction or elimination of the withdrawal charge.

TRANSFER FEE
You can currently make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer fee of $25 for each additional transfer. Currently, we deduct this fee only during the Accumulation

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                                       34


Phase, but we reserve the right to deduct it during the Annuity Phase. We will deduct the transfer fee from the Investment Option from which the transfer is made. If you transfer the entire amount in the Investment Option, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Options, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionately from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is made under the dollar cost averaging or flexible rebalancing programs, or the allocation and transfer restrictions for the Lifetime Income Plus Benefit, there is no fee for the transfer and we currently do not count these transfers against any free transfers we allow. Transfer instructions apply equally to the accumulation and annuitization portions of the Contract. You cannot make transfers selectively within different portions of the Contract. We count transfers at the Contract level, and not by the number of portions in the Contract. For example, if you take a Partial Annuitization and your Contract is in both the Accumulation and Annuity Phases and you request a transfer, we count that as one transfer even though we will make the transfer in both portions of the Contract.

PREMIUM TAXES
Some states and other governmental entities (for example, municipalities) assess a tax (premium tax) on us based on the amount of Purchase Payments we receive from you. We are responsible for the payment of these taxes. We will make a deduction from your Contract Value equal to the amount we are required to pay for premium tax. Some of these taxes are due on the Issue Date, others are due on the Income Date. It is our current practice not to make deductions from the Contract to reimburse ourselves for the premium taxes we pay until the earliest of the following: upon the Income Date if you take a Full Annuitization, the date of full withdrawal from the Contract, or the date of any Owner's death. We may change this practice in the future and deduct the charge when the tax is due. Premium taxes normally range from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.

INCOME TAXES
We reserve the right to deduct from the Contract any income taxes that we may incur because of the Contract. Currently, we are not making any such deductions.

INVESTMENT OPTION EXPENSES
There are deductions from the assets of the various Investment Options for operating expenses (including management fees) that are described in the Fee Tables and in the table of annual operating expenses for each Investment Option in Appendix A in this prospectus and in the prospectuses for the Investment Options. These charges apply during the Accumulation and Annuity Phases if you make allocations to the Investment Options.

7.   TAXES

NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. THE CONTRACT OFFERS FLEXIBILITY IN HOW DISTRIBUTIONS CAN BE TAKEN FROM THE CONTRACT. NOT ALL OF THESE DISTRIBUTIONS (OR THEIR ATTENDANT TAX CONSEQUENCES) ARE DISCUSSED IN THIS SECTION. THIS INFORMATION IS NOT INTENDED AS TAX ADVICE. YOU SHOULD, THEREFORE, CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION. FOR MORE INFORMATION ON THE TAXATION OF ANNUITY PAYMENTS MADE UNDER A PARTIAL ANNUITIZATION, SEE SECTION 3, THE ANNUITY PHASE - PARTIAL ANNUITIZATIONS. FOR MORE INFORMATION ON THE TAXATION OF LIFETIME PLUS PAYMENTS, SEE SECTION 11, LIFETIME INCOME PLUS BENEFIT.

ANNUITY CONTRACTS IN GENERAL
Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan, the Contract is referred to as a Non-Qualified Contract. When a Non-Qualified Contract is owned by a non-individual (for example, a corporation or certain other entities other than a trust holding the Contract as an agent for an individual), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year.

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QUALIFIED CONTRACTS
If you purchase the Contract under a pension or retirement plan that is qualified under the Code, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.

We may issue the following types of Qualified Contracts.

o TRADITIONAL INDIVIDUAL RETIREMENT ANNUITY. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. The IRS has not reviewed the Contract for qualification as an IRA and has not issued a ruling as to whether a bonus feature with a vesting schedule comports with IRA requirements. Consult your tax adviser before purchasing a Contract with a Bonus Option.

o SIMPLIFIED EMPLOYEE PENSION (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% federal penalty tax may apply to distributions made: (1) before age 59 1/2 (subject to certain exceptions), or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

o TSAS OR 403(B) CONTRACTS. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. Transfers or rollovers from existing TSA or 403(b) contracts and rollovers from plans identified in our 403(b) endorsements are the only currently accepted contributions under a TSA or 403(b) Contract. However, this may change in the future.

     IMPORTANT: CERTAIN CONTRIBUTIONS TO SECTION 403(B) PLANS CANNOT BE WITHDRAWN BEFORE AGE 59 1/2, DEATH, DISABILITY, SEVERANCE FROM EMPLOYMENT OR FINANCIAL HARDSHIP. THE LIFETIME INCOME PLUS BENEFIT MAY NOT BE APPROPRIATE FOR YOU IF YOU ARE UNDER AGE 59 1/2 AND ARE AN ACTIVELY EMPLOYED PARTICIPANT IN A 403(B) PLAN, BECAUSE YOU MAY INCUR HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY ADDITIONAL BENEFITS UNTIL YOU ARE AGE 59 1/2. CONSULT YOUR TAX ADVISER BEFORE PURCHASING A CONTRACT WITH A LIFETIME INCOME PLUS BENEFIT.

o INHERITED IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into a variable annuity contract (Inherited IRA). If we make this Contract available as an Inherited IRA Contract, the beneficiary of the previous tax-qualified investment will become the Owner of the new Inherited IRA Contract. The ownership of the Contract must also reflect the name of the previous deceased owner. The purpose of the Inherited IRA Contract is to allow the Owner to change the investment vehicle to an annuity and receive required minimum distribution withdrawal payments instead of receiving a lump sum death benefit payment. If we make this Contract available as an Inherited IRA, the death benefit proceeds must be directly transferred into this Contract; they cannot be received by the beneficiary and then applied to the Contract. A beneficiary can apply the death benefit proceeds from multiple tax-qualified investments that were owned by the same owner to the purchase of an Inherited IRA Contract. We will not accept any other forms of Purchase Payment on an Inherited IRA Contract.

     We permit you to add enhanced optional benefits to an Inherited IRA Contract. We currently believe this is allowable because enhanced optional benefits can be added to traditional IRA plans. However, the IRS has not

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
                                       36

     yet issued any rulings on this issue with respect to Inherited IRA Contracts. Therefore, Owners should discuss this issue with their tax and legal advisers before adding enhanced optional benefits to an Inherited IRA Contract.

QUALIFIED PLANS. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. If the Contract is an investment for assets of the plan, the plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting will be the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we will change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan will be responsible for any reporting required for the rollover transactions.

MULTIPLE CONTRACTS
Section 72(e)(11) of the Code provides that multiple Non-Qualified deferred annuity contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified contract in any calendar year period.

PARTIAL 1035 EXCHANGES
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract (as opposed to a partial exchange) would be accorded tax-free status. Recent guidance from the Internal Revenue Service (IRS), however, confirmed that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that an exchange can go into an existing annuity contract as well as a new annuity contract. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before entering into a partial exchange of an annuity contract.

DISTRIBUTIONS - NON-QUALIFIED CONTRACTS
You, as the Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs - either as a withdrawal (including, if available, Partial Annuitizations, Lifetime Plus Payments before your Contract Value is fully depleted, and Excess Withdrawals) or as Annuity Payments under a Full Annuitization (including Lifetime Plus Payments on or after your Contract Value has been fully depleted).

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Lifetime Plus Payments and amounts received as a result of a Partial Annuitization are treated as partial withdrawals. If you exercise the Lifetime Income Plus Benefit and the benefit base is greater than the Contract Value, it is possible that the IRS could assert that the amount you receive will be taxable as ordinary income up to an amount equal to the excess of the benefit base immediately before the withdrawal over your investment in the Contract at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.

If you take a Full Annuitization, different rules apply. Periodic installments scheduled to be received at regular intervals (for example, monthly) after you take a Full Annuitization should be treated as annuity payments (and not withdrawals) for tax purposes. (In this regard, we intend to make tax reporting on periodic installments scheduled to be received at regular intervals under a Partial Annuitization as annuity payments ONLY after a Contract's entire Contract Value has been applied to Annuity Payments, provided that such installments extend over a period of more than one full year from the time of the Full Annuitization. Due to the lack of guidance on whether this is the appropriate tax treatment for such payments, however, Owners should consult with a tax adviser on this issue.) After a Full Annuitization, a portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and

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                                       37


non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid out all of your Purchase Payment(s), the entire Annuity Payment is taxable as ordinary income.

Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for amounts:
1)   paid on or after you reach age 59 1/2;
2)   paid after you die;
3) paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
5)   paid as annuity payments under an immediate annuity; or
6)   that come from Purchase Payments made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified, as permitted by the Code, before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by thE 10% federal penalty tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% federal penalty tax and interest for the period as described above.

DISTRIBUTIONS - QUALIFIED CONTRACTS
Section 72 of the Code governs treatment of distributions from Qualified Contracts. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for:

1) distributions made on or after the date you (or the Annuitant as applicable) reach age 59 1/2;
2) distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
3) after separation from service, distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;
4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;
5)  distributions made on account of an IRS levy upon the Qualified Contract;
6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you (or the Annuitant as applicable) and his or her spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);
7) distributions from an IRA made to you (or the Annuitant as applicable), to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;
8) distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);
9) for TSA or 403(b) Contracts, or under a qualified plan, distributions made to an employee who has separated from service after age 55; and
(10) distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA).

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified as permitted by the Code,

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                                       38


before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% federal penalty tax and interest for the period as described above, unless another exception to the federal penalty tax applies. You should obtain competent tax advice before you take any partial withdrawals from your Contract.

Distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts, or under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required minimum distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% federal penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal taken after an Income Date will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the entire value of the benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving Annuity Payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

The following distributions from a TSA or 403(b) Contract are not allowed before age 59 1/2, severance from employment, death or disability:

o salary reduction contributions made in years beginning after December 31, 1988;
o    earnings on those contributions; and
o earnings on amounts held as of the last year beginning before January 1, 1989 (as defined in Section 403(b)(11) of the Code).

Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. We do not currently support hardship withdrawals and other liquidity benefits under TSA or 403(b) Contracts.

We do not track after-tax contributions by any years that would impact required minimum distributions and exceptions to accessing assets before age 59 1/2 under 403(b) Contracts.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS
Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) of the Contract Value is treated for federal income tax purposes as a full withdrawal. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Contract Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange should consult a tax adviser as to the tax consequences.

DEATH BENEFITS
Any death benefits paid under the Contract are taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

WITHHOLDING
Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can however, generally elect not to have tax withheld from distributions.

"Eligible rollover distributions" from TSA or 403(b) plans and qualified plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse

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                                       39


or former spouse as Beneficiary or alternate Payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a "direct rollover" from the Contract plan to a qualified plan, IRA, TSA or 403(b) plan, or to a governmental Section 457 plan that agrees to separately account for rollover contributions.

FEDERAL ESTATE TAXES
While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX
Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS
The preceding discussion provides general information regarding federal income tax consequences to annuity purchasers that are country-regionplaceU.S. citizens or residents. Purchasers that are not country-regionplaceU.S. citizens or residents will generally be subject to federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding placecountry-regionU.S. state, and foreign taxation with respect to an annuity contract purchase.

In Revenue Ruling 2004-75, 2004-31 I.R.B. 109, the IRS announced that income received by residents of Puerto Rico under life insurance policies or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

POSSIBLE TAX LAW CHANGES
Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or regulation or otherwise. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

DIVERSIFICATION
The Code provides that the underlying investments for a Non-Qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the Investment Options are being managed so as to comply with the requirements.

In some circumstances, owners of variable annuities who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the Owner should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent Owners from being treated as the owners of the underlying Separate Account assets.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

REQUIRED DISTRIBUTIONS
Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non-Qualified Contract must contain certain provisions specifying how amounts will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that: (a) if any Owner dies on or after you take a Full Annuitization, but before the time the entire interest in the Contract has been distributed, the entire interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death; and (b) if any Owner dies before you take a Full Annuitization, the entire interest in the Contract must be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest that is payable to or for the benefit of a designated Beneficiary and that is distributed over the life of such designated Beneficiary, or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such provisions and modify them, as necessary, to assure that they comply with the applicable requirements.

Other rules may apply to Qualified Contracts.

8.   ACCESS TO YOUR MONEY

The money in the Contract is available under the following circumstances:

o    by taking a withdrawal (including Lifetime Plus Payments);
o    by having us make Annuity Payments; or
o    when we pay a death benefit.

You can only take withdrawals during the Accumulation Phase. When you make a withdrawal request, we will process the request based on the Accumulation Unit values next determined after receipt of the request at our Service Center. The Accumulation Unit values are normally determined as of 4:00 p.m. Eastern Time each Business Day. Any withdrawal request received at or after 4:00 p.m. Eastern Time will receive the next Business Day's Accumulation Unit values.

When you take a full withdrawal, we will process the withdrawal:

o based upon the number of Accumulation Units held by the Contract on that Business Day and valued at the next available daily price established after receipt of the withdrawal request at our Service Center,
o    less any applicable withdrawal charge,
o    less any deductions we make to reimburse ourselves for premium tax, and
o    less any contract maintenance charge.

See the Fee Tables and section 6, Expenses for a discussion of the charges.

Any partial withdrawal must be for at least $500.* The Contract Value after a partial withdrawal must be at least $2,000.* WE RESERVE THE RIGHT TO TREAT A REQUEST FOR A PARTIAL WITHDRAWAL THAT WOULD REDUCE THE CONTRACT VALUE BELOW THIS MINIMUM AS A REQUEST FOR A FULL WITHDRAWAL OF THE CONTRACT. Unless you instruct us otherwise, we will deduct any partial withdrawal (including any withdrawal charge) proportionately from the Investment Options.

* These limitations do not apply to Lifetime Plus Payments, systematic withdrawals or required minimum distributions.

If you include the Bonus Option in your Contract and there are multiple Bonuses applied to the Contract, we will reduce the oldest unvested Bonus first (see section 12, Other Optional Benefits - Bonus Option). Partial withdrawals in excess of the free withdrawal privilege (see the following discussion) will reduce unvested Bonus amounts by the excess amount's percentage of the Contract Value on the day of (but before) the partial withdrawal. This percentage is determined by dividing the amount of the partial withdrawal (including any withdrawal charge) in excess of the free withdrawal privilege amount by the Contract Value.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order, unless the suspension of payments or transfers provision is in effect (see the Suspension of Payments or Transfers discussion later in this section).

ORDINARY INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU TAKE. WITHDRAWALS FROM TSAS OR 403(B) CONTRACTS MAY BE RESTRICTED (SEE SECTION 7, TAXES).

EXAMPLE

o You purchase a Bonus Contract and make an initial Purchase Payment of $100,000. We apply a Bonus to your Contract of $6,000.

o You request a $50,000 partial withdrawal (not including the withdrawal charge) during the first Contract Year when the withdrawal charge is 8.5%. On the day of (but before) the partial withdrawal, your Contract Value is $110,600, the Bonus Value is $116,600, and your free withdrawal privilege is $12,000. Your Bonus has not vested at all at this time (see section 12, Other Optional Benefits - Bonus Option).

    CALCULATING THE TOTAL WITHDRAWAL CHARGE:
    Payments subject to withdrawal charge (amount requested minus the free withdrawal privilege)
        = $50,000 - $12,000 =..............................................................................$ 38,000.00
    Divided by 1 minus the withdrawal charge percentage = 1 - 0.085 =........................................../ 0.915
                                                                                                               -------
    Total amount withdrawn..................................................................................$41,530.05
    Total withdrawal charge (amount withdrawn minus the amount requested) = $41,530.05 - $38,000.00 =.......$ 3,530.05
                                                                                                            ==========
    REDUCING THE CONTRACT VALUE:
    Contract Value on the day of (but before) the partial withdrawal.......................................$110,600.00
    Minus the total amount withdrawn (amount requested plus the total withdrawal charge)
        = $50,000.00 + $3,530.05 =.........................................................................- 53,530.05
                                                                                                           -----------
    Contract Value after the partial withdrawal............................................................$ 57,069.95
                                                                                                           ===========
    REDUCING THE UNVESTED BONUS:
    Amount of the unvested Bonus............................................................................$ 6,000.00
    Multiplied by the result of the total amount withdrawn, minus the free withdrawal privilege, divided by the Contract Value on the day of (but before the partial withdrawal)
        = ($53,530.05 - $12,000) / $110,600 =..................................................................X 0.380
                                                                                                               -------
    Reduction in the unvested Bonus due to the partial withdrawal (0.38 x $6,000)..............................$ 2,280
    Unvested Bonus after the partial withdrawal = $6,000 - $2,280 =............................................$ 3,720
                                                                                                               =======

FREE WITHDRAWAL PRIVILEGE
Each Contract Year during the Accumulation Phase, until you exercise the Lifetime Income Plus Benefit (if applicable), on a non-cumulative basis (minus any previous withdrawals taken during the Contract Year that were not subject to a withdrawal charge), you can take multiple withdrawals that when added together do not exceed 12% of total Purchase Payments received. We will not deduct a withdrawal charge from this amount.

Because the free withdrawal privilege is non-cumulative, if you do not use all of your free withdrawal privilege in a Contract Year, you may not carry over the remainder to the next year. If you take a withdrawal of more than the free withdrawal privilege, the excess amount will be subject to the withdrawal charge. If you take a full withdrawal, we will assess the withdrawal charge with no reduction for the free withdrawal privilege. IF YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT (IF APPLICABLE), THE FREE WITHDRAWAL PRIVILEGE WILL NO LONGER BE AVAILABLE TO YOU. HOWEVER, YOU CAN STILL TAKE LIFETIME PLUS PAYMENTS WITHOUT A WITHDRAWAL CHARGE. EXCESS WITHDRAWALS (INCLUDING A FULL WITHDRAWAL OF THE CONTRACT VALUE) ARE AVAILABLE WHILE YOU ARE RECEIVING LIFETIME PLUS PAYMENTS, HOWEVER, THEY ARE SUBJECT TO A WITHDRAWAL CHARGE AS SET OUT IN SECTION 6, EXPENSES - WITHDRAWAL CHARGE.

The minimum distribution program allows you to take withdrawals without the deduction of the withdrawal charge under certain circumstances. For more information, see The Minimum Distribution Program and Required Minimum Distribution (RMD) Payments discussion later in this section.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

WAIVER OF WITHDRAWAL CHARGE BENEFIT
Under certain circumstances, after the first Contract Year, we will permit you to take money out of the Contract without deducting a withdrawal charge if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary. The waiver will not apply if any Owner was confined to a nursing home on or before the Issue Date. If the Contract is owned by a non-individual, this benefit is available if the Annuitant becomes so confined for the required period. We require proof of confinement in a form satisfactory to us before we will waive the withdrawal charge.

THE WAIVER VARIES FROM STATE TO STATE AND MAY NOT BE AVAILABLE IN ALL STATES. CHECK WITH YOUR REGISTERED REPRESENTATIVE FOR DETAILS ON THE WAIVERS AVAILABLE IN YOUR STATE.

SYSTEMATIC WITHDRAWAL PROGRAM
If your Contract Value is at least $25,000, the systematic withdrawal program provides automatic monthly or quarterly payments to you. The minimum amount you can withdraw under this program is $500. You may withdraw any amount you want under this program if your Purchase Payments are no longer subject to the withdrawal charge. While the withdrawal charge is in effect, the systematic withdrawal program is subject to the free withdrawal privilege. The total systematic withdrawals that you can take each Contract Year without incurring a withdrawal charge is limited to your free withdrawal privilege amount for that Contract Year. Any withdrawals in a Contract Year, including systematic withdrawals, that exceed the free withdrawal privilege will be subject to any applicable withdrawal charge. For more information, see section 6, Expenses - Withdrawal Charge and the discussion of the Free Withdrawal Privilege that appears earlier in this section.

All systematic withdrawals will be made on the ninth day of the month or the previous Business Day if the ninth is not a Business Day. You will not be charged additional fees for participating in or terminating from this program.

ORDINARY INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS. YOU CANNOT PARTICIPATE IN THE SYSTEMATIC WITHDRAWAL PROGRAM AND THE MINIMUM DISTRIBUTION PROGRAMS AT THE SAME TIME. YOU ALSO CANNOT EXERCISE THE LIFETIME INCOME PLUS BENEFIT AND PARTICIPATE IN THE SYSTEMATIC WITHDRAWAL PROGRAM AT THE SAME TIME.

THE MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD)
PAYMENTS

If you own a Qualified Contract, you may elect to participate in the minimum distribution program during the Accumulation Phase of the Contract. Under this program, we will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. We can make payments to you on a monthly, quarterly, or annual basis. If your Contract Value is less than $25,000, we will only make payments annually. RMD payments from this Contract will not be subject to a withdrawal charge, but they will count against your free withdrawal privilege. If you take any additional withdrawals while you are receiving RMD payments, and the annual total withdrawn exceeds the free withdrawal privilege, the amount of that excess that is attributable to the additional withdrawals will be subject to any applicable withdrawal charge.

INHERITED IRA CONTRACTS. If you (the Owner) were the spouse of the deceased owner of the previous tax-qualified investment, and your spouse had not yet reached the date at which he/she was required to begin receiving required minimum distribution (RMD) payments, then you can elect to wait to begin receiving RMD payments until the year that your spouse would have reached age 70 1/2. Alternatively, if the deceased owner of the previous tax-qualified investment had already reached the date at which he/she was required to begin receiving RMD payments, you can elect to begin RMD payments based on your single life expectancy in the year following the deceased owner's death, or (if longer) the deceased previous owner's life expectancy in the year of his/her death reduced by one. You must begin to receive these RMD payments by December 31 of the year following the year of the deceased previous owner's death.

YOU CANNOT PARTICIPATE IN THE SYSTEMATIC WITHDRAWAL PROGRAM AND THE MINIMUM DISTRIBUTION PROGRAMS AT THE SAME TIME. THE MINIMUM DISTRIBUTION PROGRAM IS CURRENTLY NOT AVAILABLE UNDER TSA OR 403(B) CONTRACTS. WE ENCOURAGE PROSPECTIVE OWNERS WHO ARE CONSIDERING PURCHASING QUALIFIED CONTRACTS THAT ARE SUBJECT TO RMD PAYMENTS TO CONSULT A TAX ADVISER REGARDING THESE BENEFITS.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

SUSPENSION OF PAYMENTS OR TRANSFERS
We may be required to suspend or postpone payments for withdrawals (including Lifetime Plus Payments if available) or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);
o    trading on the New York Stock Exchange is restricted;
o an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares; or
o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

9.   ILLUSTRATIONS

In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we may provide you with certain personalized illustrations upon request and free of charge. These illustrations may provide hypothetical depictions of either the Accumulation Phase or the Annuity Phase. You can request an illustration free of charge by contacting your registered representative.

10.  DEATH BENEFIT

The death benefit provided by the Base Contract is the Traditional Death Benefit. If available, you may be able to instead select the Enhanced Death Benefit at Contract issue. Death benefits are only available during the Accumulation Phase of the Contract. For more information on the Enhanced Death Benefit please see section 12, Other Optional Benefits - Enhanced Death Benefit. BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE WHETHER YOUR SELECTED DEATH BENEFIT IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE DEATH BENEFIT.

The use of the term "you" in this section refers to the Annuitant if the Contract is owned by a non-individual; otherwise it refers to the Owner.

We will process the death benefit based on the Accumulation Unit values next determined after receipt of both due proof of death and an election of the death benefit payment option at our Service Center. WE CONSIDER DUE PROOF OF DEATH TO BE ANY OF THE FOLLOWING: a copy of the certified death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof that we consider to be satisfactory. The Accumulation Unit values are normally determined as of 4:00 p.m. Eastern Time each Business Day and due proof of death and an election of the death benefit payment option received at or after 4:00 p.m. Eastern Time will receive the next Business Day's Accumulation Unit values.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will continue to be subject to investment risk that will be borne by the recipient.

TRADITIONAL DEATH BENEFIT
Under the Traditional Death Benefit, the amount of the death benefit will be the greater of 1 or 2, less any deduction we make to reimburse ourselves for premium tax.

1. The Contract Value, determined as of the end of the Business Day during which we receive both due proof of death and an election of the death benefit payment option have been received in good order at our Service Center.

2. The Traditional Death Benefit value, which is the total of all Purchase Payments received before you exercise the Lifetime Income Plus Benefit (if applicable), reduced proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge) for each annuitization and/or withdrawal taken before you exercise the Lifetime Income Plus Benefit (if applicable).

NOTE FOR BONUS CONTRACTS: BONUS AMOUNTS ARE INCLUDED IN THE CALCULATION OF THE PORTION OF THE DEATH BENEFIT THAT IS BASED ON CONTRACT VALUE, BUT ONLY AS THE BONUS BECOMES VESTED. WE DO NOT INCLUDE THE BONUS IN THE PORTION OF THE DEATH BENEFIT THAT IS BASED ON PURCHASE PAYMENTS.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

NOTE FOR CONTRACTS WITH THE LIFETIME INCOME PLUS BENEFIT: If you exercise the Lifetime Income Plus Benefit, then, on and after the Benefit Date:

o the Traditional Death Benefit value will stop increasing, and each Lifetime Plus Payment and any Excess Withdrawal will reduce the Traditional Death Benefit value proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge); and

o the death benefit that is equal to your Contract Value will continue to fluctuate with market performance but it will decrease on a dollar for dollar basis with each Lifetime Plus Payment we make and any Excess Withdrawal you take (including any withdrawal charge).

ANY AMOUNTS WITHDRAWN OR ANNUITIZED MAY REDUCE THE TRADITIONAL DEATH BENEFIT VALUE BY MORE THAN THE AMOUNT WITHDRAWN AND/OR ANNUITIZED. If the Contract Value at the time of withdrawal and/or annuitization is less than the Traditional Death Benefit value, we will deduct more than the amount withdrawn and/or annuitized from the Traditional Death Benefit value.

EXAMPLE

o You purchase a Base Contract with an initial Purchase Payment of $100,000. You make no additional Purchase Payments.

o You take a partial withdrawal of $20,000 in the tenth Contract Year when the Contract Value on the date of (but before the partial withdrawal) is $160,000. The withdrawal charge period on the initial Purchase Payment has expired so there is no withdrawal charge on this partial withdrawal. You take no other partial withdrawals.

We calculate the death benefit on the tenth Contract Anniversary as the greater of:
1) Contract  Value............................................................................................$140,000
2) The Traditional Death Benefit value:
    Total Purchase Payments received..........................................................................$100,000
        Reduced proportionately by the percentage of Contract Value withdrawn: ($20,000 / $160,000) = 0.125 x $100,000 =...............................................- 12,500
                                                                                                              --------
                                                                                                              $ 87,500

Therefore, the death benefit that would be paid out on the tenth Contract Anniversary is the $140,000 Contract Value.

THE TRADITIONAL DEATH BENEFIT WILL TERMINATE UPON THE EARLIEST OF THE FOLLOWING.
o The Business Day before the Income Date that you take a Full Annuitization. o The Business Day that the Traditional Death Benefit value and Contract Value are both zero. o Contract termination.

DEATH OF THE OWNER UNDER INHERITED IRA CONTRACTS
Upon the death of the Owner under an Inherited IRA Contract, the Beneficiary can either elect to:
o continue to receive the required minimum distribution payments based on the remaining life expectancy of the deceased Owner and the Contract Value (less any deduction we make to reimburse ourselves for premium taxes) as of the Business Day we receive due proof of death and the appropriately completed election form at our Service Center; or
o receive a lump sum payment based on the Contract Value (less any deduction we make to reimburse ourselves for premium taxes) as of the Business Day we receive due proof of death and the appropriately completed election form at our Service Center.

DEATH OF THE OWNER AND/OR ANNUITANT UNDER ALL OTHER CONTRACTS
The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract. FOR QUALIFIED CONTRACTS, THERE CAN BE ONLY ONE OWNER AND THE OWNER MUST BE THE ANNUITANT, UNLESS THE CONTRACT IS A QUALIFIED CONTRACT OWNED BY A QUALIFIED PLAN OR IS PART OF A CUSTODIAL ARRANGEMENT. IF YOU TAKE A PARTIAL ANNUITIZATION, THERE CAN BE ONLY ONE OWNER; THE OWNER MUST BE THE ANNUITANT, AND WE WILL NOT ALLOW THE OWNER TO ADD A JOINT ANNUITANT. PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO JOINT OWNERS. DESIGNATING DIFFERENT PERSONS AS OWNER(S) AND ANNUITANT(S) CAN HAVE AN IMPORTANT IMPACT ON WHETHER A DEATH BENEFIT IS PAID, AND ON WHO WOULD RECEIVE IT. USE CARE WHEN DESIGNATING OWNERS AND ANNUITANTS, AND CONSULT YOUR REGISTERED REPRESENTATIVE IF YOU HAVE QUESTIONS.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                         UPON THE DEATH OF A SOLE OWNER

ACTION UNDER THE PORTION OF THE CONTRACT THAT IS IN THE ACCUMULATION PHASE
--------------------------------------------------------------------------------
o We will pay a death benefit to the Beneficiary*. If you took a Partial Annuitization, federal law requires us to distribute the death benefit within five years of the date of death and, therefore, death benefit Option C (which allows for payments of the death benefit as an Annuity Payment over the lifetime of the Beneficiary) will not be available. For a description of the payout options, see the Death Benefit Payment Options discussion later in this section.
o If you elected single Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate. If you elected joint Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate unless the deceased Owner's spouse continues the Contract.


ACTION UNDER ANY PORTION OF THE CONTRACT APPLIED TO ANNUITY PAYMENTS
--------------------------------------------------------------------------------

o    The Beneficiary becomes the Owner.
o If the deceased was not an Annuitant, Annuity Payments to the Payee will continue. No death benefit is payable.
o If the deceased was the only surviving Annuitant, Annuity Payments to the Payee will continue until that portion of the Contract terminates and will be paid at least as rapidly as they were being paid at the Annuitant's death. For more information on when any portion of the Contract applied to Annuity Payments terminates, see section 3, The Annuity Phase -Annuity Payments. No death benefit is payable under Annuity Options 1 through 4, or Annuity Option 6. However, there may be a lump sum refund due to the Payee under Annuity Option 5. For more information, see section 3, The Annuity Phase - Annuity Options.
o If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee will continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

* If the Beneficiary is the spouse of the deceased Owner, the spouse/Beneficiary may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we will increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the Business Day we receive due proof of death and a payment election form.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                         UPON THE DEATH OF A JOINT OWNER
       (NOTE: WE DO NOT ALLOW JOINT OWNERS TO TAKE PARTIAL ANNUITIZATIONS)

ACTION UNDER THE PORTION OF THE CONTRACT THAT IS IN THE ACCUMULATION PHASE
--------------------------------------------------------------------------------
o The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries. However, for tax reasons, we do not allow non-spousal Joint Owners to appoint contingent Beneficiaries.
o We will pay a death benefit to the surviving Joint Owner*. For a description of the payout options available, see the Death Benefit Payment Options discussion later in this section.
o If you elected single Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate even if the Covered Person is still alive. If you elected joint Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate unless the surviving spouse/Joint Owner continues the Contract.

ACTION UNDER ANY PORTION OF THE CONTRACT APPLIED TO ANNUITY PAYMENTS
--------------------------------------------------------------------------------
o    The surviving Joint Owner becomes the sole Owner.
o If the deceased was not an Annuitant, Annuity Payments to the Payee will continue. No death benefit is payable.
o If the deceased was the only surviving Annuitant, Annuity Payments to the Payee will continue until that portion of the Contract terminates and will be paid at least as rapidly as they were being paid at the Annuitant's death. For more information on when any portion of the Contract applied to Annuity Payments terminates, see section 3, The Annuity Phase -Annuity Payments. No death benefit is payable under Annuity Options 1 through 4, or Annuity Option 6. However, there may be a lump sum refund due to the Payee under Annuity Option 5. For more information, see section 3, The Annuity Phase - Annuity Options.
o If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee will continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

* If the surviving Joint Owner is the spouse of the deceased Owner, the spouse/surviving Joint Owner may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we will increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the Business Day we receive due proof of death and a payment election form. If both Joint Owners die before we pay the death benefit, we will pay any contingent Beneficiaries or the estate of the Joint Owner who died last if there are no contingent Beneficiaries.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

    UPON THE DEATH OF THE ANNUITANT AND THERE IS NO SURVIVING JOINT ANNUITANT

ACTION UNDER THE PORTION OF THE CONTRACT THAT IS IN THE ACCUMULATION PHASE
--------------------------------------------------------------------------------
o If the Contract is owned by a non-individual (for example a qualified plan or a trust), we will treat the death of the Annuitant as the death of an Owner; we will pay the Beneficiary* a death benefit, and a new Annuitant cannot be named. If you elected single Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate. If you elected joint Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate unless the deceased Annuitant's spouse continues the Contract.
o If the deceased Annuitant was not an Owner, and the Contract is owned only by an individual(s), we will not pay a death benefit. The Owner can name a new Annuitant subject to our approval.
o If the deceased Annuitant was a sole Owner, we will pay the Beneficiary* a death benefit. If you took a Partial Annuitization, federal law requires us to distribute the death benefit within five years of the date of death and, therefore, death benefit Option C (which allows for payments of the death benefit as an Annuity Payment over the lifetime of the Beneficiary) will not be available. If you elected single Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate. If you elected joint Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate unless the deceased Owner's spouse continues the Contract.
o If the deceased Annuitant was a Joint Owner and there is a surviving Joint Owner, the surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses, there may also be contingent Beneficiaries. However, for tax reasons, we do not allow non-spousal Joint Owners to appoint contingent Beneficiaries. We will pay a death benefit to the surviving Joint Owner**. If you elected single Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate even if the Covered Person is still alive. If you elected joint Lifetime Plus Payments, the Lifetime Income Plus Benefit will terminate unless the surviving spouse/Joint Owner continues the Contract.
o For a description of the payout options, see the Death Benefit Payment Options discussion later in this section.


ACTION UNDER ANY PORTION OF THE CONTRACT APPLIED TO ANNUITY PAYMENTS
--------------------------------------------------------------------------------
o Annuity Payments to the Payee will continue until that portion of the Contract terminates and will be paid at least as rapidly as they were being paid at the Annuitant's death. For more information on when any portion of the Contract applied to Annuity Payments terminates, see section 3, The Annuity Phase -Annuity Payments. No death benefit is payable under Annuity Options 1 through 4, or Annuity Option 6. However, there may be a lump sum refund due to the Payee under Annuity Option 5. For more information, see section 3, The Annuity Phase - Annuity Options.
o If the deceased was a sole Owner, the Beneficiary will become the Owner if the Contract continues.
o If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner if the Contract continues.

* If the Beneficiary is the spouse of the deceased Owner, the spouse/Beneficiary may be able to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we will increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value on the Business Day we receive due proof of death and a payment election form.
** If the surviving Joint Owner is the spouse of the deceased Owner, the spouse/surviving Joint Owner can elect to continue the Contract instead of receiving a death benefit payout. If the Contract continues, we will increase the Contract Value to equal the death benefit if that amount is greater than the Contract Value as of the Business Day we receive due proof of death and a payment election form. If both Joint Owners die before we pay the death benefit, we will pay any contingent Beneficiaries or the estate of the Joint Owner who died last if there are no contingent Beneficiaries.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
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                                       48



    UPON THE DEATH OF THE ANNUITANT AND THERE IS A SURVIVING JOINT ANNUITANT (NOTE: WE DO NOT ALLOW JOINT ANNUITANTS UNDER A PARTIAL ANNUITIZATION AND WE DO NOT ALLOW JOINT ANNUITANTS DURING THE ACCUMULATION PHASE, SO THIS CAN ONLY OCCUR UNDER A FULL ANNUITIZATION)
--------------------------------------------------------------------------------
o Only Annuity Options 3 and 4 allow joint Annuitants. Under Annuity Options 3 and 4, Annuity Payments to the Payee will continue during the lifetime of the surviving joint Annuitant. For more information, see section 3, The Annuity Phase - Annuity Options.

o    No death benefit is payable.

o    If the deceased was a sole Owner, the Beneficiary will become the Owner.

o If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

DEATH BENEFIT PAYMENT OPTIONS
If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the deceased Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made on the death claim form before we pay the death benefit. If a lump sum payment is requested, we will pay the amount within seven days of receipt of proof of death and a valid election of a death benefit payment option, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any applicable tax consents and/or state forms.

OPTION A: lump sum payment of the death benefit. We will not deduct the contract maintenance charge at the time of a full withdrawal if the distribution is due to death.

OPTION B: payment of the entire death benefit within five years of the date of any Owner's death. We will assess the full contract maintenance charge on each Beneficiary's portion on each Contract Anniversary. However, we will waive the contract maintenance charge if the Contract Value at the time we are to deduct the charge is at least $100,000.

OPTION C: if the Beneficiary is an individual, payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of any Owner's death. We will continue to assess the full contract maintenance charge on each Beneficiary's portion proportionately over the Annuity Payments. However, we will waive the contract maintenance charge if the Contract Value at the time we are to deduct the charge is at least $100,000.THIS OPTION IS NOT AVAILABLE IF YOU TOOK A PARTIAL ANNUITIZATION.

Any portion of the death benefit not applied to an Annuity Option within one year of the date of the Owner's death must be distributed within five years of the date of death.

If a non-individual is named as an Owner, then the death of any Annuitant shall be treated as the death of an Owner solely for purposes of the Internal Revenue Code's distribution at death rules, which are set forth in Section 72(s) of the Code.

In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, the Contract will be interpreted and administered in accordance with Section 72(s) of the Code.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
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                                       49

11.  LIFETIME INCOME PLUS BENEFIT

This feature is designed for Owners who want lifetime income and continued access to Contract Value, and are not concerned that gains will be withdrawn first and taxed as ordinary income. The Lifetime Income Plus Benefit provides guaranteed lifetime income in the form of partial withdrawals (Lifetime Plus Payments) during the Accumulation Phase. Lifetime Plus Payments are annual payments that we initially base upon your "benefit base" and your "age band," as described in this section of the prospectus. There is an additional fee for the Lifetime Income Plus Benefit. This fee may increase or decrease in certain situations. Your Lifetime Plus Payment, once established, can increase, but it cannot decrease unless you take an excess partial withdrawal (Excess Withdrawal). Your Lifetime Plus Payments will increase automatically each year based upon increases in your Contract Value, subject to adjustments for Excess Withdrawals. You can elect the Lifetime Income Plus Benefit once, either at Contract issue or on a subsequent Contract Anniversary, up to specified ages. Once elected, you can terminate the Lifetime Income Plus Benefit before you exercise it. If you terminate the Lifetime Income Plus Benefit, you cannot elect it again. If you elect the Lifetime Income Plus Benefit, you can exercise it and begin receiving Lifetime Plus Payments either immediately, or anytime after that. You can only elect to exercise the Lifetime Plus Benefit at specific ages. If you elect the Lifetime Income Plus Benefit, we will restrict which Investment Options you can allocate money to.

If you elect the Lifetime Income Plus Benefit, we will ask you to select either single Lifetime Plus Payments for the lifetime of the Covered Person, or joint Lifetime Plus Payments for the lifetime of both Covered Persons. For joint Lifetime Plus Payments, the Covered Persons must qualify as spouses under federal law. You declare the Covered Person(s) at the time you add the Lifetime Income Plus Benefit to your Contract. On the date you exercise the Lifetime Income Plus Benefit (Benefit Date), all Covered Persons must be at least age 50 and no Covered Person can be over age 90. THIS MEANS THAT JOINT LIFETIME PLUS PAYMENTS WILL NEVER BE AVAILABLE IF THERE IS MORE THAN A 40-YEAR AGE DIFFERENCE BETWEEN SPOUSES. The earliest possible Benefit Date you can select would be the 1st or 15th of a calendar month that occurs after we issue the Contract.

The Lifetime Income Plus Benefit carries an additional M&E charge.

THERE ARE SEVERAL IMPORTANT POINTS FOR YOU TO CONSIDER BEFORE ELECTING THE LIFETIME INCOME PLUS BENEFIT.

o The Lifetime Income Plus Benefit does not create Contract Value or guarantee the performance of any Investment Option.
o You cannot exercise the Lifetime Income Plus Benefit if any Covered Person is younger than age 50 or older than age 90. If you do not exercise the Lifetime Income Plus Benefit during this eligibility period, the Lifetime Plus Benefit will no longer be available and you will have incurred higher Contract charges without receiving any benefit from it.
o If you elect the Lifetime Income Plus Benefit, you can later remove it from the Contract. However, you cannot remove the Lifetime Income Plus Benefit after you exercise it. If you remove the Lifetime Income Benefit from your Contract, you may not elect to add it back to your Contract at a future date.
o Contracts with the Lifetime Income Plus Benefit are subject to restrictions on the Investment Options you can use for allocations and transfers. We have put these restrictions in place to support the guarantees that we provide under the Lifetime Income Plus Benefit, and not to meet your investment objectives. To the extent that these restrictions limit your investment flexibility, you may not be able to fully participate in any upside potential returns available from the Investment Options, and your Contract Value may be less than the Contract Value you would have had without the Lifetime Income Plus Benefit.
o If you elect to stop Lifetime Plus Payments and instead take an Excess Withdrawal of the entire Contract Value, the Contract will terminate and you may receive less money than you would have received under the Lifetime Income Plus Benefit.
o If you elect to stop Lifetime Plus Payments and instead request fixed Annuity Payments under a Full Annuitization, the Lifetime Income Plus Benefit will terminate and we will no longer assess the M&E charge on that portion of the Contract. If you request variable Annuity Payments under a Full Annuitization, the Lifetime Income Plus Benefit will terminate and we will reduce the M&E charge on that portion of the Contract.
o Certain contributions to Section 403(b) plans cannot be withdrawn before age 59 1/2, death, disability, severance from employment, oR financial hardship. The Lifetime Income Plus Benefit may not be appropriate for you if you are under age 59 1/2 and are an actively employed participant in a 403(b) plan, because you may incur higher Contract expenses without receiving any additional benefits until you are age 59 1/2.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
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                                       50

BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE AND YOUR TAX ADVISER WHETHER THE LIFETIME INCOME PLUS BENEFIT IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE LIFETIME INCOME PLUS BENEFIT.

ADDING THE LIFETIME INCOME PLUS BENEFIT TO YOUR CONTRACT
The Lifetime Income Plus Benefit is available for selection ONCE before the older Covered Person's 81st birthday. YOU CANNOT ADD THE LIFETIME INCOME PLUS BENEFIT TO A CONTRACT AFTER THE OLDER COVERED PERSON REACHES AGE 81. You can select the Lifetime Income Plus Benefit at Contract issue. After the Issue Date you can select the Lifetime Income Plus Benefit within 30 days before a Contract Anniversary if your Contract Value is at least $25,000 by completing the appropriate form. We will process your request to add the Lifetime Income Plus Benefit after the Issue Date on the Contract Anniversary* that occurs after your request is received in good order at our Service Center and the rider effective date will be that Contract Anniversary. If you add the Lifetime Income Plus Benefit to your Contract after the Issue Date, then, on the rider effective date, we will increase the M&E charge by the amount of the additional M&E charge for the Lifetime Income Plus Benefit and payment type (single life or joint life) that is in effect for a newly issued Contract as of the rider effective date. We guarantee that this additional M&E charge will not exceed the maximum additional M&E charge for Contracts with the Lifetime Income Plus Benefit and payment type that is set forth in the Fee Tables. Because we change the M&E charge, we will adjust the number of Accumulation Units so that the Contract Value on the rider effective date will remain the same. Because the performance of the Investment Options causes the Accumulation Unit values to fluctuate, the adjustment to the number of Accumulation Units may be positive or negative.

* Or on the next Business Day if the Contract Anniversary is not a Business Day.

REMOVING THE LIFETIME INCOME PLUS BENEFIT FROM YOUR CONTRACT
Once you have selected the Lifetime Income Plus Benefit, you can elect to remove it from the Contract at any time before you exercise it. You can request the removal of the Lifetime Income Plus Benefit within 30 days before a Contract Anniversary by completing the appropriate form. We will process your request on the Contract Anniversary* (the rider termination date) that occurs immediately after your request is received in good order at our Service Center. If you remove the Lifetime Income Plus Benefit from your Contract, we will no longer assess the additional M&E charge for the Lifetime Income Plus Benefit as of the rider termination date. Because we decrease the M&E charge, we will adjust the number of Accumulation Units so that the Contract Value on the rider termination date will remain the same. Because the performance of the Investment Options causes the Accumulation Unit values to fluctuate, the adjustment to the number of Accumulation Units may be positive or negative. IF YOU REMOVE THE LIFETIME INCOME PLUS BENEFIT FROM THE CONTRACT, THEN IT WILL NO LONGER BE AVAILABLE FOR FUTURE SELECTION.

* Or on the next Business Day if the Contract Anniversary is not a Business Day.

Although you cannot remove the Lifetime Income Plus Benefit from your Contract after you exercise it, you can terminate the Lifetime Income Plus Benefit any time after you exercise it by electing to stop Lifetime Plus Payments and instead:
o take an Excess Withdrawal of the entire Contract Value, less any withdrawal charge and any deduction we make to reimburse ourselves for premium tax, or
o request Annuity Payments under a Full Annuitization based on the entire Contract Value, less any deduction we make to reimburse ourselves for premium tax.

NOTE: If you do elect to stop Lifetime Plus Payments:
o   the Lifetime Income Plus Benefit will terminate,
o   the Accumulation Phase of the Contract will end,
o   the death benefit will terminate, and
o if you request Annuity Payments, then all annuitized portions of the Contract will terminate as indicated in section 3, The Annuity Phase.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
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                                       51

WHO IS CONSIDERED A COVERED PERSON(S)?
For single Lifetime Plus Payments and:

o    solely owned Contracts, the Covered Person is the Owner.
o    Contracts owned by a non-individual, the Covered Person is the Annuitant.
o jointly owned Contracts, you can choose which Owner is the Covered Person subject to the maximum age restriction for adding the Lifetime Income Plus Benefit to your Contract (must be age 80 or younger).

NOTE FOR JOINT OWNERS ELECTING SINGLE LIFETIME PLUS PAYMENTS: If the Joint Owners are not spouses, Lifetime Plus Payments will stop with the death of any Owner. If the Joint Owners are spouses, Lifetime Plus Payments will stop with the death of any Owner unless the surviving spouse Joint Owner is the Covered Person and elects to continue the Contract. THIS MEANS THAT IF YOU ELECT SINGLE LIFETIME PLUS PAYMENTS ON A JOINTLY OWNED CONTRACT, LIFETIME PLUS PAYMENTS COULD STOP EVEN IF THE COVERED PERSON IS STILL ALIVE.

For joint Lifetime Plus Payments, Covered Persons must be spouses and:
o Non-Qualified Contracts, the spouses must either be Joint Owners, or the Annuitant and sole primary Beneficiary if the Contract is owned by a non-individual.*
o Qualified Contracts, one spouse must be the Owner (or the Annuitant if the Contract is owned by a non-individual*) and the other spouse must be the sole primary Beneficiary.

* Joint Lifetime Plus Payments may not be available for some Contracts that are owned by a non-individual.

NOTE: A PERSON WILL NO LONGER QUALIFY AS A COVERED PERSON AND WILL BE REMOVED FROM THE CONTRACT IF THAT PERSON IS NO LONGER AN OWNER, JOINT OWNER, ANNUITANT OR SOLE PRIMARY BENEFICIARY AS REQUIRED ABOVE.

NOTE: If you elect joint Lifetime Plus Payments, the Covered Persons must continue to qualify as spouses under federal law until the Lifetime Income Plus Benefit terminates. Once you declare the Covered Persons, if at any time they are no longer spouses, you must send us notice and remove a Covered Person from the Contract. IF ONE COVERED PERSON DIES BEFORE WE RECEIVE NOTICE THAT THE COVERED PERSONS ARE NO LONGER SPOUSES, THEN THE LIFETIME INCOME PLUS BENEFIT WILL TERMINATE AND ANY LIFETIME PLUS PAYMENTS WE WERE MAKING WILL STOP.

After we issue the Lifetime Income Plus Benefit, you cannot add a Covered Person to your Contract or change Covered Persons. However, you can remove a Covered Person after we issue the Lifetime Income Plus Benefit if you elected joint Lifetime Plus Payments. YOU CAN MAKE THIS CHANGE ONLY ONCE.

If you have not exercised the Lifetime Income Plus Benefit, you can request the removal of a Covered Person within 30 days before a Contract Anniversary by completing the appropriate form. If you exercised the Lifetime Income Plus Benefit, you can request the removal of a Covered Person within 30 days before a Benefit Anniversary by completing the appropriate form. We will process your request on the Contract Anniversary* (or Benefit Anniversary,* if applicable) that occurs immediately after your request is received in good order at our Service Center. If you remove a Covered Person from your Contract, we will change the M&E charge for the Lifetime Income Plus Benefit to equal the M&E charge for single Lifetime Plus Payments that is in effect for a newly issued Contract as of that anniversary ONLY IF THAT AMOUNT DIFFERS FROM THE CURRENT ADDITIONAL M&E CHARGE ON YOUR CONTRACT. Because we change the M&E charge, we will adjust the number of Accumulation Units so that the Contract Value on the anniversary that we process your request will remain the same. Because the performance of the Investment Options causes the Accumulation Unit values to fluctuate, the adjustment to the number of Accumulation Units may be positive or negative.

If you remove a Covered Person after you have begun to receive Lifetime Plus Payments, we will compare your current Lifetime Plus Payment to a payment based on the appropriate percentage for the remaining Covered Person's current age and the current Contract Value as of the Benefit Anniversary that we process your removal request (see the age band table in the Lifetime Plus Payments Under the Lifetime Income Plus Benefit discussion later in this section). If the payment based on the current Contract Value is greater, we will increase your Lifetime Plus Payment to this new amount. We will not reduce your Lifetime Plus Payment if you remove a Covered Person from your Contract.

* Or on the next Business Day if the Contract Anniversary is not a Business Day.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
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                                       52

IF YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT

o You can no longer remove the Lifetime Income Plus Benefit from the Contract.
o    You cannot add a Covered Person, or change Covered Persons.
o    Partial Annuitizations are no longer available.
o    You can no longer make additional Purchase Payments to the Contract.
o The free withdrawal privilege will no longer be available to you. Lifetime Plus Payments are not, however, subject to a withdrawal charge.
o Excess Withdrawals (including a full withdrawal of the Contract Value) are available while you are receiving Lifetime Plus Payments and are subject to a withdrawal charge as set out in section 6, Expenses - Withdrawal Charge.
o Any Excess Withdrawal will reduce your Lifetime Plus Payment proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge). EXCESS WITHDRAWALS MAY CAUSE LIFETIME PLUS PAYMENTS TO STOP AND THE LIFETIME INCOME PLUS BENEFIT TO TERMINATE.
o The systematic withdrawal program will no longer be available to you. If you are participating in this program, your participation will stop.
o You can only change the ownership of this Contract if you elected joint Lifetime Plus Payments and:
     -    an Owner dies and the spouse continues the Contract, or
     - you remove a Covered Person who is also an Owner from the Contract. In this case, the remaining Covered Person must become the new Owner.
o The additional M&E charge for the Lifetime Income Plus Benefit will continue until the earlier of the termination of the Lifetime Income Plus Benefit, or your Contract Value is fully depleted.
o If you have the Enhanced Death Benefit, the additional M&E charge for the Enhanced Death Benefit will continue as long as the Enhanced Death Benefit value is greater than zero.
o The Traditional Death Benefit value (or the Enhanced Death Benefit value, if applicable) will no longer increase.
o Each Lifetime Plus Payment and any Excess Withdrawal will reduce the Traditional Death Benefit value (or the Enhanced Death Benefit value) proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge).
o The Contract Value will continue to fluctuate as a result of market performance, and it will decrease on a dollar for dollar basis with each Lifetime Plus Payment and any Excess Withdrawal.
o    You can no longer reset the 5% Annual Increase.
o We will no longer calculate the Quarterly Anniversary Value, the 5% Annual Increase or the 5% Annual Increase Cap, and they will all cease to exist.
o We may apply an annual payment increase to your Lifetime Plus Payment on every Benefit Anniversary after you exercise the Lifetime Income Plus Benefit and before the older Covered Person's 91st birthday. If you receive an increase to your Lifetime Income Plus Payment, we reserve the right to change the additional M&E charge for the Lifetime Income Plus Benefit on every fifth anniversary after you exercise the benefit.

LIFETIME PLUS PAYMENTS UNDER THE LIFETIME INCOME PLUS BENEFIT
To begin receiving Lifetime Plus Payments under the Lifetime Income Plus Benefit you must submit a payment election form to our PlaceNameplaceService PlaceTypeCenter. Lifetime Plus Payments will begin on the Benefit Date, which must be the 1st or 15th of a calendar month. The Benefit Date will be at least 15 calendar days after your request has been received in good order at our placePlaceNameService PlaceTypeCenter.

You can elect to receive Lifetime Plus Payments on an annual, semi-annual, quarterly, monthly or semi-monthly basis. Monthly and semi-monthly payments are only available through an electronic transfer of funds. Each Lifetime Plus Payment amount will equal the annual Lifetime Plus Payment divided by the number of payments we will make during the Benefit Year. If the scheduled Lifetime Plus Payment date does not fall on a Business Day, we will make payment to you on the next Business Day.

If you exercise the Lifetime Income Plus Benefit, on the Benefit Date we will begin making Lifetime Plus Payments based on the benefit base (see The Benefit Base discussion later in this section) and the age band of the Covered Person (or younger Covered Person if you elect joint Lifetime Plus Payments) as of the Benefit Date as follows.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
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                                       53


                                                       ANNUAL LIFETIME PLUS
                                                        PAYMENT PERCENTAGE
                                                       (WE BASE THE INITIAL
                                                      PAYMENT ON THE BENEFIT
            AGE BAND OF THE COVERED PERSON           BASE AND WE BASE FUTURE
        (OR YOUNGER OF THE COVERED PERSONS FOR          YEAR'S PAYMENTS ON
             JOINT LIFETIME PLUS PAYMENTS)               CONTRACT VALUE)
        ----------------------------------------    ---------------------------
        ----------------------------------------    ---------------------------
                       50 to 59                                 4%
                       60 to 69                                 5%
                       70 to 79                                 6%
                      80 or older                               7%

YOU CANNOT EXERCISE THE LIFETIME INCOME PLUS BENEFIT IF ANY COVERED PERSON IS YOUNGER THAN AGE 50 OR OLDER THAN AGE 90.

The percentage of the annual Lifetime Plus Payment is set on the rider effective date and will not change for an age band during the life of the Contract. However, we may use different percentages and age bands for newly issued Contracts in the future.

The initial Lifetime Plus Payment must be at least $100. If we are unable to structure the initial Lifetime Plus Payment so that it is at least $100, the Lifetime Income Plus Benefit will not be available to you and we will contact you to discuss alternate arrangements. For Qualified Contracts, as a courtesy at the end of each calendar year, we will distribute a Lifetime Plus Payment equal to any remaining required minimum distribution that may be due from the Contract. This distribution will not be subject to a withdrawal charge, and we will not treat it as an Excess Withdrawal.

ANY EXCESS WITHDRAWAL WILL REDUCE YOUR LIFETIME PLUS PAYMENT PROPORTIONATELY BY THE PERCENTAGE OF CONTRACT VALUE WITHDRAWN. TAKING EXCESS WITHDRAWALS MAY CAUSE LIFETIME PLUS PAYMENTS TO STOP, AND THE LIFETIME INCOME PLUS BENEFIT TO TERMINATE.

IF YOU TAKE AN EXCESS WITHDRAWAL THAT REDUCES YOUR LIFETIME PLUS PAYMENT TO A LEVEL AT WHICH WE ARE UNABLE TO STRUCTURE THE LIFETIME PLUS PAYMENT SO THAT IT IS AT LEAST $100, YOU MUST TAKE AN EXCESS WITHDRAWAL OF THE ENTIRE CONTRACT VALUE, LIFETIME PLUS PAYMENTS WILL STOP, AND THE LIFETIME INCOME PLUS BENEFIT WILL TERMINATE.

Once each Benefit Year, you can change the frequency of Lifetime Plus Payments for the following Benefit Year. You must provide notice of any requested change to the frequency of your Lifetime Plus Payment to our PlaceNameplaceService PlaceTypeCenter at least 30 days before the Benefit Anniversary. We will change the payment frequency on the Benefit Anniversary and the change will remain in effect for the entire following Benefit Year.

We will deduct each Lifetime Plus Payment proportionately from the Investment Options. We will continue to allocate the Contract Value among the Investment Options according to your instructions while the Lifetime Income Plus Benefit is in effect. You can also continue to make transfers between the Investment Options while the Lifetime Income Plus Benefit is in effect (subject to certain restrictions set out in section 4, Investment Options - Transfers and the Investment Option Allocation and Transfer Restrictions discussion later in this section).

If you fully deplete your Contract Value, then you will continue to receive Lifetime Plus Payments until the Lifetime Income Plus Benefit terminates. If you do not take any Excess Withdrawals while the Lifetime Income Plus Benefit is in effect, then Lifetime Plus Payments will continue as follows:

o For single Lifetime Plus Payments where the Contract is solely owned or owned by a non-individual, Lifetime Plus Payments continue until the death of the Covered Person.
o For single Lifetime Plus Payments where the Contract is jointly owned and the Joint Owners are not spouses, Lifetime Plus Payments continue until the death of any Joint Owner.
o For single Lifetime Plus Payments where the Contract is jointly owned by spouses, Lifetime Plus Payments continue until the death of any Joint Owner unless the surviving spouse is the Covered Person and elects to continue the Contract. If the surviving spouse is the Covered Person and elects to continue the Contract, Lifetime Plus Payments continue until the death of the Covered Person.

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                                       54

o For joint Lifetime Plus Payments, Lifetime Plus Payments continue until the deaths of both Covered Persons. Upon the death of an Owner* who is also a Covered Person, the surviving spouse who elects to continue the Contract also has the option of continuing joint Lifetime Plus Payments at 100% of the amount that we were paying when both Covered Persons were alive. However, if an Owner* dies and the surviving spouse elects to receive the death benefit, then Lifetime Plus Payments will stop.

* Or the Annuitant if the Contract is owned by a non-individual.

THE BENEFIT BASE
We base the initial Lifetime Plus Payments on the benefit base and the age band of the Covered Person(s). YOU CAN ONLY ACCESS THE BENEFIT BASE BY TAKING LIFETIME PLUS PAYMENTS.

On the date you exercise the Lifetime Income Plus Benefit and Lifetime Plus Payments begin (the Benefit Date), the benefit base is equal to the greatest of:

o the Contract Value,
o the Quarterly Anniversary Value, or
o the 5% Annual Increase.

NOTE: The higher the benefit base, the higher the Lifetime Plus Payment you will receive under the Lifetime Income Plus Benefit.

Once we establish your Lifetime Plus Payment, we will no longer calculate the Quarterly Anniversary Value, the 5% Annual Increase or the 5% Annual Increase Cap and they will all cease to exist. Beginning on the Benefit Date, your Lifetime Plus Payment will only increase through the automatic annual payment increase feature (which is only available before the older Covered Person's 91st birthday).

NOTE: WE NO LONGER CALCULATE THE QUARTERLY ANNIVERSARY VALUE, THE 5% ANNUAL INCREASE OR THE 5% ANNUAL INCREASE CAP BEGINNING ON THE OLDER COVERED PERSON'S 91ST BIRTHDAY. If you have not exercised the Lifetime Income Plus Benefit as of the older Covered Person's 91st birthday, the Quarterly Anniversary Value, the 5% Annual Increase and the 5% Annual Increase Cap will cease to exist and the Lifetime Income Plus Benefit will no longer be available to you.

NOTE FOR BONUS CONTRACTS: BONUS AMOUNTS ARE NOT INCLUDED IN THE PORTIONS OF THE QUARTERLY ANNIVERSARY VALUE, 5% ANNUAL INCREASE AND 5% ANNUAL INCREASE CAP THAT ARE BASED ON CONTRACT VALUE UNTIL THEY ARE VESTED. YOU WILL NOT RECEIVE THE BENEFIT OF THE BONUS IN THE PORTIONS OF THE QUARTERLY ANNIVERSARY VALUE, 5% ANNUAL INCREASE AND 5% ANNUAL INCREASE CAP THAT ARE BASED ON PURCHASE PAYMENTS.

THE QUARTERLY ANNIVERSARY VALUE
If you elect the Lifetime Income Plus Benefit at issue, the Quarterly Anniversary Value is the greater of the Purchase Payments received on the Issue Date, or the highest Contract Value on any Quarterly Anniversary. If you elect the Lifetime Income Plus Benefit after issue, the Quarterly Anniversary Value is the highest Contract Value on the rider effective date or on any subsequent Quarterly Anniversary. We adjust the Quarterly Anniversary Value for subsequent additional Purchase Payments, partial withdrawals and Partial Annuitizations. For more details and examples of how we calculate the Quarterly Anniversary Value, please see Appendix B.

THE 5% ANNUAL INCREASE AND THE 5% ANNUAL INCREASE CAP
Under the 5% Annual Increase we guarantee* that, IF YOU ELECT THE LIFETIME INCOME PLUS BENEFIT AT ISSUE AND ALL PURCHASE PAYMENTS ARE RECEIVED WITHIN 90 DAYS OF THE ISSUE DATE, then:
o before the tenth Contract Anniversary, the benefit base will at least equal total Purchase Payments, compounded by 5% on each Contract Anniversary; and

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

o on and after the tenth Contract Anniversary, the benefit base will at least equal the 5% Annual Increase Cap, which is twice the total Purchase Payments.

* Assumes you take no withdrawals or Partial Annuitizations.

Under the 5% Annual Increase we guarantee* that, IF YOU ELECT THE LIFETIME INCOME PLUS BENEFIT AFTER THE ISSUE DATE, OR IF YOU RESET THE 5% ANNUAL INCREASE (SEE THE DISCUSSION LATER IN THIS SECTION), AND YOU MAKE NO ADDITIONAL PURCHASE PAYMENTS AFTER THE RIDER EFFECTIVE DATE OR RESET ANNIVERSARY, then:
o before the tenth Contract Anniversary following the rider effective date or reset anniversary, the benefit base will at least equal the Contract Value as of the rider effective date or reset anniversary, compounded by 5% on each subsequent Contract Anniversary; and
o on and after the tenth Contract Anniversary following the rider effective date or reset anniversary, the benefit base will at least equal the 5% Annual Increase Cap, which is twice the Contract Value as of the rider effective date or reset anniversary.
* Assumes you take no withdrawals or Partial Annuitizations.

IF ANY PURCHASE PAYMENTS ARE RECEIVED MORE THAN 90 DAYS AFTER THE ISSUE DATE -- OR, IF APPLICABLE, IF THEY ARE RECEIVED AT ANY TIME AFTER THE RIDER EFFECTIVE DATE OR RESET ANNIVERSARY -- then we will add these payments to the 5% Annual Increase and 5% Annual Increase Cap as follows.
o Under the 5% Annual Increase we will add the Purchase Payment to the 5% Annual Increase on the Business Day we receive it, but we will not apply the 5% compounding to the Purchase Payment until we have had it for at least one Contract Year. However, on the second Contract Anniversary after we receive a Purchase Payment we will apply 5% compounding to the payment for both the current Contract Anniversary and the previous Contract Anniversary.
o Under the 5% Annual Increase Cap we will add the Purchase Payment to the 5% Annual Increase Cap on the Business Day we receive it, but we will not double the Purchase Payment until the tenth Contract Anniversary that occurs after we received it.

We adjust the 5% Annual Increase and the 5% Annual Increase Cap for partial withdrawals and Partial Annuitizations. The 5% Annual Increase will never exceed the 5% Annual Increase Cap.

AN ADDITIONAL PURCHASE PAYMENT DOES NOT BECOME DOUBLED AS GUARANTEED BY THE 5% ANNUAL INCREASE CAP UNTIL IT IS AT LEAST TEN YEARS OLD. THEREFORE, IF YOU MAKE A LARGE ADDITIONAL PURCHASE PAYMENT, YOU SHOULD CONSIDER WHETHER THIS TEN-YEAR WAIT IS APPROPRIATE FOR YOU. YOU MAY BE ABLE TO INCLUDE THE PURCHASE PAYMENT IN THE 5% COMPOUNDING PROVIDED BY THE 5% ANNUAL INCREASE, HOWEVER, BY RESETTING THE 5% ANNUAL INCREASE. ALTERNATIVELY, YOU MAY PURCHASE A NEW CONTRACT WITH THE ADDITIONAL PURCHASE PAYMENT.

For more details and examples of how we calculate the 5% Annual Increase and the 5% Annual Increase Cap, please see Appendix C.

RESETTING THE 5% ANNUAL INCREASE
Before the older Covered Person's 81st birthday and before you exercise the Lifetime Income Plus Benefit, you can request to have us reset the 5% Annual Increase to equal the Contract Value. You can request a reset within 30 days following a Contract Anniversary by completing the appropriate form. We will process your reset request as of the immediately preceding Contract Anniversary* (the reset anniversary) once your request is received in good order at our Service Center. When we process your reset request, we will change the 5% Annual Increase to equal the Contract Value as of the reset anniversary and we will increase the 5% Annual Increase Cap to equal twice the Contract Value as of the reset anniversary. IF YOU RESET THE 5% ANNUAL INCREASE WHEN THE CONTRACT VALUE IS LESS THAN THE 5% ANNUAL INCREASE, YOU WILL IMMEDIATELY INCREASE THE 5% ANNUAL INCREASE CAP BUT YOU WILL ALSO IMMEDIATELY REDUCE THE 5% ANNUAL INCREASE. YOU MAY NOT RECEIVE A BENEFIT FROM TAKING A RESET IN THIS SITUATION UNTIL TEN YEARS AFTER THE RESET BECAUSE THE 5% ANNUAL INCREASE WILL NOT EQUAL THE 5% ANNUAL INCREASE CAP UNTIL THE TENTH CONTRACT ANNIVERSARY AFTER THE RESET.

IF YOU RESET THE 5% ANNUAL INCREASE, THEN, WE WILL CHANGE THE M&E CHARGE FOR THE LIFETIME INCOME PLUS BENEFIT AND PAYMENT TYPE (SINGLE LIFE OR JOINT LIFE) TO EQUAL THE M&E CHARGE THAT IS IN EFFECT FOR A NEWLY ISSUED CONTRACT AS OF THE RESET ANNIVERSARY IF THIS AMOUNT DIFFERS FROM THE CURRENT M&E CHARGE ON YOUR CONTRACT. We will change the M&E charge on the 31st day following the reset anniversary, or the next Business Day if the 31st day is not a Business Day. We guarantee that the new additional M&E charge for the Lifetime Income Plus Benefit will not be more than the maximum additional M&E charge for Contracts with the Lifetime Income Plus Benefit and payment type (single life or joint life) that is set forth in the Fee Tables. If we change the additional M&E charge we will adjust the number of Accumulation Units so that the Contract Value on the reset anniversary will remain the same. Because the performance of the Investment Options causes the Accumulation Unit values to fluctuate, the adjustment to the number of Accumulation Units may be positive or negative.

* Or on the next Business Day if the Contract Anniversary is not a Business Day.

NOTE: You cannot request a reset:
o    on or after the older Covered Person's 81st birthday,
o    on or after you exercise the Lifetime Income Plus Benefit,

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

o    on or after the Income Date that you take a Full Annuitization, or
o if the 5% Annual Increase Cap is more than twice the Contract Value on the reset anniversary.

AUTOMATIC ANNUAL PAYMENT INCREASES TO THE LIFETIME PLUS PAYMENTS
On each Benefit Anniversary after you exercise the Lifetime Income Plus Benefit and before the older Covered Person's 91st birthday, we will increase your Lifetime Plus Payment if there is any gain in the Contract Value since the previous Benefit Anniversary. You will automatically receive an annual payment increase to your Lifetime Plus Payment if the Contract Value on the current Benefit Anniversary is greater than the Contract Value from one year ago on the previous Benefit Anniversary (or Benefit Date in the case of the first Benefit Anniversary). If the Contract Value increases, we calculate the percentage growth between these two Contract Values and apply this percentage growth to the Lifetime Plus Payment. For example, if your Contract Value increases 5%, your annual Lifetime Plus Payment will increase 5%.

You may also receive an annual payment increase if the Covered Person (or younger Covered Person in the case of joint Lifetime Plus Payments) has crossed an age band on a Benefit Anniversary and the new Lifetime Plus Payment percentage applied to the Contract Value as of the Benefit Anniversary results in a higher Lifetime Plus Payment. In this case, we will increase your Lifetime Plus Payment to this new value as of the Benefit Anniversary you crossed an age band.

AUTOMATIC ANNUAL PAYMENT INCREASES TO THE LIFETIME PLUS PAYMENTS ARE NO LONGER AVAILABLE AFTER THE OLDER COVERED PERSONS 91ST BIRTHDAY OR AFTER YOU FULLY DEPLETE YOUR CONTRACT VALUE.

IF WE APPLY AN ANNUAL PAYMENT INCREASE TO YOUR LIFETIME PLUS PAYMENT, WE RESERVE THE RIGHT TO CHANGE THE M&E CHARGE FOR THE LIFETIME INCOME PLUS BENEFIT ON EVERY FIFTH BENEFIT ANNIVERSARY AFTER YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT. We can only make this change 60 days after any fifth Benefit Anniversary (for example, on the fifth, tenth and fifteenth Benefit Anniversaries) if you received an annual payment increase on the current Benefit Anniversary or any of the previous four Benefit Anniversaries. If you have not received an increase to your Lifetime Plus Payment on any of these five Benefit Anniversaries, we will not change the M&E charge for the Lifetime Income Plus Benefit. If you have received an increase to your Lifetime Plus Payment on any of these five Benefit Anniversaries, we will change the M&E charge for the Lifetime Income Plus Benefit and payment type (single life or joint life) to the M&E charge that is in effect for a newly issued Contract as of the current fifth Benefit Anniversary ONLY IF THIS AMOUNT DIFFERS FROM THE CURRENT M&E CHARGE ON YOUR CONTRACT.

We will make any change as of the 60th day after the current fifth Benefit Anniversary, or on the next Business Day if the 60th day is not a Business Day. Because we change the M&E charge, we will adjust the number of Accumulation Units so that the Contract Value on the rider effective date will remain the same. Because the performance of the Investment Options causes the Accumulation Unit values to fluctuate, the adjustment to the number of Accumulation Units may be positive or negative.

If this change reduces the M&E charge for the Lifetime Income Plus Benefit, then we will make the change and send you a confirmation letter.

IF THIS CHANGE INCREASES THE M&E CHARGE FOR THE LIFETIME INCOME PLUS BENEFIT, HOWEVER, THEN WE WILL SEND YOU WRITTEN NOTICE OF THE INTENDED INCREASE AND PROVIDE YOU AT LEAST A 30-DAY NOTICE PERIOD TO DECLINE THE INCREASE. If you decline the increase to the additional M&E charge, you will no longer be eligible to receive future annual payment increases to your Lifetime Plus Payments. Also, your annual Lifetime Plus Payment amount will be equal to the annual amount that we established on the current fifth Benefit Anniversary, and it will remain fixed at this level until the Lifetime Income Plus Benefit terminates, unless you take an Excess Withdrawal. IF YOU DO NOT NOTIFY US OF YOUR INTENTION TO DECLINE THE INCREASE TO THE ADDITIONAL M&E CHARGE FOR THE LIFETIME INCOME PLUS BENEFIT DURING THE 30-DAY NOTICE PERIOD, WE WILL ASSUME THAT YOU HAVE ACCEPTED THE INCREASE AND WE WILL MAKE THE CHANGE. We guarantee that, if we increase the additional M&E charge for the Lifetime Income Plus Benefit, it will not exceed the maximum additional M&E charge for Contracts with the Lifetime Income Plus Benefit and payment type (single life or joint life) that is set forth in the Fee Tables. If you accept an increase to the additional M&E charge of the Lifetime Income Plus Benefit you continue to be eligible to receive future annual payment increases.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

EXAMPLE OF THE ANNUAL PAYMENT INCREASE

o You elect single Lifetime Plus Payments under the Lifetime Income Plus Benefit when you are age 57. You are the only Owner and are also the Covered Person. Your initial Lifetime Plus Payment percentage is 4% and your benefit base is $105,000. You elect annual Lifetime Plus Payments.

                                                                    ANNUAL LIFETIME PLUS      ANNUAL PAYMENT
                                          AGE      CONTRACT VALUE          PAYMENT              PERCENTAGE
     Benefit Date                        57          $100,000             $4,200                   4%
     First Benefit Anniversary           58          $102,000             $4,284                   4%
     Second Benefit Anniversary          59           $98,000             $4,284                   4%
     Third Benefit Anniversary           60          $100,000             $5,000                   5%

o On the first Benefit Anniversary the current Contract Value is greater than the Contract Value on the Benefit Date. The percentage of the increase is ($102,000 - $100,000) / $100,000 = 2%. We then apply a 2% annual payment increase to the Lifetime Plus Payment ($4,200 x 1.02 = $4,284).

o On the second Benefit Anniversary the current Contract Value is less than the Contract Value on the first Benefit Anniversary so there is no annual payment increase due to an increase in the Contract Value. On the second Benefit Anniversary you are age 59 and there is also no annual payment increase as a result of your crossing an age band.
o On the third Benefit Anniversary the current Contract Value is greater than the Contract Value on the second Benefit Anniversary. The percentage of the increase is ($100,000 - $98,000) / $98,000 = 2%. We then apply a 2% annual payment increase to the Lifetime Plus Payment ($4,284 x 1.02 = $4,371). However, on this Benefit Anniversary you have also crossed an age band and your Lifetime Plus Payment percentage has increased to 5%. We then compare the payment based on the new Lifetime Plus Payment percentage and current Contract Value ($100,000 x 0.05 = $5,000) to the current payment (which has been increased to $4,371 as a result of the growth in Contract Value during the past year). Because the Lifetime Plus Payment based on the new percentage and current Contract Value is greater than the payment based on the growth in Contract Value, we will increase the payment to $5,000.

EXAMPLE OF THE EFFECT OF AN EXCESS WITHDRAWAL ON THE LIFETIME PLUS PAYMENT

o Continuing the example above, assume that during the fourth Benefit Year you take an Excess Withdrawal of $8,820 at a time when the Contract Value is $98,000.

                                                                ANNUAL LIFETIME PLUS      ANNUAL PAYMENT
                                              CONTRACT VALUE          PAYMENT               PERCENTAGE
     Third Benefit Anniversary                  $100,000              $5,000                   5%
     Immediately After Withdrawal                $89,180              $4,550
     Fourth Benefit Anniversary                  $99,000              $4,550                   5%

o As a percentage of Contract Value, the Excess Withdrawal represents 9.0% of Contract Value ($8,820 / $98,000 = 9.0%). Immediately after the Excess Withdrawal, we reduce the Contract Value by the amount of the Excess Withdrawal ($98,000 - $8,820 = $89,180) and we reduce the Annual Lifetime Plus Payment by the percentage of Contract Value withdrawn ($5,000 - (9.0% x $5,000) = $4,550).

o On the fourth Benefit Anniversary the current Contract Value is less than the Contract Value on the third Benefit Anniversary and there is no annual payment increase as a result of growth in the Contract Value. On the fourth Benefit Anniversary you are age 62 and there is also no annual payment increase as a result of your crossing an age band.

INVESTMENT OPTION ALLOCATION, TRANSFER AND WITHDRAWAL RESTRICTIONS
THESE RESTRICTIONS WILL APPLY ONLY TO CONTRACTS WITH THE LIFETIME INCOME PLUS BENEFIT. BY ELECTING THE LIFETIME INCOME PLUS BENEFIT, YOU ARE CONSENTING TO HAVE US REALLOCATE YOUR CONTRACT VALUE IN ACCORDANCE WITH THE PROCEDURES DESCRIBED HERE AND IN YOUR CONTRACT.

Under Contracts with the Lifetime Income Plus Benefit, we will restrict your selection of certain Investment Options and the percentage of Contract Value that you can have in certain Investment Options as follows.

o YOU CANNOT HAVE MORE THAN 15% OF YOUR TOTAL CONTRACT VALUE IN THE GROUP A INVESTMENT OPTIONS.
o YOU CANNOT HAVE MORE THAN 70% OF YOUR TOTAL CONTRACT VALUE IN BOTH GROUP A AND GROUP B INVESTMENT OPTIONS.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

o THERE ARE NO LIMITS ON THE AMOUNT OF CONTRACT VALUE THAT YOU CAN HAVE IN THE GROUP C INVESTMENT OPTIONS.

GROUP A INVESTMENT OPTIONS:
    [TO BE ADDED UPON AMENDMENT]

GROUP B INVESTMENT OPTIONS:
    [TO BE ADDED UPON AMENDMENT]

GROUP C INVESTMENT OPTIONS:
    [TO BE ADDED UPON AMENDMENT]

We will only allow you to make allocations, transfers and withdrawals to and from Group A and Group B Investment Options as long as you do not exceed these limitations. In addition, on each Quarterly Anniversary we will automatically readjust your balance in the Investment Options to return you to your selected Investment Option allocation mix. These Investment Option allocation, transfer and withdrawal restrictions will terminate when the Lifetime Income Plus Benefit terminates.

We will not recategorize the Investment Options currently available under the Contract, but we may add or remove Investment Options from your Contract in the future. If we do, we will provide written notice regarding additions or deletions to the Investment Option groups.

TAXATION OF LIFETIME PLUS PAYMENTS
Lifetime Plus Payments that you receive before your Contract Value is fully depleted will be treated as withdrawals for tax purposes. This means that for Non-Qualified Contracts, Contract gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. While tax law is not entirely clear as to the proper tax treatment, we intend to treat Lifetime Plus Payments that you receive on or after your Contract Value has been fully depleted as Annuity Payments under a Full Annuitization. For Qualified Contracts, the entire Lifetime Plus Payment will most likely be subject to ordinary income tax. In addition, Lifetime Plus Payments may be subject to premium taxes and if any Owner is younger than age 59 1/2, any Contract earnings in the Lifetime Plus Payments we make may also be subject to a 10% federal penalty tax. Lifetime Plus Payments are not subject to a withdrawal charge.

TERMINATION OF THE LIFETIME INCOME PLUS BENEFIT
BEFORE YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT, IT WILL TERMINATE UPON THE EARLIEST OF THE FOLLOWING.
o The Business Day we process your request to remove the Lifetime Income Plus Benefit from the Contract (the rider termination date).
o    The death of all Covered Persons.
o    The older Covered Person's 91st birthday.
o    The Business Day before the Income Date that you take a Full Annuitization.
o    Contract termination.

ON AND AFTER THE BENEFIT DATE THAT YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT, IT WILL TERMINATE UPON THE EARLIEST OF THE FOLLOWING.

o The Business Day you take an Excess Withdrawal of the entire Contract Value. (If you take an Excess Withdrawal that reduces Lifetime Plus Payments to a level where we are unable to structure the Lifetime Plus Payment so that it is at least $100, you must take an Excess Withdrawal of the entire Contract Value.)
o    The Business Day before the Income Date that you take a Full Annuitization.
o For single Lifetime Plus Payments when the Contract is solely owned or owned by a non-individual, the death of the Covered Person.
o For single Lifetime Plus Payments when the Contract is jointly owned and the Joint Owners are not spouses, the death of any Joint Owner.
o For single Lifetime Plus Payments when the Contract is jointly owned by spouses, the death of any Joint Owner unless the surviving spouse is the Covered Person and elects to continue the Contract. If the surviving spouse who is also the Covered Person continues the Contract, the Lifetime Income Plus Benefit will terminate with the death of the Covered Person.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

o For joint Lifetime Plus Payments, the deaths of both Covered Persons. However, if an Owner (or Annuitant, if the Contract is owned by a non-individual) dies and the surviving spouse elects to receive the death benefit, Lifetime Plus Payments will stop and the Lifetime Income Plus Benefit will terminate.

12.  OTHER OPTIONAL BENEFITS

ENHANCED DEATH BENEFIT
The Enhanced Death Benefit is designed for Owners who want the ability to lock in market gains to provide an increased death benefit for Beneficiaries. It provides a death benefit during the Accumulation Phase based on the greater of the Purchase Payments received on the Issue Date, or the highest Contract Value that occurred on any Quarterly Anniversary before age 91, adjusted for subsequent additional Purchase Payments, partial withdrawals and Partial Annuitizations. The Enhanced Death Benefit is only available at issue and it carries an additional M&E charge.

THE DEATH BENEFIT PROVIDED BY THE ENHANCED DEATH BENEFIT WILL NEVER BE LESS THAN THE TRADITIONAL DEATH BENEFIT THAT IS AVAILABLE UNDER THE BASE CONTRACT, BUT THEY MAY BE EQUAL. ONCE YOU SELECT THE ENHANCED DEATH BENEFIT YOU CANNOT CANCEL IT. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY OF THE ENHANCED DEATH BENEFIT AND BE SURE TO DISCUSS WHETHER THIS FEATURE IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE ENHANCED DEATH BENEFIT.

Under the Enhanced Death Benefit the amount of the death benefit will be the greater of 1 or 2, less any deduction we make to reimburse ourselves for premium tax.
1. The Contract Value, determined as of the end of the Business Day during which both due proof of death* and an election of the death benefit payment option have been received in good order at our Service Center.
2. The Enhanced Death Benefit value, which is the Quarterly Anniversary Value. We determine the Quarterly Anniversary Value as of the end of the Business Day during which both due proof of death* and an election of the death benefit payment option have been received in good order at our Service Center. For more details and examples of how we calculate the Quarterly Anniversary Value, please see Appendix B.

* Please see section 10, Death Benefit for details on what we consider to be due proof of death.

NOTE FOR BONUS CONTRACTS: BONUS AMOUNTS ARE INCLUDED IN THE CALCULATION OF THE PORTION OF THE DEATH BENEFIT THAT IS BASED ON CONTRACT VALUE, BUT ONLY AS THE BONUS BECOMES VESTED. WE DO NOT INCLUDE THE BONUS IN THE PORTION OF THE DEATH BENEFIT THAT IS BASED ON PURCHASE PAYMENTS.

NOTE FOR CONTRACTS WITH THE LIFETIME INCOME PLUS BENEFIT: If you exercise the Lifetime Income Plus Benefit, then on and after the Benefit Date:
o the Enhanced Death Benefit value will stop increasing and each Lifetime Plus Payment and any Excess Withdrawal will reduce the Enhanced Death Benefit value proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge);
o the death benefit that is equal to your Contract Value will continue to fluctuate with market performance but it will decrease on a dollar for dollar basis with each Lifetime Plus Payment we make and any Excess Withdrawal you take; and
o the additional M&E charge associated with the Enhanced Death Benefit will continue as long as the Enhanced Death Benefit value is greater than zero.

THE ENHANCED DEATH BENEFIT WILL TERMINATE UPON THE EARLIEST THE FOLLOWING.
o    The Business Day before the Income Date that you take a Full Annuitization.
o The Business Day that the Enhanced Death Benefit value and Contract Value are both zero.
o    Contract termination.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

BONUS OPTION
The Bonus Option is designed for Owners who believe that the return on the investment of the Bonus in the Investment Options will at least offset the additional costs associated with the Bonus Option. This option provides a 6% Bonus on each Purchase Payment we receive before the older Owner's 91st birthday*. The Bonus Option is only available at issue and it carries an additional M&E charge and a higher and longer withdrawal charge schedule. ONCE YOU SELECT THE BONUS YOU CANNOT CANCEL IT. The Bonus Option is not available with the Short Withdrawal Charge Option.

* If the Contract is owned by a non-individual (for example, a qualified plan or trust), we will use the age of the Annuitant.

THE BONUS MAY BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THE BONUS OPTION. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY OF THE BONUS AND BE SURE TO DISCUSS WHETHER THIS FEATURE IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE BONUS OPTION.

The IRS has not reviewed the Contract for qualification as an IRA and has not issued a ruling as to whether a bonus feature with a vesting schedule comports with IRA requirements. Consult your tax adviser before purchasing a Contract with a Bonus Option.


We will credit the Bonus to your Contract subject to the following terms.
1) Bonus amounts are available for withdrawal, annuitization or payment of a death benefit only when such amounts become vested. Bonus amounts are included in the calculation of the portion of any guaranteed benefits that is based on Contract Value, but only as the Bonus becomes vested. We do not include the Bonus in the portion of any guaranteed benefits that is based on Purchase Payments, such as the 5% Annual Increase and 5% Annual Increase Cap under the Lifetime Income Plus Benefit or the portion of the Traditional Death Benefit that is based on total Purchase Payments. The vesting schedule is as follows.

                                   NUMBER OF COMPLETE
                              YEARS SINCE WE RECEIVED YOUR        VESTING
                                    PURCHASE PAYMENT            PERCENTAGE
                                           0                        0%
                                           1                       35%
                                           2                       70%
                                           3+                     100%

2) All Bonus amounts and any gains or losses attributable to such amounts are treated as earnings under the Contract and are treated as such for purposes of the withdrawal charge as well as for tax purposes.
3) All gains and losses attributable to the Bonus are part of your Contract Value and are always 100% vested.
4) If the Contract is owned by a non-individual, then the age of the Annuitant will be used to determine whether a bonus applies.

We pay all Bonus amounts from the general account assets of Allianz Life.

We deduct contract charges from the Bonus Value of your Contract, which is the total Contract Value and any unvested Bonus amounts. If you cancel your Contract during the free look/right to examine period, or if you take a withdrawal, take a Full Annuitization, or when a death benefit is payable in the first three years from any Purchase Payment receipt date, you will forfeit all or some of your Bonus. Since charges will have been assessed against the Bonus Value of your Contract, it is possible that upon withdrawal, particularly in a declining market, you will receive less money back than you would have if you had not received the Bonus or had not selected the Bonus Option. We expect to profit from certain charges assessed under the Contract (for example, the withdrawal charge and the M&E charge) associated with the Bonus Option.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

SHORT WITHDRAWAL CHARGE OPTION
The Short Withdrawal Charge Option is designed for Owners who are concerned with short-term liquidity. This option shortens the withdrawal charge period for your Contract from seven years to four years (for more information, see section 6, Expenses - Withdrawal Charge). The Short Withdrawal Charge Option is only available at issue, it only applies during the Accumulation Phase of the Contract and it carries an additional M&E charge. ONCE YOU SELECT THE SHORT WITHDRAWAL CHARGE OPTION, YOU CANNOT CANCEL IT. THE SHORT WITHDRAWAL CHARGE OPTION IS NOT AVAILABLE WITH THE BONUS OPTION.

BECAUSE THE SHORT WITHDRAWAL CHARGE OPTION CARRIES AN ADDITIONAL CHARGE, IT MAY NOT BE APPROPRIATE IF YOU DO NOT INTEND TO TAKE A WITHDRAWAL DURING THE FIRST FOUR YEARS AFTER YOU MAKE A PAYMENT. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY OF THE SHORT WITHDRAWAL CHARGE OPTION AND BE SURE TO DISCUSS WHETHER THIS FEATURE IS APPROPRIATE FOR YOUR SITUATION. PLEASE REFER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE SHORT WITHDRAWAL CHARGE OPTION.


13.  OTHER INFORMATION

ALLIANZ LIFE
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We offer fixed and variable annuities, individual and group life insurance, long-term care insurance and health insurance products. We are licensed to do direct business in 49 states and the District of Columbia. We are a subsidiary of Allianz SE, a provider of integrated financial services.

THE SEPARATE ACCOUNT
We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the Separate Account are not generalized obligations of Allianz Life. However, we are obligated to pay all benefits under the Contracts.

DISTRIBUTION
Allianz Life Financial Services, LLC (Allianz Life Financial), previously USAllianz Investor Services, LLC, a wholly-owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. Allianz Life Financial, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. Allianz Life Financial is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the NASD, Inc. Allianz Life Financial is not a member of Securities Investors Protection Corporation. More information about Allianz Life Financial is available at http://www.nasd.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD, Inc. describing its Public Disclosure Program.

We have entered into a distribution agreement with our affiliate Allianz Life Financial for the distribution and sale of the Contracts. Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other third-party broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. One of these selling firms, Questar Capital Corporation, is our affiliate. We pay sales commissions to the selling firms and their registered representatives. Investment Options that assess Rule 12b-1 fees make payments of the fees to Allianz Life Financial as consideration for providing certain services and

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]
incurring certain expenses permitted under the Investment Option's plan. These payments typically equal 0.25% of an Investment Option's average daily net assets for the most recent calendar year. The investment adviser and/or subadviser (and/or their affiliates) of an Investment Option may from time to time make payments for administrative services to Allianz Life Financial or its affiliates.

The maximum commission payable to the selling firms for Contract sales is expected not to exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments.

We may fund Allianz Life Financial's operating and other expenses, including: overhead; legal and accounting fees; registered representative training; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. Registered representatives and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Allianz Life Financial. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items. Registered representatives and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

We and/or Allianz Life Financial may pay certain selling firms additional marketing support allowances for:

o    marketing services and increased access to registered representatives;
o    sales promotions relating to the Contracts;
o costs associated with sales conferences and educational seminars for their registered representatives;
o    the cost of client meetings and presentations; and
o    other sales expenses incurred by them.

We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment. However, we do consider a number of specific factors in determining marketing support payments, which may include a review of the following:
o the level of existing sales and assets held in contracts issued by us that are sold through the broker/dealer firm and the potential for new or additional sales;
o the organizational "fit" between the broker/dealer firm and the type of wholesaling and marketing force we operate;
o whether the broker/dealer firm's operational, IT, and support services structure and requirements are compatible with our method of operation;
o whether the broker/dealer firm's product mix is oriented toward our core markets;
o whether the broker/dealer firm has a structure facilitating a marketing support arrangement, such as frequent registered representative meetings and training sessions;
o the potential return on investment of investing in a particular firm's system;
o our potential ability to obtain a significant level of the market share in the broker/dealer firm's distribution channel;
o    the broker/dealer firm's registered representative and customer profiles;
     and
o the prominence and reputation of the broker/dealer firm in its marketing channel.

We may also make payments for marketing and wholesaling support to broker/dealer affiliates of Investment Options that are available through the variable annuities we offer. Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.

We and/or Allianz Life Financial may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

We intend to recover commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS
We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

ADMINISTRATION/ALLIANZ SERVICE CENTER
Delaware Valley Financial Services, LLC (DVFS or the Allianz Service Center) performs certain administrative services regarding the Contracts. DVFS is a wholly owned subsidiary of Allianz Life and is located at 300 Berwyn Park, Berwyn, Pennsylvania. The administrative services performed by our Service Center include:

o    issuance and maintenance of the Contracts,
o    maintenance of Owner records,
o processing and mailing of account statements and other mailings to Owners, and
o    routine customer service including:
     -    responding to Owner correspondence and inquiries,
     -    processing of Contract changes,
     -    processing withdrawal requests (both partial and total), and
     -    processing annuitization requests.

Historically, we have compensated DVFS based on a specified fee per transaction and an additional negotiated fee for enhancements to computer systems used to process our business. Currently, we are on a cost basis. For the past three calendar years, Allianz Life Financial has paid DVFS $71,043,174 for performing administrative services regarding the Contracts.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

LEGAL PROCEEDINGS
We and our subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or Allianz Life Financial is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or Allianz Life Financial's ability to perform its obligations.

FINANCIAL STATEMENTS
The consolidated financial statements of Allianz Life and the financial statements of the Separate Account have been included in the Statement of Additional Information.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

14.  GLOSSARY

This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms that are defined below and are capitalized in the prospectus.

5% ANNUAL INCREASE - a calculation used in determining the benefit base under the optional Lifetime Income Plus Benefit.

5% ANNUAL INCREASE CAP - a calculation used in determining the maximum amount that we will increase the benefit base under the Lifetime Income Plus Benefit.

ACCUMULATION PHASE - the period of time before you apply the entire Contract Value to Annuity Payments. Subject to certain restrictions, you can make additional Purchase Payments during this time. The Accumulation Phase may occur at the same time as the Annuity Phase if you take Partial Annuitizations.

ACCUMULATION UNIT - the units into which we convert amounts invested in the subaccounts that invest in the Investment Options during the Accumulation Phase.

ANNUITANT - the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase if they take a Full Annuitization.

ANNUITY OPTIONS - the income options available to you under the Contract.

ANNUITY PAYMENTS - payments made by us to the Payee pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed, or a combination of both variable and fixed.

ANNUITY PHASE - the phase the Contract is in once Annuity Payments begin. This may occur at the same time as the Accumulation Phase if you take a Partial Annuitization.

ANNUITY UNIT - the units into which we convert amounts invested in the subaccounts that invest in the Investment Options during the Annuity Phase.

BASE CONTRACT - the Contract corresponding to this prospectus that does not include any optional benefits.

BENEFICIARY - unless otherwise required by the Contract, the person(s) or entity the Owner designates to receive any death benefit.

BENEFIT ANNIVERSARY - a 12-month anniversary of the date you exercised the Lifetime Income Plus Benefit (Benefit Date).

BENEFIT DATE - the date you exercise the Lifetime Income Plus Benefit and Lifetime Plus Payments begin. It is also the date we establish the initial Lifetime Plus Payment. This date must be the 1st or 15th of a calendar month.

BENEFIT YEAR - any period of 12 months commencing with the Benefit Date and each Benefit Anniversary thereafter.

BONUS OPTION - an optional feature that may be available under this Contract for selection at issue. If you select the Bonus Option, you will receive a 6% Bonus on Purchase Payments we receive before the older Owner's 91st birthday. The Bonus is subject to a three-year vesting schedule, it carries an additional M&E Charge and a higher and longer withdrawal charge schedule. The Bonus amounts are included in the calculation of the portions of any guaranteed benefits that is based on Contract Value, but only as the Bonus becomes vested. We do not include the Bonus in the portion of any guaranteed benefits that is based on Purchase Payments.

BONUS VALUE - this is the total value of a Contract that includes the Bonus. On any Business Day it is the equal to the sum of the values of your Investment Options including unvested Bonus amounts, i.e., the total Contract Value and any unvested Bonus amounts.

BUSINESS DAY - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

CONTRACT - the deferred annuity contract corresponding to this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

CONTRACT ANNIVERSARY - a 12-month anniversary of the Issue Date of your Contract.

CONTRACT VALUE - on any Business Day it is equal to the sum of the values in your selected Investment Options. It does not include amounts applied to Annuity Payments. If you have a Bonus Contract, Contract Value will only include any vested Bonus amounts; it will not include any unvested Bonus amounts.

CONTRACT YEAR - any period of 12 months commencing on the Issue Date and on each Contract Anniversary thereafter.

COVERED PERSON(S) - the person(s) upon whose age and lifetime(s) we base Lifetime Plus Payments under the Lifetime Income Plus Benefit.

ENHANCED DEATH BENEFIT OPTION - an optional feature that may be available under this Contract for selection at issue. The Enhanced Death Benefit is intended to provide an increased death benefit and it carries an additional M&E Charge.

EXCESS WITHDRAWAL - for Contracts with the Lifetime Income Plus Benefit, this is an additional withdrawal you take while you are receiving Lifetime Plus Payments. An Excess Withdrawal is subject to a withdrawal charge and will reduce the Contract Value, future Lifetime Plus Payments, and the Traditional Death Benefit value (or the Enhanced Death Benefit value, if applicable). NOTE:
Amounts paid as part of a required minimum distribution are not treated as an Excess Withdrawal and are never subject to a withdrawal charge.

FULL ANNUITIZATION - this occurs once you apply the entire Contract Value to Annuity Payments. Once you take a Full Annuitization, you cannot take any additional Partial Annuitizations. If you take a Full Annuitization, the Accumulation Phase of the Contract will end.

INCOME DATE - the date we begin making Annuity Payments to the Payee from the Contract. This date must be the first day of a calendar month. Because the Contract allows for Partial Annuitizations, there may be multiple Income Dates.

INVESTMENT OPTIONS - the variable Investment Options available under the Separate Account. You may invest in up to 15 of the Investment Options at any one time.

ISSUE DATE - the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

JOINT OWNERS - a Non-Qualified Contract can be owned by up to two Owners. We do not allow Joint Owners to take Partial Annuitizations.

LIFETIME INCOME PLUS BENEFIT - an optional feature that may be available under this Contract for selection at issue. The Lifetime Income Plus Benefit is intended to provide a payment stream in the form of partial withdrawals for life, and carries an additional M&E charge.

LIFETIME PLUS PAYMENT - the payment we make to you under the Lifetime Income Plus Benefit. Lifetime Plus Payments are based on the benefit base and the age(s) and lifetime(s) of the Covered Person(s).

NON-QUALIFIED CONTRACT - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

OWNER - "you," "your" and "yours." The person or entity (or persons or entities if there are Joint Owners) named in the Contract who may exercise all rights granted by the Contract. The Owner is designated at Contract issue.

PARTIAL ANNUITIZATION - this occurs when you apply only part of the Contract Value to Annuity Payments. If you take a Partial Annuitization, the Accumulation Phase and Annuity Phase of the Contract may occur at the same time. You can take one Partial Annuitization every 12 months. The maximum number of annuitizations we allow at any one time is five. If you take a Partial Annuitization, there can be only one Owner, the Owner must be the Annuitant, and we will not allow the Owner to designate a joint Annuitant. Partial Annuitizations are not available to Joint Owners.

PAYEE - the person or entity you designate (subject to our approval) to receive Annuity Payments during the Annuity Phase. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Owner.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

PURCHASE PAYMENT - the money you put in the Contract. If you have a Bonus Contract, references to Purchase Payments do not include any Bonus.

QUARTERLY ANNIVERSARY VALUE - a calculation used in determining the Enhanced Death Benefit and the benefit base under the Lifetime Income Plus Benefit.

QUARTERLY ANNIVERSARY - the day that occurs three, six, and nine calendar months after the Issue Date or any Contract Anniversary. Quarterly Anniversaries also include Contract Anniversaries. If the Quarterly Anniversary does not occur on a Business Day, we will consider it to occur on the next Business Day.

QUALIFIED CONTRACT - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code [(for example, 401(k) and H.R. 10 plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts)]. Currently, we may issue Qualified Contracts that may include, but are not limited to, Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA, 403(b) Contracts and Inherited IRAs.

SEPARATE ACCOUNT - Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

PLACENAMESERVICE PLACETYPECENTER - the PlaceNameplaceAllianz PlaceNameService PlaceTypeCenter. Our PlaceNameplaceService PlaceTypeCenter address and phone number are listed at the back of this prospectus.

SHORT WITHDRAWAL CHARGE OPTION- an optional feature that may be available under this Contract for selection at issue. The Short Withdrawal Charge Option shortens the withdrawal charge period on the Base Contract from seven years to four years and it carries an additional M&E Charge.

TRADITIONAL DEATH BENEFIT - the death benefit provided by the Base Contract.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

15.  TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

ALLIANZ LIFE..........................................2
EXPERTS...............................................2
LEGAL OPINIONS........................................2
DISTRIBUTOR...........................................2
REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE.....3
FEDERAL TAX STATUS....................................3
    General...........................................3
    Diversification...................................4
    Owner Control.....................................4
    Contracts Owned by Non-Individuals................5
    Income Tax Withholding............................5
    Required Distributions............................5
    Qualified Contracts...............................6
ANNUITY PROVISIONS....................................6
    Annuity Units/Calculating Annuity Payments........7
MORTALITY AND EXPENSE RISK GUARANTEE..................7
FINANCIAL STATEMENTS..................................7

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

16.  PRIVACY NOTICE

A NOTICE ABOUT YOUR NONPUBLIC FINANCIAL AND HEALTH INFORMATION (JANUARY 2006)

PRIVACY NOTICE REVISIONS:
Our privacy and security policies have not changed. However, changes have been made to our privacy notice to make the policies clear.

o The "We Collect Information About You" section now includes a reference to your agent.
o The "We May Disclose Information About You" section has been changed, so that you know when your information may be shared with affiliated or non-affiliated companies.
o We do not sell or disclose your information to anyone for marketing purposes. We have added a section stating this.
o The "Access and/or Correction of Your Information" section has been expanded.

WE CARE ABOUT YOUR PRIVACY!

This notice is required by federal and state privacy laws. It describes the privacy policy of Allianz and its family of companies listed below. Your privacy is a high priority for us. It will be treated with the highest degree of confidentiality. We need to collect certain information from you so that we can provide insurance products to you. We are committed to maintaining the privacy of this information in accordance with law. All persons with access to this information must follow this policy.

WE COLLECT INFORMATION ABOUT YOU. THIS INCLUDES:
o INFORMATION FROM YOU - from forms such as applications, claim forms, or other forms.
o INFORMATION ABOUT YOUR TRANSACTIONS WITH US - such as your account balances and payment history.
o INFORMATION FROM THIRD PARTIES - including your doctor(s) and insurance agent, as well as consumer reporting agencies.

WE MAY DISCLOSE INFORMATION ABOUT YOU:
We disclose information such as your name, address, and policy information:
o TO OUR SERVICE PROVIDERS. Information may be shared with persons or companies who collect premiums, investigate claims or administer benefits.
o TO AFFILIATED AND NONAFFILIATED COMPANIES. Information may be shared with such companies who service your policy(s).
o AS PERMITTED OR REQUIRED BY LAW. Information may be shared with government and law enforcement agencies.
o IN OTHER CIRCUMSTANCES. We provide information to other persons or companies in order to issue or service your policy. These include medical providers, your insurance agent, and consumer reporting agencies. Consumer reporting agencies may retain your information and disclose it to others.

WE DO NOT DISCLOSE YOUR INFORMATION FOR MARKETING PURPOSES: For this reason, no "opt-in" or "opt-out" election is required.

CONFIDENTIALITY AND SECURITY OF YOUR INFORMATION:
We protect your information. The only persons who have access to your information are those who must have it to provide our products and services to you. We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

INFORMATION ABOUT OUR FORMER CUSTOMERS:
We secure the information we retain about our former customers. Any disclosure of that information must be as described in this notice. We do not disclose information about our former customers except as allowed or required by law.

ACCESS AND/OR CORRECTION OF YOUR INFORMATION:
You have a right to access and request correction of your information that is retained by us. Such requests must be made to us in writing. We will respond to your request within 30 days. Access rights do not apply to information collected for (1) claim process; or (2) civil or criminal proceedings.

NOTIFICATION OF CHANGE:
If we revise our privacy practices in the future, we will notify you prior to the changes.

ALLIANZ CONTACT INFORMATION:
If you have any questions or concerns about our privacy policies or procedures, please call the Corporate Compliance Department at 800.328.5600, write us at the following address, or visit www.allianzlife.com.

    Allianz Life Insurance Company of North America
    PO Box 1344
    Minneapolis, MN 55440-1344

ALLIANZ FAMILY OF COMPANIES:
o   Allianz Life Insurance Company of North America
o   Allianz Life Financial Services, LLC
o   Allianz Individual Insurance Group, LLC
o   Questar Capital Corporation

                                                               M40018 (R-1/2006)

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

APPENDIX A - ANNUAL OPERATING EXPENSES FOR EACH
      INVESTMENT OPTION

This table describes, in detail, the annual expenses for each of the Investment Options. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent calendar year. Except for the AZL Funds, the PIMCO VIT portfolios, and the OpCap portfolio, neither the Investment Options nor their advisers are affiliated with Allianz Life. Expenses may vary in current and future years. See the Investment Option prospectuses for further information regarding the expenses you may expect to pay.

                                     ANNUAL OPERATING EXPENSES BEFORE FEE WAIVERS OR EXPENSE
                                                       REIMBURSEMENTS
                                     ---------------------------------------------------------
INVESTMENT OPTION                    MANAGEMENT RULE         SERVICE   OTHER         TOTAL     AMOUNT OF   TOTAL ANNUAL
                                                                                                             OPERATING
                                                                                                             EXPENSES
                                                                                                               AFTER
                                                                                              CONTRACTUAL  SCONTRACTUAL
                                                                                              FEE WAIVERS   FEE WAIVERS
                                                12B-1                                             AND       OR EXPENSE
                                        FEES      FEES*       FEES      EXPENSES             REIMBURSEMENTS REIMBURSEMENTS
-------------------------------------------------------------------------------------------------------------------------
AZL AIM Basic Value Fund(1)              .75%       .25%         -         .20%       1.20%          -%         1.20%
-------------------------------------------------------------------------------------------------------------------------
AZL AIM International Equity Fund(1)    .90        .25           -        .35        1.50          .05          1.45
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL LMP Large Cap Growth Fund(1)        .80        .25           -        .16        1.21          .01          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL LMP Small Cap Growth Fund(1)        .85        .25           -        .25        1.35            -          1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL ColumbiaTechnology Fund(1)          .84        .25           -        .26        1.35            -          1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Davis NY Venture Fund - Class       .75          -           -        .20         .95            -           .95
1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Davis NY Venture Fund - Class       .75        .25           -        .20        1.20            -          1.20
2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio(7)         .75          -           -        .10         .85            -           .85
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Dreyfus Founders Equity Growth      .80        .25           -        .17        1.22          .02          1.20
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Dreyfus Premier Small Cap Value     .90          -           -        .27        1.17          .02          1.15
Fund - Class 1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Dreyfus Premier Small Cap Value     .90        .25           -        .27        1.42          .07          1.35
Fund - Class 2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus IP Small Cap Stock Index        .35        .25           -          -         .60            -           .60
Portfolio - Service Shares(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc. -        .25        .25           -        .02         .52            -           .52
Service Shares(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Franklin Small Cap Value Fund(1)    .75        .25           -        .15        1.15            -          1.15
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Global Communications          .58        .25           -        .07         .90            -           .90
Securities Fund - Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income              .48        .25           -        .03         .76            -           .76
Securities Fund - Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin High Income Securites Fund     .56        .25           -        .04         .85            -           .85
- Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund -       .46        .25           -        .02         .73            -           .73
Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth               .73        .25           -        .03        1.01            -          1.01
Securities Fund - Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund -         .49        .25           -        .03         .77            -           .77
Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 -        .62          -           -        .07         .69            -           .69
Class 1(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund -      .80        .25           -        .23        1.28            -          1.28
Class 2(2)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund -         .60        .25           -        .18        1.03            -          1.03
Class 2(2)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund -     .65        .25           -        .17        1.07          .05          1.02
Class 2(2),(4)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund -      .75        .25           -        .07        1.07            -          1.07
Class 2(2),(3)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Jennison 20/20 Focus Fund(1)        .80        .25           -        .17        1.22          .02          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Jennison Growth Fund(1)             .80        .25           -        .23        1.28          .08          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Legg Mason Growth Fund(1)           .85        .25           -        .21        1.31          .01          1.30
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Legg Mason Value Fund(1)            .75        .25           -        .20        1.20            -          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Neuberger Berman Regency            .75        .25           -        .30        1.30            -          1.30
Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL OCC Opportunity Fund(1)             .85        .25           -        .25        1.35            -          1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL OCC Renaissance Fund(1)             .75        .25           -        .19        1.19            -          1.19
-------------------------------------------------------------------------------------------------------------------------

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       70


                                     ANNUAL OPERATING EXPENSES BEFORE FEE WAIVERS OR EXPENSE
                                                       REIMBURSEMENTS
                                     ---------------------------------------------------------
INVESTMENT OPTION                    MANAGEMENT RULE         SERVICE   OTHER         TOTAL     AMOUNT OF   TOTAL ANNUAL
                                                                                                             OPERATING
                                                                                                             EXPENSES
                                                                                                               AFTER
                                                                                              CONTRACTUAL  SCONTRACTUAL
                                                                                              FEE WAIVERS   FEE WAIVERS
                                                12B-1                                             AND       OR EXPENSE
                                        FEES      FEES*       FEES      EXPENSES             REIMBURSEMENTS REIMBURSEMENTS
-------------------------------------------------------------------------------------------------------------------------
AZL OCC Value Fund(1)                   .75        .25           -        .20        1.20            -          1.20
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OpCap Mid Cap Portfolio(10)             .80          -           -        .74        1.54          .47          1.07
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Developing             1.25        .25           -        .20        1.70          .05          1.65
Markets Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Global Fund -           .90          -           -        .30        1.20            -          1.20
Class 1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Global Fund - Class     .90        .25           -        .30        1.45            -          1.45
2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer International           .84        .25           -        .42        1.51          .06          1.45
Growth Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Main Street Fund -      .80          -           -        .23        1.03          .08           .95
Class 1(1),(8),(9)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Oppenheimer Main Street Fund -      .80        .25           -        .23        1.28          .08          1.20
Class 2(1),(8)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL PIMCO Fundamental IndexPLUS         .75        .25           -        .20        1.20            -          1.20
Total Return Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT All Asset Portfolio -         .20          -         .15        .86        1.21            -          1.21
Admin. Class(5),(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn           .49          -         .15        .94        1.58            -          1.58
Strategy Portfolio - Admin.
Class(5),(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Emerging Markets Bond         .45          -         .15        .41        1.01            -          1.01
Portfolio - Admin. Class(5),(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Global Bond Portfolio         .25          -         .15        .50         .90            -           .90
(Unhedged) - Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio -        .25          -         .15        .35         .75            -           .75
Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio -       .25          -         .15        .26         .66            -           .66
Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio -      .25          -         .15        .25         .65            -           .65
Admin. Class(7)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Money Market Fund(1)                .35        .25           -        .14         .74            -           .74
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Aggressive Growth        .90        .25           -        .18        1.33          .03          1.30
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Comstock Fund(1)         .74        .25           -        .20        1.19            -          1.19
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Equity and Income        .75        .25           -        .19        1.19            -          1.19
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Global Franchise         .95        .25           -        .23        1.43            -          1.43
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Global Real Estate       .90        .25           -        .20        1.35            -          1.35
Fund(1),(6)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Growth and Income        .76        .25           -        .19        1.20            -          1.20
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Mid-Cap Growth           .83        .25           -        .22        1.30            -          1.30
Fund(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
AZL Van Kampen Strategic Growth         .85        .25           -        .17        1.27          .07          1.20
Fund(1)
-------------------------------------------------------------------------------------------------------------------------

* The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, Allianz Life Financial Services, LLC, will receive 12b-1 fees, except for those classes of shares that do not pay a 12b-1 fee, as identified in footnote (8).

(1) Allianz Life Advisers, LLC ("AZL"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses to the "after waiver" amount listed above through May 1, 2007. The Investment Option is authorized to reimburse AZL for management fees previously waived and/or for the cost of Other Expenses paid by AZL provided that such reimbursement will not cause the Investment Option to exceed the expense limitation noted above. The Investment Option's ability to reimburse AZL in this manner only applies to fees paid or reimbursement made by AZL within the previous three years.
(2) While the maximum amount payable under the Fund's class Rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.
(3) The Fund administration fee is paid indirectly through the management fee.
(4) For the Templeton Foreign Securities Fund, the manager has agreed in advance to make an estimated reduction of 0.05% in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund for cash management. The reduction is not voluntary and is required by the Investment Options' Board of Trustees and an exemptive order of the Securities and Exchange Commission.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                       71


(5) Contractual fee waivers and reimbursements applicable to the PIMCO VIT All Asset, CommodityRealReturn Strategy and the Emerging Markets Bond Portfolios for the calendar year ending 12/31/05 were .01%, .68% and .01% respectively, resulting in total annual operating expenses after waivers and reimbursements of 1.20%, .90% and 1.00% respectively. Please see the Investment Option prospectuses for further information regarding the Investment Option expenses you may pay for the current fiscal year.
(6) The AZL Neuberger Berman Regency Fund, AZL Oppenheimer Developing Markets Fund, AZL PIMCO Fundamental IndexPLUS Total Return Fund and the AZL Van Kampen Global Real Estate Fund commenced operations as of May 1, 2006. The expenses shown above for these Investment Options are estimated for the current calendar year.
(7) We may enter into certain arrangements under which we, or our affiliate Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options of other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others, however, the maximum fee that we currently receive is at an annual rate of 0.25% of the average aggregate amount invested by us in the Investment Options on a monthly basis.
(8) The AZL Davis NY Venture Fund, AZL Dreyfus Premier Small Cap Value Fund, AZL Oppenheimer Global Fund, and the AZL Oppenheimer Main Street Fund each have Class 1 shares and Class 2 shares. Class 2 shares of each Fund pay a 12b-1 fee of up to 0.25% of its average daily assets. Class 1 shares do not pay a 12b-1 fee.
(9) Not currently available.
(10) OpCap Advisors has contractually agreed to reduce the total annual portfolio operating expenses to the extent they would exceed 1.00% of the Portfolio's average daily net assets. This reduction of annual portfolio operating expenses is guaranteed by OpCap Advisors through December 31, 2015.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

This table describes, in detail, the annual expenses for each of the AZL FusionPortfolios. We show the expenses as a percentage of an Investment Option's average daily net assets. The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the AZL FusionPortfolios, and the AZL FusionPortfolios do not pay service fees or 12b-1 fees. The underlying funds of the AZL FusionPortfolios may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

                               ANNUAL INVESTMENT OPTION OPERATING
                                 EXPENSES BEFORE FEE WAIVERS OR
                                     EXPENSE REIMBURSEMENTS
                              --------------------------------------
INVESTMENT OPTION             MANAGEMENT RULE    OTHER      TOTAL   UNDERLYING TOTAL        AMOUNT OF     TOTAL ANNUAL
                                                                                                           OPERATING
                                                                                                            EXPENSES
                                                                                                             AFTER
                                                                    FUND                   CONTRACTUAL    CONTRACTUAL
                                                                    EXPENSES   ANNUAL      FEE WAIVERS    FEE WAIVERS
                                        12B-1                       AND 12B-1  OPERATING       AND         OR EXPENSE
                                FEES     FEES*   EXPENSES             FEES**    EXPENSES  REIMBURSEMENTS REIMBURSEMENTS
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
AZL Fusion Balanced              .20%      -%       .30%     .50%      1.02%      1.52%         .20%          1.32%
Fund(1),(2)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
AZL Fusion Growth Fund(1),(2)   .20       -        .18      .38       1.19       1.57          .08           1.49
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
AZL Fusion Moderate             .20       -        .22      .42       1.10       1.52          .12           1.40
Fund(1),(2)
------------------------------------------------------------------------------------------------------------------------

* The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, Allianz Life Financial Services, LLC, will receive 12b-1 fees.
** These expenses include an arithmetic average of the expenses and 12b-1 fees of the underlying funds.

(1) Allianz Life Advisers, LLC ("AZL"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses (excluding certain Fund expenses including, but not limited to, any taxes, interest, brokerage fees or extraordinary expenses) from exceeding 0.30% through at least May 1, 2007. The operating expenses covered by the expense limitation include fees deducted from Fund assets such as audit fees and payments to outside trustees. The Investment Option is authorized to reimburse AZL for management fees previously waived and/or for the cost of Other Expenses paid by AZL provided that such reimbursement will not cause the Investment Option to exceed the expense limitations in the agreement. The Manager may request and receive reimbursement of fees waived or limited and other reimbursements made by the Manager. Any reimbursement to the Manager must be made not more than three years from the calendar year in which the corresponding reimbursement to the Investment Option was made.
(2) Persons with Contract Value allocated to the AZL FusionPortfolios will also indirectly pay the expenses of the underlying funds. The underlying fund fees and expenses, ranging from 1.02% to 1.19% after contractual fee waivers and reimbursements are an estimate computed by determining the arithmetic average of the expense ratios of the underlying funds that are available for each Investment Option to purchase. The AZL FusionPortfolios, at the discretion of the Manager, may assign larger weightings to certain funds and may invest in underlying funds not included in this calculation. The range of fees for the underlying funds before contractual fee waivers and reimbursements of the Fund is from 0.65% to 1.58%.
    These expenses will vary, depending upon the allocation of assets to individual underlying funds. In addition, it can be expected that underlying funds may be added or deleted as investments, with a resulting change in expenses. The investment advisers to the underlying funds or their affiliates may pay "service fees" to Allianz Life or its affiliates for providing customer service and other administrative services to Contract purchasers. The amount of such fees may vary by underlying fund. The underlying funds may also pay Rule 12b-1 distribution fees to the distributor of the Contracts. The underlying funds do not pay service fees or 12b-1 fees to the AZL FusionPortfolios, and the Portfolios do not pay service fees or 12b-1 fees.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

APPENDIX B - QUARTERLY ANNIVERSARY VALUE CALCULATION AND EXAMPLES
If your Contract includes both the Lifetime Income Plus Benefit and the Enhanced Death Benefit, we will calculate a Quarterly Anniversary Value under each of these optional benefits. While both of the Quarterly Anniversary Values use the same general formula, they could result in different amounts if you add the Lifetime Income Plus Benefit to your contract after the Issue Date. However, if you add the Lifetime Income Plus Benefit to your Contract on the Issue Date, then Quarterly Anniversary Values under each optional feature will be the same.

CALCULATING THE QUARTERLY ANNIVERSARY VALUE UNDER THE
LIFETIME INCOME PLUS BENEFIT
We only calculate the Quarterly Anniversary Value before the older Covered Person's 91st birthday and before you exercise the Lifetime Income Plus Benefit. WE NO LONGER CALCULATE THE QUARTERLY ANNIVERSARY VALUE BEGINNING ON THE EARLIER OF THE OLDER COVERED PERSON'S 91ST BIRTHDAY OR THE BENEFIT DATE. If you have not exercised the Lifetime Income Plus Benefit before the older Covered Person's 91st birthday, the Quarterly Anniversary Value will cease to exist and the Lifetime Income Plus Benefit will no longer be available to you.

If the rider effective date is the Issue Date, the Quarterly Anniversary Value on the Issue Date is equal to the Purchase Payment received on the Issue Date. If the rider effective date occurs after the Issue Date, the Quarterly Anniversary Value on the rider effective date is equal to the Contract Value on that date.

On each Business Day we increase the Quarterly Anniversary Value by the amount of any additional Purchase Payments received that day, and we reduce the Quarterly Anniversary Value proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn that day (including any withdrawal charge).

On each Quarterly Anniversary we process any increase or decrease to the Quarterly Anniversary Value due to a Purchase Payment received that day, or a Partial Annuitization or withdrawal taken that day, after we do the following calculation. On each Quarterly Anniversary the Quarterly Anniversary Value is equal to the greater of its value on the immediately preceding Business Day, or the Contract Value as of that Quarterly Anniversary.

ANY WITHDRAWALS TAKEN BEFORE YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT AND/OR AMOUNTS APPLIED TO PARTIAL ANNUITIZATIONS MAY REDUCE THE QUARTERLY ANNIVERSARY VALUE BY MORE THAN THE AMOUNT WITHDRAWN AND/OR ANNUITIZED. If the Contract Value at the time of withdrawal and/or annuitization is less than the Quarterly Anniversary Value, we will deduct more than the amount withdrawn and/or annuitized from the Quarterly Anniversary Value.

CALCULATING THE QUARTERLY ANNIVERSARY VALUE UNDER THE ENHANCED DEATH BENEFIT
WE ONLY CALCULATE THE QUARTERLY ANNIVERSARY VALUE UNTIL THE BUSINESS DAY DURING WHICH WE RECEIVE, IN GOOD ORDER AT OUR SERVICE CENTER, BOTH DUE PROOF OF DEATH AND AN ELECTION OF THE DEATH BENEFIT PAYMENT OPTION.

IF YOUR CONTRACT INCLUDES THE LIFETIME INCOME PLUS BENEFIT, THE QUARTERLY ANNIVERSARY WILL NO LONGER INCREASE AFTER THE BENEFIT DATE (THE DATE YOU BEGIN TO RECEIVE LIFETIME PLUS PAYMENTS) AND EACH LIFETIME PLUS PAYMENT AND ANY EXCESS WITHDRAWALS WILL REDUCE THE QUARTERLY ANNIVERSARY VALUE PROPORTIONATELY BY THE PERCENTAGE OF CONTRACT VALUE WITHDRAWN (INCLUDING ANY WITHDRAWAL CHARGE).

The Quarterly Anniversary Value on the Issue Date is equal to the Purchase Payment received on the Issue Date.

On each Business Day we increase the Quarterly Anniversary Value by the amount of any additional Purchase Payments received that day, and we reduce the Quarterly Anniversary Value proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn that day (including any withdrawal charge).

On each Quarterly Anniversary before the older Owner's 91st birthday* we process any increase or decrease to the Quarterly Anniversary Value due to a Purchase Payment received that day, or a Partial Annuitization or withdrawal taken that day, after we do the following calculation. On each Quarterly Anniversary before the older Owner's 91st birthday* the Quarterly Anniversary Value is equal to the greater of its value on the immediately preceding Business Day, or the Contract Value as of that Quarterly Anniversary.

Beginning with the Quarterly Anniversary that occurs on or after the older Owner's 91st birthday* we calculate the Quarterly Anniversary Value in the same way that we do on each Business Day other than a Quarterly Anniversary.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

* If the Contract is owned by a non-individual (for example, a qualified plan or trust), we will use the age of the Annuitant.

ANY WITHDRAWALS (INCLUDING LIFETIME PLUS PAYMENTS AND EXCESS WITHDRAWALS) AND/OR AMOUNTS APPLIED TO PARTIAL ANNUITIZATIONS MAY REDUCE THE QUARTERLY ANNIVERSARY VALUE BY MORE THAN THE AMOUNT WITHDRAWN AND/OR ANNUITIZED. If the Contract Value at the time of withdrawal and/or annuitization is less than the Quarterly Anniversary Value, we will deduct more than the amount withdrawn and/or annuitized from the Quarterly Anniversary Value.

EXAMPLES OF THE QUARTERLY ANNIVERSARY VALUE CALCULATIONS
This example show how we calculate the Quarterly Anniversary Value under the Lifetime Income Plus Benefit and the Enhanced Death Benefit.

o You purchase a Contract with an initial Purchase Payment of $100,000. You select the Lifetime Income Plus Benefit and the Enhanced Death Benefit at issue. You are the only Owner and are age 69 or younger on the Issue Date. You make no additional Purchase Payments.


                                                       ------------------    QUARTERLY
                                                                            ANNIVERSARY
                                                         CONTRACT VALUE        VALUE
                                                       ------------------- ---------------
                                                       ------------------- ---------------
        On the Issue Date                                  $100,000           $100,000
        End of 1st Quarter, 1st Contract Year               $98,000           $100,000
        End of 2nd Quarter, 1st Contract Year              $102,000           $102,000
        End of 3rd Quarter, 1st Contract Year              $104,000           $104,000
        1st Contract Anniversary                           $103,000           $104,000
        End of 1st Quarter, 2nd Contract Year              $106,000           $106,000

o On the Issue Date, the Quarterly Anniversary Value is equal to total Purchase Payment ($100,000).
o At the end of the Contract's first Quarter, the Contract Value had decreased to $98,000, which is less than the previous Quarterly Anniversary Value ($100,000), so the Quarterly Anniversary Value was not increased.
o At the end of the Contract's second Quarter, the Contract Value had increased to $102,000, which is greater than the previous Quarterly Anniversary Value ($100,000), so the Quarterly Anniversary Value was increased to equal the Contract Value.
o At the end of the Contract's third Quarter, the Contract Value had increased to $104,000, which is greater than the previous Quarterly Anniversary Value ($102,000), so the Quarterly Anniversary Value was increased to equal the Contract Value.
o At the first Contract Anniversary, the Contract Value had decreased to $103,000, which is less than the previous Quarterly Anniversary Value ($104,000), so the Quarterly Anniversary Value was not increased.
o At the end of the first Quarter of the second Contract Year, the Contract Value had increased to $106,000, which is greater than the previous Quarterly Anniversary Value ($104,000), so the Quarterly Anniversary Value was increased to equal the Contract Value.

EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON THE QUARTERLY ANNIVERSARY VALUE
o Continuing the assumptions from the previous example, except that you take a partial withdrawal (including the withdrawal charge) of $9,000 in the second month of the second Contract Year when the Contract Value on the day of (but before) the partial withdrawal is $103,000.

    THE QUARTERLY ANNIVERSARY VALUE WILL BE ADJUSTED FOR THE PARTIAL WITHDRAWAL
    AS FOLLOWS:
        The previous Quarterly Anniversary Value...........................................................$104,000.00
        Reduced proportionately by the percentage of Contract Value
           withdrawn ($9,000 / $103,000) =  0.08738 x $104,000 = ........................................-    9,087.39
                                                                                                         -------------
    The Quarterly Anniversary Value after the partial withdrawal..........................................$  94,912.61
                                                                                                          ============

o This Quarterly Anniversary Value will remain in effect until at least the next Quarterly Anniversary unless you take another partial withdrawal.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

APPENDIX C - 5% ANNUAL INCREASE AND 5% ANNUAL INCREASE CAP CALCULATIONS AND EXAMPLES

CALCULATING THE 5% ANNUAL INCREASE UNDER THE LIFETIME INCOME PLUS BENEFIT
We only calculate the 5% Annual Increase before the older Covered Person's 91st birthday and before you exercise the Lifetime Income Plus Benefit. WE NO LONGER CALCULATE THE 5% ANNUAL INCREASE BEGINNING ON THE EARLIER OF THE OLDER COVERED PERSON'S 91ST BIRTHDAY OR THE BENEFIT DATE. If you have not exercised the Lifetime Income Plus Benefit before the older Covered Person's 91st birthday, the 5% Annual Increase will cease to exist and the Lifetime Income Plus Benefit will no longer be available to you.

If you elect the Lifetime Income Plus Benefit at issue, then the 5% Annual Increase on the Issue Date is the Purchase Payment received on the Issue Date. If you elect the Lifetime Income Plus Benefit after issue or if you reset the 5% Annual Increase, then the 5% Annual Increase on the rider effective date or reset anniversary is the Contract Value as of the rider effective date or reset anniversary.

On each Business Day before the tenth Contract Anniversary (or the tenth Contract Anniversary after the rider effective date or reset anniversary) we increase the 5% Annual Increase by the amount of any additional Purchase Payments received that day, and we reduce the 5% Annual Increase proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn that day (including any withdrawal charge).

On each Contract Anniversary before the tenth Contract Anniversary (or the tenth Contract Anniversary after the rider effective date or reset anniversary) we process any increase or decrease to the 5% Annual Increase due to a Purchase Payment received that day, or a Partial Annuitization or withdrawal taken that day, after we do the following anniversary calculations.

On the first Contract Anniversary of the Issue Date (or, if applicable, the first Contract Anniversary after the rider effective date or reset anniversary), the 5% Annual Increase is equal to the following.
    b + [ 1.05 x (a - b) ]
    where:
    a = the 5% Annual Increase as of the immediately preceding Business Day, and b = Purchase Payments* received during the last Contract Year. However, if you elected the Lifetime Income Plus Benefit at issue and did not reset the 5% Annual Increase, then we will exclude any Purchase Payments received within 90 days of the Issue Date.

* We reduce each Purchase Payment proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge) for each annuitization or withdrawal taken since we received that payment.

On the second through ninth Contract Anniversaries for the Issue Date (or, if applicable, the second through ninth Contract Anniversaries after the rider effective date or reset anniversary), the 5% Annual Increase is equal to the following.
    d + [ 1.05 x (c - d + (0.05 x e)) ]
    where:
    c = the 5% Annual Increase as of the immediately preceding Business Day, d = Purchase Payments* received during the last Contract Year, and e = Purchase Payments* received during the Contract Year that began two years ago. However, if you elected the Lifetime Income Plus Benefit at issue and did not reset the 5% Annual Increase, then on the second Contract Anniversary we will exclude any Purchase Payments received within 90 days of the Issue Date.

* We reduce each Purchase Payment proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge) for each annuitization or withdrawal taken since we received that payment.

On each Business Day on or after the tenth Contract Anniversary of the Issue Date (or, if applicable, the tenth Contract Anniversary after the rider effective date or reset anniversary) the 5% Annual Increase is equal to the 5% Annual Increase Cap. THE 5% ANNUAL INCREASE WILL NEVER EXCEED THE 5% ANNUAL INCREASE CAP.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

CALCULATING THE 5% ANNUAL INCREASE CAP UNDER THE LIFETIME INCOME PLUS BENEFIT We only calculate the 5% Annual Increase Cap before the older Covered Person's 91st birthday and before you exercise the Lifetime Income Plus Benefit. WE NO LONGER CALCULATE THE 5% ANNUAL INCREASE CAP BEGINNING ON THE EARLIER OF THE OLDER COVERED PERSON'S 91ST BIRTHDAY OR THE BENEFIT DATE. If you have not exercised the Lifetime Income Plus Benefit before the older Covered Person's 91st birthday, the 5% Annual Increase Cap will cease to exist and the Lifetime Income Plus Benefit will no longer be available to you.

If you elect the Lifetime Income Plus Benefit at issue and do not reset the 5% Annual Increase, then the 5% Annual Increase Cap on the Issue Date is twice the Purchase Payment received on the Issue Date. If you elect the Lifetime Income Plus Benefit after issue or if you reset the 5% Annual Increase, then the 5% Annual Increase Cap on the rider effective date or reset anniversary is twice the Contract Value as of the rider effective date or reset anniversary.

On each Business Day other than a Contract Anniversary, we increase the 5% Annual Increase Cap by the amount of any additional Purchase Payments received that day, and we reduce the 5% Annual Increase Cap proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn that day (including any withdrawal charge).

If you elect the Lifetime Income Plus Benefit at issue and you do not reset the 5% Annual Increase, then on the first Contract Anniversary the 5% Annual Increase Cap is equal to the following.

o    The 5% Annual Increase Cap as of the immediately preceding Business Day.

o Plus any Purchase Payments* received within 90 days of the Issue Date excluding the payment received on the Issue Date.

o Plus any additional Purchase Payments received on the first Contract Anniversary.

o Reduced proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn on the first Contract Anniversary (including any withdrawal charge).

* We reduce each Purchase Payment proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge) for each annuitization or withdrawal taken since we received that payment.

On the second through tenth Contract Anniversaries of the Issue Date (or, if applicable, the first through tenth Contract Anniversaries after the rider effective date or reset anniversary) we calculate the 5% Annual Increase Cap in the same way that we do on each Business Day other than a Contract Anniversary.

On the eleventh and later Contract Anniversaries of the Issue Date (or, if applicable, the eleventh and later Contract Anniversaries after the rider effective date or reset anniversary) the 5% Annual Increase Cap is equal to the following.

o    The 5% Annual Increase Cap as of the immediately preceding Business Day.
o Plus any Purchase Payments* received during the Contract Year that began eleven years ago**.
o Plus any additional Purchase Payments received on the current Contract Anniversary.
o Reduced proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn on the current Contract Anniversary (including any withdrawal charge).

* We reduce each Purchase Payment proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge) for each annuitization or withdrawal taken since we received that payment.
** If you elected the Lifetime Income Plus Benefit at issue and did not reset the 5% Annual Increase, then on the eleventh Contract Anniversary only we exclude Purchase Payments received within 90 days of the Issue Date.

ANY WITHDRAWALS TAKEN BEFORE YOU EXERCISE THE LIFETIME INCOME PLUS BENEFIT AND/OR AMOUNTS APPLIED TO PARTIAL ANNUITIZATIONS MAY REDUCE THE 5% ANNUAL INCREASE AND THE 5% ANNUAL INCREASE CAP BY MORE THAN THE AMOUNT WITHDRAWN AND/OR ANNUITIZED. If the Contract Value at the time of withdrawal and/or annuitization is less than the 5% Annual Increase and the 5% Annual Increase Cap, we will deduct more than the amount withdrawn and/or annuitized from the 5% Annual Increase and the 5% Annual Increase Cap.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

EXAMPLES OF THE 5% ANNUAL INCREASE AND THE 5% ANNUAL INCREASE CAP CALCULATION

o You purchase a Contract with the Lifetime Income Plus Benefit. You make an initial Purchase Payment of $50,000 on the Issue Date. You make a second Purchase Payment of $50,000 during the third month of the Contract, and you make a third Purchase Payment of $50,000 during the second Contract Year.

                                        5% ANNUAL       5% ANNUAL      5% ANNUAL INCREASE SUBJECT
                                         INCREASE     INCREASE CAP     TO 5% ANNUAL INCREASE CAP
Issue Date                              $ 50,000        $100,000               $ 50,000
The Business Day we receive the
    second Purchase Payment in the
    third month                         $100,000        $150,000               $100,000
First Contract Anniversary              $105,000        $200,000               $105,000
The Business Day we receive the
    third Purchase Payment in the
    second Contract Year                $155,000        $250,000               $155,000
Second Contract Anniversary             $160,250        $250,000               $160,250
Third Contract Anniversary              $170,888        $250,000               $170,888
Fourth Contract Anniversary             $179,432        $250,000               $179,432
Fifth Contract Anniversary              $188,403        $250,000               $188,403
Sixth Contract Anniversary              $197,824        $250,000               $197,824
Seventh Contract Anniversary            $207,715        $250,000               $207,715
Eighth Contract Anniversary             $218,101        $250,000               $218,101
Ninth Contract Anniversary              $229,006        $250,000               $229,006
Tenth Contract Anniversary              $240,456        $250,000               $250,000
11th Contract Anniversary                               $250,000               $250,000
12th Contract Anniversary                               $300,000               $300,000

o On the Issue Date, the 5% Annual Increase is equal to the Purchase Payment received on the Issue Date ($50,000) and the 5% Annual Increase Cap is equal to twice the Purchase Payment received on the Issue Date (2 x $50,000 = $100,000).

o During the third month, on the Business Day we receive the second Purchase Payment, we add this payment to both the 5% Annual Increase ($50,000 + $50,000 = $100,000) and the 5% Annual Increase Cap ($100,000 + $50,000 =
    $150,000).

o On the first Contract Anniversary we apply the 5% compounding to the 5% Annual Increase. Since all Purchase Payments were received within 90 days of the Issue Date, the 5% compounding applies to the entire 5% Annual Increase amount (1.05 x $100,000 = $105,000) and we add the second Purchase Payment to the 5% Annual Increase Cap again, thereby doubling that payment ($150,000 + $50,000 = $200,000).

o During the second Contract Year, on the Business Day we receive the third Purchase Payment, we add this payment to both the 5% Annual Increase ($105,000 + $50,000 = $155,000) and the 5% Annual Increase Cap ($200,000 +
    $50,000 = $250,000).

o On the second Contract Anniversary we apply the 5% compounding to the 5% Annual Increase. HOWEVER, SINCE WE HAVE NOT HAD THE THIRD PURCHASE PAYMENT FOR AN ENTIRE CONTRACT YEAR, WE DO NOT APPLY THE 5% COMPOUNDING TO THE THIRD PURCHASE PAYMENT ((1.05 x ($155,000 - $50,000)) + $50,000 = $160,250). IN
    ADDITION, WE WILL NOT DOUBLE THE THIRD PURCHASE PAYMENT UNDER THE 5% ANNUAL INCREASE CAP UNTIL WE HAVE HAD IT FOR TEN FULL CONTRACT YEARS, so the 5% Annual Increase Cap remains at $250,000 on the second Contract Anniversary.

o On the third Contract Anniversary we apply the 5% compounding to the 5% Annual Increase. BECAUSE WE HAVE HAD THE THIRD PURCHASE PAYMENT FOR ONE FULL CONTRACT YEAR WE NOW APPLY 5% COMPOUNDING TO THE PAYMENT FOR BOTH THE THIRD CONTRACT ANNIVERSARY AND THE SECOND CONTRACT ANNIVERSARY (1.05 x ($160,250 + (0.05 x $50,000)) = $170,888). The 5% Annual Increase Cap remains unchanged on the third Contract Anniversary.

o On the fourth through ninth Contract Anniversaries we apply the 5% compounding to the 5% Annual Increase. The 5% Annual Increase Cap remains unchanged during this period because it has been less than ten full Contract Years since we received the third Purchase Payment. On each of these Contract Anniversaries the 5% Annual Increase does not exceed the 5% Annual Increase Cap.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

o On the tenth Contract Anniversary the 5% Annual Increase is equal to the 5% Annual Increase Cap ($250,000).

o ON THE 12TH CONTRACT ANNIVERSARY WE HAVE NOW HAD THE THIRD PURCHASE PAYMENT FOR TEN FULL CONTRACT YEARS, SO WE ADD THE THIRD PAYMENT TO THE 5% ANNUAL INCREASE CAP AGAIN, THEREBY DOUBLING THAT PAYMENT ($250,000 + $50,000 = $300,000).

EXAMPLES OF THE EFFECT OF A LARGE ADDITIONAL PURCHASE PAYMENT ON THE 5% ANNUAL INCREASE CAP

This example is intended to show why, if you make a large additional Purchase Payment to the Contract, you may be able to access a higher benefit base under the Lifetime Income Plus Benefit if you instead apply the Purchase Payment to a new Contract.

Assume you purchase a contract with the Lifetime Income Plus Benefit. You make an initial Purchase Payment of $100,000 on the Issue Date and you make a second Purchase Payment of $100,000 during the second Contract Year. On the tenth Contract Anniversary the 5% Annual Increase Cap would be $300,000 (twice the initial Purchase Payment, plus the second Purchase Payment; we would not yet have doubled the second payment because we have not had it for ten full Contract Years) and we guarantee that benefit base used to calculate Lifetime Plus Payments as of the tenth Contract Anniversary would be at least $300,000.

Suppose instead you purchase one Contract with the Lifetime Income Plus Benefit with an initial Purchase Payment of $100,000. Two years later you purchase a second Contract with the Lifetime Income Plus Benefit with an initial Purchase Payment of $100,000 instead of applying this $100, 000 to the first Contract as an additional payment. On the tenth Contract Anniversary after you purchased the first Contract the 5% Annual Increase Cap for that Contract would be $200,000, and the 5% Annual Increase on the second Contract would be $147,746 ($100,000 compounded by 5% for eight years). We guarantee that the total benefit base for both Contracts at this time be at least $347,746, which is more than would have been available to you if you had made two Purchase Payments to one single Contract. However, if you waited until the 12th Contract Anniversary after you made the first Purchase Payment the total 5% Annual Increase Cap under both scenarios (and all three Contracts) would be $400,000 because we would have all the Purchase Payments for at least ten full Contract Years and the payments would, therefore, have doubled.

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

FOR SERVICE OR MORE INFORMATION
In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations by contacting your registered representative. Illustrations demonstrate how your Contract Value, cash surrender value and death benefits change based on the investment experience of the Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 551-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's website. If you do not have access to the website, you can get copies of information from the website upon payment of a duplication fee by writing to:
    PUBLIC REFERENCE SECTION OF THE COMMISSION
    100 F Street NE
    Washington, DC 20549

You can contact us at:
    ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
    5701 Golden Hills Drive
    Minneapolis, MN 55416
    (800) 624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our Service
Center:
    ALLIANZ SERVICE CENTER
    P.O. Box 1122
    Southeastern, PA 19398-1122
   (800) 624-0197

   THE ALLIANZ VISION VARIABLE ANNUITY SM CONTRACT*PROSPECTUS* _______, 2007
                                   [DRAFT #1]

                                   PART B-SAI

                       STATEMENT OF ADDITIONAL INFORMATION
                                 ALLIANZ VISION
                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT
                                    ISSUED BY
            ALLIANZ LIFE(R) VARIABLE ACCOUNT B (THE SEPARATE ACCOUNT)
                                       AND
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                           (ALLIANZ LIFE, WE, US, OUR)
                                 ________, 2007
This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the glossary in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             5701 Golden Hills Drive
                              Minneapolis, MN 55416
                                 (800) 624-0197

--------------------------------------------------------------------------------
                 TABLE OF CONTENTS
              ALLIANZ LIFE.............................................2
              ------------
              EXPERTS..................................................2
              -------
              LEGAL OPINIONS...........................................2
              --------------
              DISTRIBUTOR..............................................2
              -----------
              REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE........3
              -------------------------------------------------
              FEDERAL TAX STATUS.......................................3
              ------------------
                 GENERAL...............................................3
                 -------
                 DIVERSIFICATION.......................................4
                 ---------------
                 OWNER CONTROL.........................................4
                 -------------
                 CONTRACTS OWNED BY NON-INDIVIDUALS....................5
                 ----------------------------------
                 INCOME TAX WITHHOLDING................................5
                 ----------------------
                 REQUIRED DISTRIBUTIONS................................5
                 ----------------------
                 QUALIFIED CONTRACTS...................................6
                 -------------------
              ANNUITY PROVISIONS.......................................6
              ------------------
                 ANNUITY UNITS/CALCULATING ANNUITY PAYMENTS............7
                 ------------------------------------------
              MORTALITY AND EXPENSE RISK GUARANTEE.....................7
              ------------------------------------
              FINANCIAL STATEMENTS.....................................7
              --------------------

--------------------------------------------------------------------------------

                                                                     VISSAI-__07

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1]

ALLIANZ LIFE
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We are a subsidiary of Allianz of America, Inc.
(AZOA), a financial holding company. AZOA is a subsidiary of Allianz SE, a provider of integrated financial services. Allianz SE is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable annuities, individual and group life insurance, long-term care insurance, and health insurance products.

Allianz Life does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.

EXPERTS
The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, [____] (including the statements of changes in net assets for each of the years or periods in the two year period then ended) and the consolidated financial statements of Allianz Life as of December 31, [____] and [____] and for each of the years in the three-year period ended December 31, [____], included in this SAI have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report included in this SAI and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.

As discussed in note 2 to the consolidated financial statements of Allianz Life, Allianz Life changed its method of accounting for non-traditional long-duration insurance contracts in 2004.

LEGAL OPINIONS
Stewart D. Gregg, Senior Securities Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR
Allianz Life Financial Services, LLC (Allianz Life Financial (previously USAllianz Investor Services, LLC)), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor. Allianz Life Financial does not sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other third-party broker/dealers registered under the Securities Exchange Act of 1934 (selling firms) for the sale of the Contracts. The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

We pay commissions for sales of the Contracts. Allianz Life Financial passes through most of the commissions it receives to selling firms for their sales. Allianz Life Financial received sales compensation with respect to the Contracts issued under Allianz Life Variable Account B in the following amounts during the last three calendar years:

                 ------------- ---------------------------------- --------------------------------------
                 ------------   AGGREGATE AMOUNT OF COMMISSIONS      AGGREGATE AMOUNT OF COMMISSIONS
                   CALENDAR                 PAID TO                RETAINED BY ALLIANZ LIFE FINANCIAL
                     YEAR           ALLIANZ LIFE FINANCIAL           AFTER PAYMENTS TO SELLING FIRMS
                 ------------- ---------------------------------- --------------------------------------
                 ------------- ---------------------------------- --------------------------------------
                     2003             $129,768,725.25                              $0
                 ------------- ---------------------------------- --------------------------------------
                 ------------- ---------------------------------- --------------------------------------
                     2004             $229,502,300.90                              $0
                 ------------- ---------------------------------- --------------------------------------
                 ------------- ---------------------------------- --------------------------------------
                     2005             $232,330,089.74                              $0
                 ------------- ---------------------------------- --------------------------------------

We may fund Allianz Life Financial's operating and other expenses including: overhead; legal and accounting fees; registered representative training; deferred compensation and insurance benefits for registered representatives; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. We also pay for Allianz Life Financial's operating and other expenses, including overhead, legal and accounting fees.

As described above, Allianz Life Financial sells its Contracts primarily through "wholesaling", in which Allianz Life Financial sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, Allianz Life Financial has agreements with approximately 1,200 retail broker/dealers to sell its Contracts. All of the broker/dealer firms except one are non-affiliated. As described in the prospectus, Allianz Life Financial may pay marketing support payments to certain of these firms for providing marketing support services in the sale of the Contracts. Currently, Allianz Life Financial makes marketing support payments to approximately 40-45 firms. These payments vary in amount. In 2005, the five firms receiving the largest payments, ranging from $300,846 to $1,163,541, are listed below. Marketing support payments may also be made to managers of Investment Options or their affiliates for providing Investment Option information and marketing support.

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1]

  FIRM NAME
------------------------------
------------------------------
  AIG Advisor Group
  H D Vest Investments
  Linsco/Private Ledger
  National Planning Holdings
  Raymond James

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
We may reduce or eliminate the amount of the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:

o    the size of the group;
o the total amount of Purchase Payments expected to be received from the group;
o the nature of the group for which the Contracts are purchased, and the persistency expected in that group (for example, the expectation that the Owners will continue to hold the Contracts for a certain period of time);
o the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and
o any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of these reductions are contractually guaranteed. We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

FEDERAL TAX STATUS
NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. WE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. WE DO NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments. For a lump sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. A partial withdrawal results in tax on any gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any charges, and the Contract's cash basis). Lump sum withdrawals, whether partial or full, may also be subject to a penalty tax equal to 10% of the taxable amount.

For Annuity Payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (which is determined by Treasury Regulations). The exclusion amount for

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1]

Annuity Payments based on a fixed Annuity Option is determined by multiplying the Annuity Payment by the ratio that the investment in the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. Partial Annuitizations are taxed as partial withdrawals, not as Annuity Payments, until the entire Contract Value has been applied to Annuity Payments. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

DIVERSIFICATION
Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (Treasury Department). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract before the receipt of Annuity Payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the Contract, meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as the Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

o no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;
o no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;
o no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and
o no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment Options underlying the Contracts will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

OWNER CONTROL
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account, supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1] the flexibility of an Owner to allocate Purchase Payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets supporting the Contract.

CONTRACTS OWNED BY NON-INDIVIDUALS
Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Owner if the Owner is a non-individual, for example, a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for an individual or to Contracts held by qualified retirement plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-individual.

INCOME TAX WITHHOLDING
All distributions or the portion thereof which is included in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or Individual Retirement Annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: o a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; or o distributions which are required minimum distributions; or o the portion of the distributions not included in gross income (for example, returns of after-tax contributions); or o hardship withdrawals.

Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS
In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner. Specifically, with regard to this Contract,
Section 72(s) requires that:
o if any Owner dies on or after the Income Date, but before the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and
o if any Owner dies before the Income Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death.

These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner. If the Owner is a non-individual, then the death or change of an Annuitant is treated as the death of the Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1]

QUALIFIED CONTRACTS
The Contract is designed to be suitable for use under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

General descriptions of the types of qualified plans with which the Contracts may be used can be found in the prospectus. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice before purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this SAI. Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal. For more information see prospectus section 7, Taxes - Distributions - Qualified Contracts.

PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans. For more information see prospectus section 7, Taxes - Qualified Contracts.

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.

ANNUITY PROVISIONS We base monthly Annuity Payments upon:

o whether you request fixed Annuity Payments, variable Annuity Payments, or a combination of both fixed and variable Annuity Payments;
o the adjusted Contract Value (less any deduction we make to reimburse us for premium tax) on the Income Date;
o    the Annuity Option you select;

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1]

o    the age of the Annuitant and any joint Annuitant; and
o    the sex of the Annuitant and any joint Annuitant where allowed.

We guarantee fixed Annuity Payments as to dollar amount and the amount does not vary with the investment experience of an Investment Option. If you request fixed Annuity Payments, the amount of adjusted Contract Value (less any deduction we make to reimburse us for premium tax) that you apply to fixed Annuity Payments will be placed in our general account and it will not participate in the investment experience of the Investment Options.

Variable payouts are not predetermined as to dollar amount and will vary in amount with the investment experience of the Investment Option(s) you select. We use Annuity Units to determine the amount of any variable Traditional Annuity Payments you elect to receive.

ANNUITY UNITS/CALCULATING ANNUITY PAYMENTS
The first Annuity Payment is equal to the amount of Contract Value you are applying to variable Annuity Payments on the Income Date (less any deductions we make to reimburse us for premium tax), divided first by $1,000 and then multiplied by the appropriate variable annuity payout factor for each $1,000 of value for the Annuity Option you selected.

We will then purchase a fixed number of Annuity Units on the Income Date for each subaccount of the Investment Options you select. We do this by dividing the amount of the first Annuity Payment among the subaccounts for your selected Investment Options according to your most recent allocation instructions. We then divide the amount in each subaccount by the Annuity Unit value for each subaccount on the Income Date.

We determine the Annuity Unit value on each Business Day as follows:
o multiply the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the current Business Day; and
o    divide by the assumed net investment factor for the current Business Day.

The assumed net investment factor for the current Business Day is one plus the annual AIR adjusted to reflect the number of calendar days that have elapsed since the immediately preceding Business Day. We will allow an AIR of 3%, 5% or 7% based on your selection and applicable law.

Thereafter, the number of Annuity Units in each subaccount generally remains unchanged unless you make a transfer. However, the number of Annuity Units will change if Annuity Option 3 is in effect, one Annuitant dies, and the Owner requests Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the payment frequency you selected.

The Annuity Payment on each subsequent payment date is equal to the sum of the Annuity Payments for each subaccount. We determine the Annuity Payment for each subaccount by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount on the payment date.

MORTALITY AND EXPENSE RISK GUARANTEE
Allianz Life guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality and expense experience.

FINANCIAL STATEMENTS
The audited consolidated financial statements of Allianz Life as of and for the year ended December 31, [____], included herein should be considered only as bearing upon the ability of Allianz Life to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, [____] are also included herein.
[TO BE UPDATED UPON AMENDMENT]

   The Allianz Vision Variable Annuity Contract-SAI-________, 2007 [DRAFT #1]

                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

 a.  Financial Statements

     [TO BE UPDATED UPON AMENDMENT]

       b.  Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account dated May 31, 1985(1)
      2.   Not  Applicable
      3.a. Principal Underwriter's Agreement by and between North American Life and Casualty Company on behalf of NALAC Financial Plans, Inc. dated September 14,1988.(2) North American Life and Casualty Company is the predecessor to Allianz Life Insurance Company of North America. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC which is the predecessor to Allianz Life Financial Services, LLC.
      3.b. Form of General Agency Agreement with Allianz Life Financial
           Services, LLC dated May, 2006(9)
      4.a. Individual Variable Annuity "Base" Contract-S_____**
      4.b. Individual Variable Annuity "Bonus" Contract-S_____**
      4.c. Schedule Pages(1 thru 33)**
      4.d. Asset Allocation Rider-S_______**
      4.e. Lifetime Income Plus Benefit Rider-S_____**
      4.f. Waiver of Withdrawal Charge Rider-______**
      4.g. Enhanced Death Benefit Rider-S_____**
      4.h. Inherited IRA/Roth IRA Endorsement-______**
      4.i. Roth Individual Retirement Annuity Endorsement-______**
      4.j. Individual Retirement Annuity Endorsement-S40014(4)
      4.k. Unisex Endorsement(S20146)(4)
      4.l. Pension Plan and Profit Sharing Plan Endorsement-S20205(4)
      4.m. 403(b) Endorsement-S30072(4-99)(4)
      5.   Application for Ind. Var. Annuity Contract-______**
      6. (i) Copy of Certificate of the Amendment of Charter of the Company dated October 5, 1988 and the Declaration of Intention and Charter dated August 26, 1996(9)
           (ii) Copy of the Restated Bylaws of the Company(as amended
                October 2, 1996)(9)
      7.   Not Applicable

      8.a. Copy of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC dated 7/27/1999(3)

        b. Copy of Fund Participation Agreement between USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of North America and BISYS Fund Services Limited Partnership dated 12/2/2004(8)

        c. Copy of Fund Participation Agreement between Davis Variable Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America daterd 11/1/1999(4)

        d. Copy of Fund Participation Agreement between Dreyfus
           Investment Portfolios and Allianz Life Insurance Company of North America dated 5/1/2002(6)

        e. Copy of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Allianz Life Insurance Company of North America dated 10/1/2003(8)
        f. Copy of Administrative Services Agreement between Franklin Templeton Services, LLC and Allianz Life Insurance Company of North America dated 12/1/2003(8)
        g. Copy of Business Agreement between Franklin Templeton Distributors, Inc. and Allianz Life Insurance Company of North America dated 10/1/2003(8)

        h. Copy of Fund Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance Company of North America dated 12/1/1999(4)
        i. Copy of Administrative Support Service Agreement between Allianz Life Insurance Co. of North America and OppenheimerFunds, Inc. dated 12/1/1999(7)
        j. Copy of Participation Agreement between Allianz Life Premier VIT and Allianz Global Investors Distributors LLC dated 5/1/2006(10)
        k. Copy of Administrative Service Agreement between Allianz Life and OpCap Advisors LLC dated 5/1/2006(10)

        l. Copy of Fund Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC dated 12/1/1999(4)
        m. Copy of Services Agreement between Allianz Life Insurance Co. of North America and PIMCO Variable Insurance Trust dated 12/1/1999(7)

        n. Copy of Fund Participation Agreement between The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC dated 12/15/2000(5)
        o. Copy of Services Agreement between Allianz Life Insurance Co. of North America and Prudential Investment Management Services LLC dated 12/15/2000(7)

        p. Copy of Fund Participation Agreement between Seligman Portfolios, Inc. and Allianz Life Insurance Company of North America dated 12/1/1999(4)
        q. Copy of Service Agreement between Allianz Life Insurance Co. of North America and Seligman & Co., Inc. dated 12/16/1999(7)

        r. Copy of Fund Participation Agreement between Van Kampen Life Investment Trust, Van Kampen Funds Inc, Van Kampen Asset Management and Allianz Life of North America dated 5/1/2001(6)

       9.  Opinion and Consent of Counsel**
      10.  Consent of Independent Registered Public Accounting Firm**
      11.  Not Applicable
      12.  Not Applicable
      13.  Powers of Attorney*

         *Filed herewith
        **To be filed by amendment

(1) Incorporated by reference from Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 25, 1996.
(2) Incorporated by reference from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference from Post-Effective Amendment No. 7 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4) Incorporated by reference from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on December 30, 1999.
(5) Incorporated by reference from Post-Effective Amendment No. 2 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on December 15, 2000.
(6) Incorporated by reference from Post-Effective Amendment No. 3 to Allianz Lifes Variable Account A's Form N-6 (File Nos. 333-60206 and 811-04965) electronically filed on January 6, 2003.
(7) Incorporated by reference from Post-Effective Amendment No. 12 to Registrant's Form N-4 (File Nos. 333-95729 and 811-05618) electronically filed on April 26, 2004.
(8) Incorporated by reference from Pre-Effective Amendment No.2 to Registrant's Form N-4 (File Nos. 333-120181 and 811-05618) electronically filed on
     March 30, 2005.
(9) Incorporated by reference from the initial Registration Statement to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618) electronically filed on May 19, 2006.
(10) Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618) electronically filed on September 25, 2006.

Item 25. Officers and directors of Allianz Life Insurance Company of North America.

Unless noted otherwise, all officers and directors have the following principal business address:

                             5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

              ---------------------------------------- ------------------------------------------------------------
              Name                                     Position and offices
              ---------------------------------------- ------------------------------------------------------------
              Charles M. Kavitsky                      Director
              ---------------------------------------- ------------------------------------------------------------
              Gabrielle M. Matzdorff                   Senior Vice President and Chief Financial Officer
              ---------------------------------------- ------------------------------------------------------------
              Neil H. McKay                            Senior Vice President and Chief Actuary
              ---------------------------------------- ------------------------------------------------------------
              Volker Stueven                           Senior Vice President, Chief Risk Officer
              ---------------------------------------- ------------------------------------------------------------
              Douglas P. Reynolds                      President
              ---------------------------------------- ------------------------------------------------------------
              Denise M. Blizil                         Senior Vice President, Enterprise Services
              ---------------------------------------- ------------------------------------------------------------
              Wayne A. Robinson                        Senior Vice President, Chief Legal Officer and Secretary
              ---------------------------------------- ------------------------------------------------------------
              Tyrus R. Campbell                        Senior Vice President, Treasurer
              ---------------------------------------- ------------------------------------------------------------
              Jan R. Carendi                           Director and Chairman of the Board
              Allianz AG (Holding)
              Koniginstrasse 28
              80802 Munchen
              Germany
              ---------------------------------------- ------------------------------------------------------------
              Dr. Helmut Perlet                        Director
              Allianz AG (Holding)
              Koniginstrasse 28
              80802 Munchen
              Germany
              ---------------------------------------- ------------------------------------------------------------
              James Campbell                           Director
              c/o Wells Fargo and Company
              Wells Fargo Center
              Sixth & Marquette
              Minneapolis, MN 55479-0116
              ---------------------------------------- ------------------------------------------------------------
              Reverend Dennis Dease                    Director
              c/o University of St. Thomas
              215 Summit Avenue
              St. Paul, MN  55105-1096
              ---------------------------------------- ------------------------------------------------------------
              Peter Huehne                             Director
              Fireman's Fund Insurance Co.
              777 San Marin Drive
              Novato, CA 94998
              ---------------------------------------- ------------------------------------------------------------
              Michael P. Sullivan                      Director
              7505 Metro Boulevard
              Minneapolis, MN 55439
              ---------------------------------------- ------------------------------------------------------------
              Ralph Strangis                            Director
              Kaplan Strangis & Kaplan PA
              5500 Norwest Center
              Minneapolis, MN 55402-4126
              ---------------------------------------- ------------------------------------------------------------




Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The  Company   organizational   chart  is   incorporated   by   reference   from
Post-Effective Amendment No. 8 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on April 24, 2003.

Item 27.  Number of Contract Owners

As of December 28, 2006 there were no Contract Owners of qualified and non-qualified contracts.

Item 28.  Indemnification

The Bylaws of the Insurance Company provide:

       ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

              Section 1. RIGHT TO INDEMNIFICATION:

(a) Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:
              (i)   a director of the Corporation; or
              (ii) acting in the course and scope of his or her duties as an officer or employee of the Corporation; or
              (iii) rendering Professional Services at the request of and for the benefit of the Corporation; or
              (iv) serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").

(b) Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances:
              (i) in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors;
              (ii) if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful;
              (iii) for acts or omissions involving intentional misconduct or knowing and culpable violation of law;
              (iv) for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person;
              (v) for any transaction for which the Indemnified Person derived an improper personal benefit;
              (vi) for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders;
              (vii) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders;
              (viii)in circumstances where indemnification is prohibited by applicable law;
              (ix) in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.

              Section 2. SCOPE OF INDEMNIFICATION:

(a) Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.

(b) Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.

(c) Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.

              Section 3. DEFINITIONS:

(a) "Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of North America and all of its subsidiaries.
(b) "Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.
(c)           "Professional Services" shall mean services rendered pursuant to
              (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a.   Allianz  Life  Financial  Services,   LLC  (previously  USAllianz  Investor
     Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz  Life  Variable  Account  A
                 Allianz  Life  of NY Variable  Account  C


b.   The  following  are  the  officers   (managers)  and  directors  (Board  of
     Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:

                            5701 Golden Hills Drive
                            Minneapolis, MN 55416-1297

Name                        Positions and Offices with Underwriter
----------------------      -----------------------------------------------------------------------
Frank Tonnemaker           Chief Manager, Chief Executive Officer, President and Governor

Angela Wilson              Chief Financial Officer and President

Catherine Q. Farley        Senior Vice President

Corey J. Walther           Senior Vice President

Dave Schliesman            Senior Vice President

Jeffrey W. Kletti          Senior Vice President

Wayne Peterson             Vice President and Chief Compliance Officer

Stewart D. Gregg           Vice President and Secretary

Carol Dunn                 Assistant Secretary

Brad Coustan               Senior Vice President

c.

[TO BE UPDATED UPON AMENDMENT]
For the period 1-1-2005 to 12-31-2005
-------------------------------------------------------------------------------------------------------
                                        Net Underwriting
                                        Discounts and     Compensation    Brokerage
Name of Principal Underwriter           Commissions       on Redemption   Commissions   Compensation
-------------------------------------------------------------------------------------------------------
Allianz Life Financial Services, LLC    $232,330,089.74    $0             $0            $0
-------------------------------------------------------------------------------------------------------

The $232,330,089.74 that Allianz Life Financial Services, LLC received from Allianz Life as commissions on the sale of Contracts was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.


Item 30. Location of Accounts and Records

5701 Golden Hills Drive, Minneapolis, Minnesota 55416 and Delaware Valley Financial Services, Allianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item 31. Management Services

Not  Applicable

Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                 REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 28th day of December, 2006.


                                  ALLIANZ  LIFE
                                  VARIABLE  ACCOUNT  B
                                  (Registrant)


                                  By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                       OF  NORTH  AMERICA
                                          (Depositor)

                                  By: /S/ STEWART D. GREGG
                                     --------------------------------
                                          Stewart D. Gregg
                                          Senior Securities Counsel

                                  ALLIANZ  LIFE  INSURANCE  COMPANY
                                  OF  NORTH  AMERICA
                                   (Depositor)

                                   By:     DOUGLAS P. REYNOLDS*
                                      ------------------------------
                                           Douglas P. Reynolds
                                           President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 28th day of December, 2006.

Signature  and  Title

Jan R. Carendi*            Director and Chairman of the Board
Jan R. Carendi

Douglas P Reynolds*        President and Chief Operating Officer
Douglas P Reynolds

Gabby Matzdorff*           Senior Vice President and Chief Financial Officer
Gabby Matzdorff

Michael P. Sullivan*       Director
Michael P. Sullivan

Rev. Dennis J. Dease*      Director
Rev. Dennis J. Dease

James R. Campbell*         Director
James R. Campbell

Peter Huehne*              Director
Peter Huehne

Ralph Strangis*            Director
Ralph Strangis

Dr. Helmut Perlet*         Director
Dr. Helmut Perlet

Charles Kavitsky*          Director
Charles Kavitsky



                               *By    Power of Attorney filed as Exhibit 13
                                      to this Registration Statement


                                By: /S/ STEWART D. GREGG
                                    --------------------
                                    Stewart D. Gregg
                                    Senior Securities Counsel

                                    EXHIBITS
                                    FORM N-4
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                INDEX TO EXHIBITS

EXHIBIT
EX-99.B4.a.   Ind. Variable Annuity "Base" Contract(to be filed by amendment)
EX-99.B4.b.   Ind, Variable Annuity "Bonus" Contract(to be filed by amendment)
EX-99.B4.c.   Schedule Pages (1 thru 33)(to be filed by amendment)
EX-99.B4.d    Asset Allocation Rider(to be filed by amendment)
EX-99.B4.e.   Lifetime Income Plus Benefit Rider(to be filed by amendment)
EX-99.B4.f.   Waiver of Withdrawal Charge Rider(to be filed by amendment)
EX-99.B4.g.   Enhanced Death Benefit Rider(to be filed by amendment)
EX-99.B4.h.   Inherited IRA/Roth IRA Endorsement(to be filed by amendment)
EX-99.B4.i.   Roth IRA Endorsement(to be filed by amendment)
EX-99.B5.     Application for Ind. VA Contract(to be filed by amendment)
EX-99.B9.     Opinion and Consent of Counsel(to be filed by amendment)
EX-99.B10.    Consent of Independent Registered Public Accounting Firm
              (to be filed by amendment)
EX-99.B13.    Powers of Attorney